eSVS® MESH

KIPS BAY MEDICAL, INC.

2012 ANNUAL REPORT





First USA Implant
February 5, 2013



A letter from the CEO......

To our friends and shareholders,

In my letter last year, I spoke of regulatory challenges in the United States. This year, I want to review some of the significant milestones that we've achieved and which have continued into 2013.

In August, we enrolled the first patient in our eMESH I clinical feasibility trial which we are conducting for the U.S. FDA. This first patient was enrolled at the Bern University Hospital in Switzerland. In November, after two plus years of trying, we received a conditional approval from the U.S. FDA to begin our clinical study here in the United States. While this initial approval was limited to five patients, we were grateful to be able to allow U.S. cardiac surgeons to work with our Mesh. We went back to the FDA with an argument that more patients were needed to allow us get started with study sites in the United States. Happily, in January the FDA expanded their approval to fifteen patients. This level is enough to allow us to get the trial up and running at the four U.S. study sites allowed by the FDA in their November approval.

Our regulatory and product development team also worked with the FDA to provide them with additional information, related to the early eSVS Mesh design and test work, to address the conditions indicated by the FDA in their November approval. On March 7th of this year, the FDA notified us that the information we provided had satisfied their conditions and they re-issued their approval letter removing those conditions.

On February 5, 2013, the first eSVS Mesh implant was performed here in the United States. This implant was performed by Dr. Alan Wolfe and his team at the North East Georgia Medical Center in Gainesville, Georgia. We were thrilled to be able to attend the first U.S. implant and were equally impressed by Dr. Wolfe and the entire surgical team.

In addition to Northeast Georgia, as of March 31, 2013, the Mayo Clinic in Rochester, Minnesota is also actively recruiting patients.

To summarize where the eMESH I study is at as of March 31, 2013, six sites are actively recruiting patients - four in Europe and two in the U.S. Four additional hospitals – two in Europe and two in the US - have received their required internal clinical approvals and are in the process of finalizing study contracts, which is the last step prior to enrolling patients. This will get us to ten sites actively recruiting. Six additional sites in Europe have asked to be part of our study. These sites are working through their internal review and approval process and we are considering whether to expand our total European study sites beyond the eight sites originally planned.

During 2012, we expanded our clinical staff to support and closely monitor the performance of this clinical trial.

On the commercial front, we continue to face challenges in our international markets. We believe that the eSVS Mesh has the potential to improve the lives of CABG surgery patients and significantly reduce the total costs to treat patients suffering from severe coronary artery disease. However, we are also mindful that the eSVS Mesh is a truly novel product and there aren't any established reimbursements. As such, we believe that we need the clinical data, generally obtained studies like the eMESH I clinical trial, to secure reimbursements for the eSVS Mesh and to obtain regulatory approvals in the U.S. and other countries around the world. We are pleased that, in our estimation, over 500 patients have received an eSVS Mesh supported graft, however, we do not expect to generate a growing stream of business until we overcome reimbursement issues that will allow us to open up more countries.

We have a strong team of thirteen employees dedicated to bringing this innovative technology to the cardiac surgeons of the world. Our focus is on the completion of the eMESH I clinical trial and moving forward with the U.S. regulatory process. We are blessed to be working with some of the finest cardiac surgery centers in the world to assist us in gathering the data to reinforce our beliefs that we are making a significant contribution to CABG surgery.

We thank all of our employees, supporters, and shareholders for their continued support as we look into 2013 as a year of continued progress.

Respectfully submitted for our Board of Directors,



Manny Villafaña
Founder, CEO, Chairman of the Board

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KIPS BAY MEDICAL, INC.

3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota 55447
Ph: (763) 235-3540

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON WEDNESDAY, MAY 22, 2013

To our Stockholders:

The 2013 Annual Meeting of the Stockholders (the "2013 Annual Meeting") of Kips Bay Medical, Inc. (the "Company") will be held on Wednesday, May 22, 2013, at the Minneapolis Club—Founders Room, located at 729 2nd Avenue South, Minneapolis, Minnesota 55402. Registration for the 2013 Annual Meeting will begin at 3:15 p.m. Central Time ("CT"). The 2013 Annual Meeting will commence at approximately 3:30 p.m. CT. The purposes of the 2013 Annual Meeting are to:

(1) Elect four (4) directors to our Board of Directors to serve until the next annual meeting of stockholders or until such time as their successors are elected and qualified.
(2) Approve the Kips Bay Medical, Inc. 2013 Equity Incentive Plan.
(3) Consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as the Company's Independent Registered Public Accountant for 2013.
(4) Consider and vote upon, on a non-binding and advisory basis, named executive officer compensation.
(5) Consider and recommend, on a non-binding and advisory basis, whether the frequency of named executive officer compensation votes should occur every year, every two years or every three years.
(6) Transact such other business as may properly come before the 2013 Annual Meeting and any adjournment or postponement thereof.

Any action may be taken on any one of the foregoing proposals at the 2013 Annual Meeting on the date specified above, or on any date or dates to which the 2013 Annual Meeting may be adjourned. The Board of Directors is not aware of any other business to come before the 2013 Annual Meeting. The foregoing proposals are described more fully in the enclosed proxy statement (the "Proxy Statement"). **If you have any questions regarding the information contained in the Proxy Statement or regarding the completion of the enclosed proxy card, voting by internet or telephone, or would like directions to the 2013 Annual Meeting, please call the Company at (763) 235-3540.**

Only stockholders that were listed on the Company's records at the close of business on Tuesday, April 2, 2013, the record date set by the Board of Directors for the meeting, are entitled to notice of the 2013 Annual Meeting and to vote at the 2013 Annual Meeting and any adjournments thereof. The stock transfer books of the Company will not be closed.

All stockholders are cordially invited to attend the 2013 Annual Meeting in person. However, to assure the presence of a quorum, the Board of Directors requests all stockholders of record to promptly complete, sign, date and return the enclosed proxy card, which is solicited by the Board of Directors, or to vote by internet or telephone by following the instructions on the enclosed proxy card, whether or not you plan to attend the 2013 Annual Meeting. The proxy is revocable and will not be used if you attend and vote at the 2013 Annual Meeting in person or otherwise provide notice of your revocation. The prompt return of proxies will save the Company the expense of further requests for proxies in order to insure a quorum. Please mail your executed proxy card to the Company's stock transfer agent in the enclosed envelope. No postage is required if mailed in the United States.

By order of the Board of Directors,



Manny Villafaña
Chairman of the Board and Chief Executive Officer
Minneapolis, Minnesota
April 18, 2013

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PROXY STATEMENT
2013 ANNUAL MEETING OF STOCKHOLDERS
Wednesday, May 22, 2013
3:30 p.m. CT

This proxy statement (the "Proxy Statement") is furnished in connection with the solicitation of proxies by the Board of Directors of Kips Bay Medical, Inc., a Delaware corporation (the "Company"), for use at the 2013 Annual Meeting of Stockholders of the Company to be held on Wednesday, May 22, 2013 (the "2013 Annual Meeting"), and at any adjournment thereof. The 2013 Annual Meeting will be held at the Minneapolis Club—Founders Room, located at 729 2nd Avenue South, Minneapolis, Minnesota 55402. Registration for the 2013 Annual Meeting will begin at approximately 3:15 p.m. Central Time ("CT"). The 2013 Annual Meeting will commence at approximately 3:30 p.m. CT. This solicitation is being made by mail; however, the Company may also use its officers, directors, and employees (without providing them with additional compensation) to solicit proxies from stockholders in person or by telephone, facsimile or letter. Distribution of this Proxy Statement and the proxy card via U.S. Mail is scheduled to begin on or about April 18, 2013.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 22, 2013: The Notice, Proxy Statement, Form of Proxy Card, and Annual Report on Form 10-K are available at *http://proxymaterials.kipsbaymedical.com*

QUESTIONS AND ANSWERS ABOUT THE 2013 ANNUAL MEETING AND VOTING

Q: Why did I receive this Proxy Statement?

A: The Company is soliciting your proxy vote at the 2013 Annual Meeting because you owned of record one or more shares of common stock of the Company at the close of business on Tuesday, April 2, 2013, the record date for the meeting, and are therefore entitled to vote at the 2013 Annual Meeting.

Q: What is a proxy?

A: A proxy is your legal designation of another person or persons (the "proxy" or "proxies," respectively) to vote on your behalf. By completing and returning the enclosed proxy card or voting by internet or telephone, you are giving Manny Villafaña and Scott Kellen, the proxies, the authority to vote your shares of common stock at the 2013 Annual Meeting in the manner you indicate on your proxy card or by internet or telephone. If you do not give direction with respect to any nominee or other proposal, the proxies will vote your shares as recommended by the Board of Directors. The proxies are authorized to vote in their discretion if other matters are properly submitted at the 2013 Annual Meeting, or any adjournments thereof.

Q: When and where is the 2013 Annual Meeting?

A: The 2013 Annual Meeting will be held on Wednesday, May 22, 2013 at the Minneapolis Club—Founders Room, located at 729 2nd Avenue South, Minneapolis, Minnesota 55402. Registration for the meeting will begin at approximately 3:15 p.m. CT. The 2013 Annual Meeting will commence at approximately 3:30 p.m. CT.

Q: What am I voting on?

A: You are voting on the following matters:

- **Proposal 1**—The election of the four (4) directors named in this Proxy Statement.
- **Proposal 2**—Approve the Kips Bay Medical, Inc. 2013 Equity Incentive Plan.
- **Proposal 3**—The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accountant for 2013.
- **Proposal 4**—The approval, by a non-binding vote, of named executive officer compensation.
- **Proposal 5**—The recommendation, by a non-binding vote, whether the frequency of named executive officer compensation votes should occur every year, every two years, or every three years.

Q: What does the Board recommend?

A: The Board recommends a vote:

- **FOR** the election of its four director nominees (see Proposal 1);
- **FOR** the approval of the Kips Bay Medical, Inc. 2013 Equity Incentive Plan (see Proposal 2);
- **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accountant for 2013 (see Proposal 3);
- **FOR**—the approval, by a non-binding vote, of named executive officer compensation (see Proposal 4); and
- **TWO YEARS**—as the recommendation, by a non-binding vote, of the frequency that named executive officer compensation votes should occur (see Proposal 5).

Q: How many votes do I have?

A: On any matter which may properly come before the 2013 Annual Meeting, each stockholder entitled to vote thereon will have one (1) vote for each share of common stock owned of record by such stockholder as of the close of business on Tuesday, April 2, 2013.

Q: How many shares of common stock may vote at the 2013 Annual Meeting?

A: At the close of business on Tuesday, April 2, 2013, there were 26,904,079 outstanding shares of common stock. This means that there may be 26,904,079 votes on any matter presented at the 2013 Annual Meeting.

Q: What vote is required to approve each of the Proposals?

A: **Proposal 1—Election of Directors**—With respect to the election of directors, the four (4) nominees receiving the greatest number of votes relative to the votes cast for the other nominees will be elected, regardless of whether an individual nominee receives votes from a majority of the quorum of shares represented (in person or by proxy) at the 2013 Annual Meeting. Although directors are elected by plurality vote, the presence (in person or by proxy) of stockholders representing an aggregate of at least a majority of the issued and outstanding shares of common stock is required to constitute a quorum for the election of directors.

Proposal 2—Approval of the Kips Bay Medical, Inc. 2013 Equity Incentive Plan—Provided a quorum of at least a majority of the issued and outstanding stock is present (in person or by proxy), the affirmative vote of the holders of a majority of the shares of common stock represented at the 2013 Annual Meeting (whether in person or by proxy) will result in the approval of the Kips Bay Medical, Inc. 2013 Equity Incentive Plan.

Proposal 3—Ratification of the Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accountant for 2013—Provided a quorum of at least a majority of the issued and outstanding stock is present (in person or by proxy), the affirmative vote of the holders of a majority of the shares of common stock represented at the 2013 Annual Meeting (whether in person or by proxy) will result in the stockholders' ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accountant for 2013.

Proposal 4—Approval, by a Non-Binding Vote, of Named Executive Officer Compensation— Provided a quorum of at least a majority of the issued and outstanding shares of common stock is present (in person or by proxy), the affirmative vote of the holders of a majority of the shares of common stock represented at the 2013 Annual Meeting (whether in person or by proxy) and entitled to vote on the proposal will result in the approval of the compensation of our named executive officers. However, this is an advisory vote, which means that the result of the vote is not binding on the Company, our Board of Directors or the Compensation Committee. To the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

Proposal 5—Recommendation, by a Non-Binding Vote, of the Frequency of Named Executive Officer Compensation Votes—Provided a quorum of at least a majority of the issued and outstanding shares of common stock is present (in person or by proxy), the alternative receiving the greatest number of votes relative to the votes cast for the other alternatives will be deemed the alternative recommended by the stockholders. However, this is an advisory vote, which means that the result of the vote is not binding on the Company, our Board of Directors or the Compensation Committee. The Board of Directors and the Compensation Committee will take into account the outcome of the vote, however, when considering the frequency of future advisory votes on executive compensation.

Q: Do stockholders have cumulative voting rights?

A: Stockholders do *not* have cumulative voting rights with respect to the election of directors or any other matter, which means that stockholders will not be able to cast all of their votes for a single director nominee.

Q: What constitutes a quorum?

A: Transaction of business may occur at the 2013 Annual Meeting if a quorum is present. The presence in person or by proxy of stockholders holding at least a majority of the issued and outstanding shares of common stock is required to constitute a quorum. On Tuesday, April 2, 2013, the Company had 26,904,079 issued and outstanding shares of common stock and, therefore, the presence of 13,452,040 shares will constitute a quorum for the transaction of business at the 2013 Annual Meeting. If you submit a proxy or vote in person at the meeting, your shares will be counted in determining whether a quorum is present at the 2013 Annual Meeting. Broker non-votes and abstentions are also counted for the purpose of determining a quorum, as discussed below.

Q: What is the effect of abstentions and withhold votes?

A: You may either vote FOR or WITHHOLD authority to vote for each nominee for the Board of Directors. If you withhold authority to vote on any or all nominees, your vote will have no effect on the outcome of the election. You may vote FOR, AGAINST or ABSTAIN on proposals 2, 3 and 4 and you may vote ONE YEAR, TWO YEARS, THREE YEARS, or ABSTAIN on proposal 5. If you abstain from voting on proposals 2, 3, 4 or 5, your shares will be deemed present but will not be deemed to have voted in favor of the proposal. An abstention therefore has the same effect as a vote against proposals 2 and 3 and will have no effect on the outcome of proposals 4 and 5.

If you just sign and submit your proxy card without voting instructions, your shares will be voted FOR each director nominee, FOR proposals 2, 3 and 4 and TWO YEARS on proposal 5.

Q: What is the effect of broker non-votes?

A: Shares that are held by stock brokers in "street name" may be voted by the stock broker on "routine" matters, such as ratification of our independent registered public accounting firm. To vote on "non-routine" matters, the stock broker must obtain stockholder direction. When the stock broker does not vote the shares, the stock broker's abstention is referred to as a "broker non-vote."

Brokers do not have discretion to vote shares for the election of directors or any other non-routine matters that may be brought before the meeting. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of these proposals. Brokers will have discretion to vote on the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013 if you do not provide voting instructions.

Broker non-votes will be considered present for quorum purposes at the 2013 Annual Meeting. Broker non-votes in connection with the election of directors are not deemed "votes cast," and, since directors are elected by a plurality, will have no effect on the election.

Q: How do I vote my shares?

A: If you are a stockholder of record, you may vote your shares of common stock at the 2013 Annual Meeting using any of the following methods:

- Proxy Card—The enclosed proxy card is a means by which a stockholder may authorize the voting of his, her, its' or their shares of common stock at the 2013 Annual Meeting. The shares of common stock represented by each properly executed proxy card will be voted at the 2013 Annual Meeting in accordance with the stockholder's directions. The Company urges you to specify your choices by marking the appropriate boxes on the enclosed proxy card. After you have marked your choices, please sign and date the proxy card and mail the proxy card to the Company's stock transfer agent, Wells Fargo Shareowner Services, in the enclosed envelope. If you sign and return the proxy card without specifying your choices, your shares will be voted FOR the Board of Directors' nominees for directors; FOR the approval of the 2013 Equity Incentive Plan; FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent public accountant for 2013; FOR the approval, by a non-binding vote, of named executive officer compensation; and for TWO YEARS as the recommendation, by a non-binding vote, for the frequency that named executive officer compensation votes should occur.
- Internet www.eproxy.com/kips—If you have Internet access, you may submit your proxy from any location in the world 24 hours a day, 7 days a week. Have your proxy card with you when you access the website and then follow the instructions to obtain your records and to create an electronic voting instruction form.

- Telephone 1-800-560-1965—If you live in the United States, you may use any touch-tone telephone to vote your proxy toll-free 24 hours a day, 7 days a week. Have your proxy card in hand when you call and then follow the instructions.
- In person at the 2013 Annual Meeting—All stockholders of record as of Tuesday, April 2, 2013 may vote in person at the 2013 Annual Meeting. Even if you plan to attend the 2013 Annual Meeting, we recommend that you submit your proxy card or vote by internet or telephone ahead of time so that your vote can be counted if you later decide not to attend.

You are a "beneficial owner" of shares held in "street name," rather than a "stockholder of record," if your shares are held in the name of a stock broker, bank, trust or other nominee as a custodian, and this Proxy Statement and the accompanying Notice were forwarded to you by that organization. As a beneficial owner, you have the right to direct your stock broker, bank, trust or other nominee how to vote your shares. You may vote by proxy by completing the voting instruction form provided by your custodian. Since a beneficial owner is not the stockholder of record, you may not vote your shares in person at the 2013 Annual Meeting unless you obtain a "legal proxy" from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares at the meeting.

Q: Can I change my vote after I have mailed in my proxy card or voted by internet or telephone?

A: Proxies solicited by the Board of Directors may be revoked at any time prior to the 2013 Annual Meeting. No specific form of revocation is required. You may revoke your proxy by:

- Voting in person at the 2013 Annual Meeting;
- Returning a later-dated signed proxy card;
- Entering a new vote by internet or telephone; or
- Giving personal or written notice of the revocation to the Company's Chief Operating Officer, Chief Financial Officer and Corporate Secretary, Scott Kellen, at the commencement of the 2013 Annual Meeting.

If your shares are held in "street name" through a broker or other nominee, you will need to contact that nominee if you wish to change your voting instructions.

Q: How will my shares be voted if I do not specify how they should be voted or if I vote for too few or too many choices on the proxy card?

A: If you are a record holder and do not mark any choices for the election of directors on the proxy card, then the proxies solicited by the Board of Directors will be voted FOR the nominees recommended for election by the Board of Directors. You may wish to vote for less than four (4) director candidates. In such case, your shares will only be voted for the director candidate(s) you have selected. If you mark contradicting choices on the proxy card, such as both FOR and WITHHOLD for a director candidate, your shares will not be voted with respect to the director candidate for which you marked contradicting choices.

If you are a record holder and do not mark a choice with respect to the approval of proposals 2, 3 or 4, then the proxies solicited by the Board of Directors will be voted FOR the approval of such proposal. If you mark contradicting choices on your proxy card, such as a mark both FOR and AGAINST the approval of a proposal, then your shares will not be counted either for or against the proposal for which you have marked contradicting choices.

If you are a record holder and do not mark a choice with respect to proposal 5, then the proxies solicited by the Board of Directors will be voted for TWO YEARS on such proposal. If you mark contradicting choices on your proxy card, such as a mark for ONE YEAR and THREE YEARS, then your shares will not be counted on any choice for which you have marked contradicting choices.

Q: Who can attend the 2013 Annual Meeting?

A: All stockholders of record as of the close of business on Tuesday, April 2, 2013 may attend the 2013 Annual Meeting. If you are not a stockholder of record but hold shares through a broker, bank, trustee, or other nominee as custodian (*i.e.*, in street name), we may request proof of your beneficial ownership as of the record date, such as an account statement, a copy of the voting instruction card provided by your custodian, a "legal proxy" provided by your custodian, or other similar evidence of ownership.

Q: What is the record date for the 2013 Annual Meeting?

A: The Board of Directors has fixed Tuesday, April 2, 2013, as the record date.

Q: Who will count the votes?

A: All proxies submitted to the Company will be tabulated by our stock transfer agent, Wells Fargo Shareowner Services. All shares voted by stockholders of record present in person at the 2013 Annual Meeting will be tabulated by our Corporate Secretary or his designee.

Q: Who is paying for this proxy solicitation?

A: The entire cost of this proxy solicitation will be borne by the Company. The cost will include the cost of supplying necessary additional copies of the solicitation materials for beneficial owners of shares held of record by brokers, dealers, banks and voting trustees and their nominees and, upon request, the reasonable expenses of such record holders for completing the mailing of such materials to such beneficial owners.

Q: How do I nominate a candidate for election as a director at next year's Annual Meeting?

A: Nominations for director are made by the Board of Directors. Stockholders may nominate a candidate for director for the 2014 Annual Meeting by following the procedures explained below in this Proxy Statement under the caption "CORPORATE GOVERNANCE—Selection of Director Nominees" and contained in the rules and regulations of the Securities and Exchange Commission.

Q: What is a stockholder proposal?

A: A stockholder proposal is your recommendation or requirement that the Company and/or the Board of Directors take action, which you intend to present at a meeting of the stockholders. Your proposal should state as clearly as possible the course of action that you believe the Company should follow. If your proposal is included in the Company's Proxy Statement, then the Company must also provide the means for stockholders to vote on the matter via the proxy card. The deadlines and procedures for submitting stockholder proposals for the 2014 Annual Meeting are explained in the following question and answer. The Company reserves the right to reject, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Q: When are stockholder proposals and director nominations due for the 2014 Annual Meeting?

A: In order to be considered for inclusion in next year's proxy statement, stockholder proposals, including director nominations, must be submitted in writing to the Company no later than

December 19, 2013 (approximately 120 days prior to the one year anniversary of the mailing of this Proxy Statement). The Company suggests that proposals for the 2014 Annual Meeting of Stockholders be submitted by certified mail, return receipt requested. The proposal must be in accordance with the provision of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Stockholders who intend to present a proposal or director nomination at the 2014 Annual Meeting of Stockholders without including such proposal or nomination in the Company's proxy statement must, pursuant to the Company's bylaws, deliver to the Company notice of such proposal no earlier than January 22, 2014 (approximately 120 days prior to the one year anniversary of this year's meeting) and no later than February 21, 2014 (approximately 90 days prior to the one year anniversary of this year's meeting). The Company reserves the right to reject, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

If a stockholder proposal intended to be submitted to the 2014 Annual Meeting of Stockholders does not comply, as determined in the chairman's discretion, with the timeframes and other procedures established by the Company's bylaws, the proposal will be disregarded.

PROPOSALS TO BE VOTED UPON

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors is currently comprised of four directors, and four directors will be elected at the 2013 Annual Meeting to hold office until the 2014 Annual Meeting of Stockholders or until the successor of each shall be elected and qualified in accordance with the Company's Bylaws. Mr. Manny Villafaña, Mr. Robert Munzenrider, Mr. Robert Sheehy and Mr. Arch Smith are presently serving as members of the Board of Directors. The Company has no reason to believe that any of the director nominees named below will be unable or unwilling to serve as director if elected. If for any reason any nominee withdraws or is unable to serve as director (neither of which is expected at this time), the shares represented by all valid proxies will be voted for the election of a substitute nominee recommended by the Board of Directors or the Board of Directors may reduce the size of the Board of Directors.

The four nominees receiving the greatest number of affirmative votes cast will be elected as directors. Except as otherwise directed on the proxy cards or by internet or telephone voting, the proxies will vote all valid proxies for the four nominees identified below.

Nominees for Election as Directors at the 2013 Annual Meeting

The Board of Directors has recommended the following persons as nominees for election as directors at the 2013 Annual Meeting:

Nominee Name	Age (as of Annual Meeting)	Year First Became a Director
Manny Villafaña	72	2007
Robert E. Munzenrider	68	2011
Robert J. Sheehy	55	2011
Arch C. Smith	58	2011

Certain biographical information relating to each of the director nominees is set forth below

Manny Villafaña is our founder, and has been our Chairman of the Board and Chief Executive Officer since our inception in 2007. Prior to founding us and since 1999, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of CABG Medical, Inc., formed to develop an artificial coronary graft for use in bypass surgery. From 1987 to 2004, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of ATS Medical, Inc., which developed open-pivot mechanical heart valves. ATS Medical was subsequently acquired by Medtronic, Inc. From 1976 to 1982, Mr. Villafaña founded and served as President and Chairman of the Board of St. Jude Medical, Inc. From 1972 to 1976, Mr. Villafaña founded and served as President and Chairman of the Board of Cardiac Pacemakers, Inc., or CPI, a cardiac rhythm management company. CPI was ultimately acquired by Eli Lilly and Company, which spun out CPI as Guidant Corporation. Guidant was, in turn, purchased by Boston Scientific Corporation.

Mr. Villafaña has received numerous awards and honors, including the "Living Legend of Medicine" award from the International Society of Cardio Thoracic Surgeons, the Ellis Island Medal of Honor, the Grand Prize Recipient—Mediterranean Institute of Cardiology, the Ernst & Young LLP National Master Entrepreneur of the Year, the Boys and Girls Club of America Hall of Fame, induction into the Minnesota Business Hall of Fame and, in 2010, induction into the Minnesota Science and Technology Hall of Fame. We believe that Mr. Villafaña's nearly 40 years of experience in healthcare, his proven and respected leadership, and his deep commitment to us as our founder will be valuable in helping to guide the Board in the years ahead.

Robert E. Munzenrider joined us as a director in February 2011 and is the founder and co-founder of several e-commerce businesses. From 2000 to 2002, Mr. Munzenrider was President of Harmon AutoGlass, a subsidiary of Apogee Enterprises, Inc. In 1999, he served as Vice President and Chief Financial Officer of the Glass Services Segment of Apogee Enterprises. He also served as Executive Vice President and Chief Financial Officer of Eliance Corp., an e-commerce service provider, during part of 1999. From 1997 to 1998, Mr. Munzenrider served as Vice President and Chief Financial Officer of St. Jude Medical, Inc. Mr. Munzenrider has served on the board of directors for Viad Corp. since 2004 and MGC Diagnostics Corp. (formerly Angeion Corp.) since 2010. Mr. Munzenrider also served on the board of directors for Criticare Systems, Inc. from 2007 to 2008, the board of directors for CABG Medical, Inc. from 2004 to 2006, and the board of directors for ATS Medical, Inc. from 2003 to 2010. He is also a Trustee Emeritus on the University of Montana Foundation. We believe that Mr. Munzenrider's extensive financial background and significant leadership experience in consumer-focused industries adds valuable expertise and insight to our board.

Robert J. Sheehy joined us as a director in February 2011 and is an Operating Partner and member of the Strategic Advisory Board of Genstar Capital, a San Francisco based private equity firm that invests in leading middle-market companies. From 2007 to 2008, Mr. Sheehy served as Senior Vice President for UnitedHealth Group, Inc. From 2000 to 2007, Mr. Sheehy served as Chief Executive Officer of UnitedHealthcare, Inc., a division of UnitedHealth Group. From April 1998 to December 2000, Mr. Sheehy was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy served in various capacities with UnitedHealth Group. Mr. Sheehy currently serves on the board of directors for Univita Health, which he joined in March 2010, and Evolution1, Inc., which he joined in July 2011. Mr. Sheehy currently serves on the board of directors of West Side Community Health Services and as a member of the Board of Trustees of Breck School. We believe that Mr. Sheehy brings strategic insight and leadership and a wealth of experience in healthcare to our board, as well as knowledge of regulations and issues facing healthcare providers and medical device companies.

Arch C. Smith joined us as a director in February 2011 and is currently a partner with Rothschild Capital Partners, focusing on investments in publicly traded medical device stocks. From April 2005 to May 2010, Mr. Smith was a Venture Partner at Sight Line Partners, a venture capital firm focused on investments in later stage private medical device companies. From 1984 to 2003, Mr. Smith worked for Piper Jaffray, a Minneapolis-based investment bank. Mr. Smith contributed in roles of increasing responsibility and most recently as a senior healthcare analyst and Managing Director for equity research, specializing in medical technology companies. Mr. Smith initially covered large capitalization stocks in the cardiovascular device arena, but later shifted the focus of his practice to small capitalization medical technology companies. Mr. Smith served on the board of directors for CABG Medical, Inc. from 2004 to 2006. During his employment with SightLine Partners, Mr. Smith served on the board of directors of Centerre Healthcare, PHT Corporation and InSound Medical. Mr. Smith serves on the board of the Minneapolis Heart Institute Foundation. We believe that, as a successful venture capitalist, Mr. Smith brings important strategic insight to our board, as well as a wealth of experience working with the investment community.

Required Vote and Board Recommendation

If a quorum is present, the affirmative vote of a plurality of the shares of common stock present at the 2013 Annual Meeting, represented in person or by proxy, and entitled to vote on the matter is required to elect a nominee to the position of director. The four nominees receiving the greatest number of votes will be elected as directors.

THE BOARD HAS DETERMINED THAT EACH NOMINEE IS QUALIFIED TO SERVE AS A DIRECTOR AND RECOMMENDS A VOTE "FOR" THE ELECTION OF ITS NOMINEES FOR DIRECTORS.

PROPOSAL 2

APPROVAL OF THE KIPS BAY MEDICAL, INC. 2013 EQUITY INCENTIVE PLAN

On March 26, 2013, the Board approved the Kips Bay Medical, Inc. 2013 Equity Incentive Plan (the "2013 Plan"), contingent upon approval by the stockholders.

In addition to awards of options to purchase Company Common Stock, the 2013 Plan, if approved, will allow the Board to grant restricted stock awards, restricted stock units, performance awards and stock appreciation rights. In addition, the Board believes that it is in the best interests of the Company that Two Million Five Hundred Thousand (2,500,000) shares be reserved under the 2013 Plan. If the 2013 Plan is approved, no further Awards will be made pursuant to the Company's 2007 Long-Term Incentive Plan. The Board believes that an equity incentive plan is important to maintain competitive compensation practices and to align the interests of our Board, employees and consultants with our stockholders.

Summary of the 2013 Plan

The principal provisions of the 2013 Plan are summarized below. This summary is not a complete description of all of the 2013 Plan's provisions, and is qualified in its entirety by reference to the 2013 Plan which is attached to this Proxy Statement as Appendix A. Capitalized terms in this summary not defined in this Proxy Statement have the meanings set forth in the 2013 Plan.

Purpose and Eligible Participants. The purpose of the 2013 Plan is to secure and retain competent personnel by furnishing equity incentives to those employees (including officers), directors, and consultants upon whose efforts the success of the Company depends. As of the mailing date of this Proxy Statement, 13 employees, four directors, and several consultants are eligible to participate in the 2013 Plan.

Types of Awards. The 2013 Plan permits the grant of the following types of awards, in the amounts and upon the terms determined by the Administrator:

Options. Options may either be incentive stock options ("ISOs") which are specifically designated as such for purposes of compliance with Section 422 of the Internal Revenue Code or non-qualified stock options ("NSOs"). Options shall vest as determined by the Administrator, subject to certain statutory limitations regarding the maximum term of ISOs and the maximum value of ISOs that may vest in one year. The exercise price of each share subject to an ISO will be equal to or greater than the fair market value of a share on the date of the grant of the ISO, except in the case of an ISO grant to a stockholder who owns more than 10% of the Company's outstanding shares, in which case the exercise price will be equal to or greater than 110% of the fair market value of a share on the grant date. The exercise price of each share subject to an NSO shall be determined by the Board at the time of grant but will not be equal to or greater than the fair market value of a share on the date of grant. Recipients of options have no rights as a stockholder with respect to any shares covered by the award until the award is exercised and a stock certificate or book entry evidencing such shares is issued or made, respectively.

Restricted Stock Awards. Restricted stock awards consist of shares granted to a participant that are subject to one or more risks of forfeiture. Restricted stock awards may be subject to risk of forfeiture based on the passage of time or the satisfaction of other criteria, such as continued employment or Company performance. Recipients of restricted stock awards are entitled to vote and receive dividends attributable to the shares underlying the award beginning on the grant date.

Restricted Stock Units. Restricted stock units consist of a right to receive shares (or cash, in the Administrator's discretion) on one or more vesting dates in the future. The vesting dates may be based on the passage of time or the satisfaction of other criteria, such as continued employment or Company performance. Recipients of restricted stock units have no rights as a stockholder with respect to any shares covered by the award until the date a stock certificate or book entry evidencing such shares is issued or made, respectively.

Performance Awards. Performance awards, which may be denominated in cash or shares, are earned upon achievement of performance objectives during a performance period established by the Administrator. Recipients of performance awards have no rights as a stockholder with respect to any shares covered by the award until the date a stock certificate or book entry evidencing such shares is issued or made, respectively.

Stock Appreciation Rights. A stock appreciation right may be granted independent of or in tandem with a previously or contemporaneously granted stock option, as determined by the Administrator. Generally, upon exercise of a stock appreciation right, the recipient will receive cash, shares of Company stock, or a combination of cash and stock, with a value equal to the excess of: (i) the fair market value of a specified number of shares of Company stock on the date of the exercise, over (ii) a specified exercise price.

Number of Shares. The stock to be awarded or optioned under the 2013 Plan shall consist of authorized but unissued shares of Common Stock. The maximum aggregate number of shares of Common Stock reserved and available for awards under the 2013 Plan is Two Million Five Hundred Thousand (2,500,000). Shares subject to awards granted under the 2013 Plan that expire or are terminated or forfeited for any reason, or which are used to pay the exercise price or satisfy the tax withholding obligation applicable to an award, or which represent an award to the extent it is settled in cash, will remain in the pool of shares available for issuance under the 2013 Plan.

Administration. Subject to the terms of the 2013 Plan, the Administrator (as defined in the 2013 Plan) will have the discretion to:

(i) make awards;

(ii) determine the terms and conditions of awards, including the number of shares subject to an award, vesting criteria, performance conditions and the manner of exercise;

(iii) prescribe the form of agreements to evidence awards;

(iv) interpret the 2013 Plan; and

(v) make all other determinations necessary or advisable for the administration of the 2013 Plan or any agreement issued thereunder, to the extent permitted by law and the 2013 Plan.

The 2013 Plan will initially be administered by the Board of Directors of the Company; provided, however, that the Board may delegate some or all of the administration of the 2013 Plan to a Committee or Committees of non-employee directors. In accordance with the Nasdaq exchange listing rules, the Board has delegated to the Compensation Committee the responsibility for approving, or recommending to the Board for approval, all awards granted under the 2013 Plan.

Amendments. The Administrator may from time to time, insofar as permitted by law, suspend or discontinue the 2013 Plan or revise or amend it in any respect. However, to the extent required by applicable law or regulation, the Administrator may not, without stockholder approval, revise or amend the 2013 Plan (i) to materially increase the number of shares subject to the 2013 Plan, (ii) to change the designation of participants, including the class of employees, eligible to receive awards, (iii) to decrease the price at which options or stock appreciation rights may be granted (iv) to materially increase the benefits accruing to participants under the 2013 Plan, or (v) in any manner that will cause incentive stock options to fail to meet the requirements of Internal Revenue Code Section 422.

Term. The Administrator may grant awards pursuant to the 2013 Plan until it is discontinued or terminated; provided, however, that ISOs may not be granted after May 23, 2023.

Change of Control. Upon a change of control of the Company, as defined in the 2013 Plan, each outstanding Award will fully vest and each Participant will have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Common Stock as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock Awards will lapse, and, with respect to Restricted Stock Unit Awards, Stock Appreciation Rights and Performance Awards, all Performance Objectives or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, the Administrator will notify the holders of any Option or Stock Appreciation Right, in writing or electronically, that their awards will be fully vested and exercisable for a period of time determined by the Administrator, in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

In the event that Participant receives any Change in Control Payment (as defined in the 2013 Plan) which would constitute a "parachute payment" for purposes of Code Section 280G or any successor provision and the regulations thereunder, Participant shall either, in his or her discretion: (a) receive only the Change of Control Payment in the amount so that it is not deemed a "parachute payment" for purposes of Code Section 280G or (b) receive all of the Change of Control Payment and be responsible, without any responsibility to the Company, to pay any and all taxes on any and all portions of the Change of Control Payment which is deemed to be a "parachute payment" pursuant to Code Section 280G.

Payment. Upon exercise of an option granted under the 2013 Plan, and as permitted in the Administrator's discretion, the option holder may pay the exercise price in cash (or cash equivalent), by surrendering previously-acquired unencumbered shares of Company Common Stock, by withholding shares of Company Common Stock from the number of shares that would otherwise be issuable upon exercise of the option (*e.g.*, a net share settlement), through broker-assisted cashless exercise (if compliant with applicable securities laws and any insider trading policies of the Company), another form of payment authorized by the Administrator, or a combination of any of the foregoing. If the exercise price is paid, in whole or in part, with Company Common Stock, the then-current fair market value of the stock delivered or withheld will be used to calculate the number of shares required to be delivered or withheld.

Transfer Restrictions. Unless permitted by law and expressly permitted by the Administrator, no award made under the 2013 Plan will be transferable, other than by will or by the laws of descent and distribution. The Administrator may permit a recipient of a NSO to transfer the award by gift to his or her "immediate family" or to certain trusts or partnerships (as defined and permitted by applicable federal securities law).

New Plan Benefits. The amount of future awards will be determined by the Administrator. The 2013 Plan does not require awards in specific amounts or to specific recipients or provide formulae to determine the amount or recipient of awards. As a result, the Company cannot determine the awards that will be made under the 2013 Plan or that would have been made in the past if the 2013 Plan had been in place. On April 2, 2013, the closing price of the Company's Common Stock was $1.30.

Federal Income Tax Matters

Options. Under present law, an optionee will not recognize any taxable income on the date an NSO is granted pursuant to the 2013 Plan. Upon exercise of the option, however, the optionee must recognize, in the year of exercise, compensation taxable as ordinary income in an amount equal to the difference between the option price and the fair market value of Company common stock on the date of exercise. Upon the sale of the shares, any resulting gain or loss will be treated as capital gain or loss. The Company will receive an income tax deduction in its fiscal year in which NSOs are exercised equal to the amount of ordinary income recognized by those optionees exercising options, and must comply with applicable tax withholding requirements.

ISOs granted under the 2013 Plan are intended to qualify for favorable tax treatment under Section 422 of the Internal Revenue Code. Under Section 422, an optionee recognizes no compensation that is taxable as ordinary income when the option is granted. Further, the optionee generally will not recognize any compensation that is taxable as ordinary income when the option is exercised if he or she has at all times from the date of the option's grant until three months before the date of exercise been an employee of the Company. The Company generally is not entitled to any income tax deduction upon the grant or exercise of an incentive stock option. Certain other favorable tax consequences may be available to the optionee if he or she does not dispose of the shares acquired upon the exercise of an incentive stock option for a period of two years from the granting of the option and one year from the receipt of the shares.

Restricted Stock Awards. Generally, no income is taxable to the recipient of a restricted stock award in the year that the award is granted. Instead, the recipient will recognize compensation taxable as ordinary income equal to the fair market value of the shares in the year in which the risks of forfeiture restrictions lapse. Alternatively, if a recipient makes an election under Section 83(b) of the Internal Revenue Code, the recipient will, in the year that the restricted stock award is granted, recognize compensation taxable as ordinary income equal to the fair market value of the shares on the date of the award. The Company normally will receive a corresponding deduction equal to the amount of compensation the recipient is required to recognize as ordinary taxable income, and must comply with applicable tax withholding requirements.

Restricted Stock Units. A recipient of restricted stock units will generally recognize compensation taxable as ordinary income in an amount equal to the fair market value of the shares (or the amount of cash) distributed to settle the restricted stock units on the vesting date(s). The Company normally will receive a corresponding deduction at the time of vesting, equal to the amount of compensation the recipient is required to recognize as ordinary taxable income, and must comply with applicable tax withholding requirements.

Performance Awards. A recipient of performance awards will recognize compensation taxable as ordinary income equal to the value of the shares of Company Common Stock or the cash received, as the case may be, in the year that the recipient receives payment. The Company normally will receive a deduction equal to the amount of compensation the recipient is required to recognize as ordinary taxable income, and must comply with applicable tax withholding requirements.

Stock Appreciation Rights. Generally, a recipient of a stock appreciation right will recognize compensation taxable as ordinary income equal to the value of the shares of Company Common Stock or the cash received in the year that the stock appreciation right is exercised. The Company normally will receive a corresponding deduction equal to the amount of compensation the recipient is required to recognize as ordinary taxable income, and must comply with applicable tax withholding requirements.

Code Section 409A. Depending in part on particular Award terms and conditions, certain Awards under the 2013 Plan, may be considered non-qualified deferred compensation subject to the requirements of Code Section 409A. If the terms of such Awards do not meet the requirements of Code Section 409A, the violation of Code Section 409A may result in an additional 20% tax obligation, plus penalties and interest for such participant.

The foregoing is only a summary of the effect of U.S. federal income taxation with respect to the grant and exercise of awards under the 2013 Plan. It does not purport to be complete, and does not discuss the tax consequences of an individual's death or the provisions of the income tax laws of any municipality, state or foreign country in which any eligible individual may reside.

Other Information

Other than as a result of their right to participate in the 2013 Plan, no person who was a director or executive officer of the Company in the year ended December 31, 2012 or who is a nominee for director at the 2013 Annual Meeting, or any associate of theirs, has any substantial interest in this proposal.

Required Vote and Recommendation

Provided a quorum of at least a majority of the issued and outstanding stock is present (in person or by proxy), the affirmative vote of the holders of a majority of the shares of Common Stock represented at the 2013 Annual Meeting (whether in person or by proxy) will result in the stockholders' approval of the 2013 Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE KIPS BAY MEDICAL, INC. 2013 EQUITY INCENTIVE PLAN.

PROPOSAL 3

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Company's Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accountant for the year ending December 31, 2013. Ernst & Young LLP has been the Company's independent registered public accountant since 2010. The firm has advised the Company that it has no relationship to the Company except that of independent registered public accountant.

A representative of Ernst & Young LLP is expected to be present at the 2013 Annual Meeting of Stockholders. Such representative will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions regarding audit of the financial statements.

Audit Fees

The following table presents fees for professional services billed by Ernst & Young LLP to the Company for the audit of the Company's annual financial statements for the years ended December 31, 2012 and 2011. No audit-related fees, tax fees or other fees were billed by Ernst & Young LLP to the Company for professional services related to the years ended December 31, 2012 and 2011.

Category	Year	Fees
Audit Fees(1)	2012	$145,000
	2011	$ 99,500

(1) Audit fees represent fees billed for professional services related to the audit of the Company's annual financial statements, the review of quarterly financial statements and services related to the Registration Statement filed to register the resale by Aspire Capital

of shares of the Company's common stock and the Registration Statement filed to register the primary public offering of the Company's common stock completed in December 2012.

Audit Committee Pre-Approval Policies and Procedures

Beginning in 2011, the Audit Committee pre-approves all auditing services and permitted non-audit services, including the fees and terms of those services, to be performed for the Company by its independent registered public accountant prior to engagement. As our Audit Committee was not established until the effectiveness of our Registration Statement on Form S-1 filed in connection with our initial public offering in February 2011, the audit services performed before such date were pre-approved by our Chairman, Chief Executive Officer and sole director.

Required Vote and Board Recommendation

If a quorum is present, the affirmative vote of the stockholders holding a majority of the shares of common stock represented at the 2013 Annual Meeting, whether in person or by proxy, and entitled to vote on the matter, is required to ratify the selection of the independent registered public accountant.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR 2013.

PROPOSAL 4

APPROVAL, ON AN ADVISORY BASIS, OF NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act require that we provide our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. This is a new item for our 2013 Annual Meeting.

We seek to closely align the interests of our named executive officers with the interests of our stockholders. We designed our compensation program to reward our named executive officers for their individual performance and contributions to our overall business objectives.

The vote on this resolution is not intended to address any specific element of compensation. Instead, the vote relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

Accordingly, we ask our stockholders to vote on the following resolution at the 2013 Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the summary compensation table and the other related tables and disclosure."

While the Board and especially the Compensation Committee intend to carefully consider the results of the voting on this proposal when making future decisions regarding executive compensation, the vote is not binding on the Company or the Board and is advisory in nature. To the extent there is any significant vote against the compensation of our named executive officers in this Proposal 4, the Compensation Committee will evaluate what actions may be necessary to address our stockholders' concerns.

Required Vote and Board Recommendation

If a quorum is present, the affirmative vote of the stockholders holding a majority of the shares of common stock represented at the 2013 Annual Meeting, whether in person or by proxy, and entitled to vote on the matter is required to approve the compensation of the named executive officers. This vote is advisory and is not binding on the Company, the Board or the Compensation Committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.

PROPOSAL 5

RECOMMENDATION, ON AN ADVISORY BASIS, OF THE FREQUENCY OF VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act also provide that stockholders must be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our named executive officers as disclosed in accordance with the SEC's compensation disclosure rules. This is a new item for our 2013 Annual Meeting.

By voting with respect to this Proposal 5, stockholders may indicate whether they would prefer that we conduct future advisory votes on named executive officer compensation every one, two, or three years. Stockholders also may, if they wish, abstain from casting a vote on this proposal.

After careful consideration, the Board recommends advisory votes on the compensation of the Company's named executive officers every two years. The Board believes that votes every two years will provide the clearest and most useful feedback from stockholders to the Company and the Compensation Committee in this important area and will confirm the Company's commitment to frequent and transparent communications with its stockholders.

Required Vote and Board Recommendation

If a quorum is present, the alternative receiving the greatest number of votes relative to the votes cast for the other alternatives will be deemed the alternative recommended by the stockholders. This vote is advisory and is not binding on the Company, the Board or the Compensation Committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "TWO YEARS" AS THE FREQUENCY FOR THE VOTE ON COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.

OTHER INFORMATION

CORPORATE GOVERNANCE

Independence

Our Board of Directors currently has four members: Manny Villafaña, Robert E. Munzenrider, Robert J. Sheehy and Arch C. Smith. The Board has determined that Mr. Villafaña is not independent due to his receipt of payments from the Company as compensation for services provided as Chief Executive Officer of the Company. All remaining directors are "independent" within the definition provided by NASDAQ Rule 5605.

The Board of Directors was comprised of one member, Manny Villafaña, since our founding in 2007 through the effectiveness of our Registration Statement on Form S-1 filed in connection with our initial public offering in February 2011. At that time, Mr. Munzenrider joined the Board of Directors. Messrs. Smith and Sheehy joined the Board of Directors at the closing of our initial public offering, also in February 2011. The Board of Directors held six meetings and acted by written action of the

Board of Directors five times during 2012. Each director attended at least 75% of the aggregate number of Board meetings held while the director served during the 2012 fiscal year and the number of meetings held by all committees of the Board on which the director served, if any, during the 2012 fiscal year. The Company's last annual meeting of stockholders was held on May 22, 2012 and was attended by all of our directors. The Board of Directors adopted a policy in April 2012, which strongly recommends that all directors attend the Company's annual meeting.

The Board of Directors has an Audit Committee, Compensation Committee and Governance/ Nominating Committee, each of which was established in February 2011 in connection with our initial public offering.

The Board's Role in Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention the most material risks to the Company. The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Audit Committee provides oversight of management with respect to enterprise-wide risk management, which focuses primarily on financial and accounting risks and legal and compliance risks, including oversight of internal controls over financial reporting. In addition, the Compensation Committee considers risks related to the attraction and retention of talent and risks relating to the design of compensation programs and arrangements. The Compensation Committee also reviews compensation and benefits plans affecting employees in addition to those applicable to the executive officers. The Company has determined that it is not reasonably likely that compensation and benefit plans create risks that would have a material adverse effect on the Company. The full Board considers strategic risks and opportunities and regularly receives detailed reports from management and the committees, with respect to their areas of responsibility for risk oversight.

Board Leadership Structure

One of the key responsibilities of the Board of Directors is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board of Directors believes the combined role of Chairman of the Board and Chief Executive Officer, together with a Lead Independent Director having the duties described in the following section, is in the best interests of the stockholders because it promotes strategy development and execution and facilitates information flow with management to aid in the Board's evaluation of management's performance. The Board believes that the Company's Chief Executive Officer is best situated to serve as Chairman of the Board because of his unique familiarity with the Company's history, business and industry, which makes him most capable of effectively leading discussions among directors of diverse backgrounds and experience regarding the Company's operations and strategy identification, execution and evaluation.

Because our Chairman of the Board also serves as our Chief Executive Officer and thus does not satisfy the definition of "independence" as set forth in NASDAQ Rule 5605, our Board of Directors has appointed Robert E. Munzenrider to serve as "Lead Independent Director." The Lead Independent Director has the responsibility of presiding at all executive sessions of the Board of Directors, consulting with the Chairman of the Board and Chief Executive Officer on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman of the Board and Chief Executive Officer and advising him on the efficiency of the board meetings and facilitating teamwork and communication between the non-management directors and management.

Code of Ethics

The Company has adopted a Code of Ethics (the "Code"), which is applicable to all directors, officers and employees of the Company. The Code covers all areas of professional conduct, including customer and supplier relationships, conflicts of interest, insider trading, confidential information, accuracy of company records, public disclosures, contact with government officials, and workplace behavior. It requires strict adherence to all laws and regulations applicable to our business. The Code requires all persons to bring any violations and suspected violations of the Code to the Company's attention, through their supervisor, management, outside legal counsel, or by confidentially contacting the Chairman of the Audit Committee. The Code is posted to the Investors section of our website at www.KipsBayMedical.com. We intend to include on our website, within the time period required by Form 8-K, any amendment to, or waiver from, a provision of our Code that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions, and that relates to any element of the Code of Ethics definition enumerated in Item 406(b) of Regulation S-K.

Audit Committee

The principal functions of the Audit Committee are to evaluate and review the Company's financial reporting process and systems of internal controls. The Audit Committee evaluates the independence of the Company's independent registered public accountant, appoints the Company's independent registered public accountant, approves fees to be paid to our independent registered public accountant, and reviews the Company's financial statements with management and the independent registered public accountant. The Audit Committee has recommended to the Board of Directors the appointment of Ernst & Young LLP to serve as the Company's independent registered public accountant for 2013.

The Audit Committee operates under a written charter, which is available on the Investors section of our website at www.KipsBayMedical.com. Under the charter, the Audit Committee must be comprised of not less than three members of the Board of Directors and its composition must otherwise satisfy NASDAQ and SEC requirements applicable to audit committees. The members of the Company's Audit Committee are Robert E. Munzenrider (Chairman), Robert J. Sheehy and Arch C. Smith, all of whom have been determined by the Board of Directors to be independent under the definition of "independence" provided by NASDAQ Rule 5605 and Rule 10A-3 of the Securities Exchange Act of 1934. The Board has determined that Mr. Munzenrider is an "audit committee financial expert" as defined by applicable SEC regulations. The Audit Committee was established in February 2011. The Audit Committee held four meetings during the 2012 fiscal year.

Report of the Audit Committee

The following report of the Audit Committee shall not be deemed to be filed with the Securities and Exchange Commission ("SEC") or incorporated by reference in any previous or future documents filed by the Company with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the report by reference in any such document.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements and expressing an opinion on the conformity of the audited financial statements to generally accepted accounting principles.

The Audit Committee has reviewed and discussed with management, the Company's audited financial statements as of and for the year ended December 31, 2012. The Audit Committee has discussed with Ernst & Young LLP, the Company's independent registered public accounting firm, the matters required to be discussed under Public Company Accounting Oversight Board standards. The Audit Committee has received and reviewed the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding communications with the audit committee concerning independence, and the Audit Committee discussed with Ernst & Young LLP their independence from management and the Company. The Audit Committee has considered whether the provision of services by Ernst & Young LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the Company's Forms 10-Q are compatible with maintaining Ernst & Young LLP's independence, and has determined that they are compatible and do not impact Ernst & Young LLP's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above should be included in the Company's Annual Report on Form 10-K accompanying this Proxy Statement and filed with the Securities and Exchange Commission for the year ended December 31, 2012.

Audit Committee

Robert E. Munzenrider, Chairman
Robert J. Sheehy
Arch C. Smith

Compensation Committee

The members of the Compensation Committee are Robert J. Sheehy (Chairman), Robert E. Munzenrider and Arch C. Smith, all of whom are independent within the definition of "independence" provided by NASDAQ Rule 5605. The Compensation Committee operates under a written charter, which is available on the Investors section of our website at www.KipsBayMedical.com.

The Board has authorized the Compensation Committee to review and advise management on a broad range of compensation policies for employees. The Company's Chief Executive Officer is responsible for establishing specific terms of compensation for Company employees and works with the Compensation Committee on specific terms of compensation, subject to approval by the Board of Directors. The Compensation Committee is also responsible for recommending to the Board of Directors the base salaries, salary increases, equity awards and other benefits for the Company's Chief Executive officer. The Board of Directors retains authority to set director compensation, although the Compensation Committee makes recommendations to the Board of Directors on director compensation. Additionally, the Compensation Committee administers the Company's 2007 Long-Term

Incentive Plan and grants stock options pursuant to such plan. During fiscal year 2012, the Compensation Committee engaged the 21-Group, a compensation consultant, for purposes of evaluating how variable compensation, including equity-based compensation, is used by companies of comparable size to the Company in comparable industries, and to evaluate the appropriateness and reasonableness of the terms to be included in the Chief Executive Officer's employment agreement. The Compensation Committee may delegate its responsibilities to subcommittees to the extent permitted by applicable laws and regulations; however, such subcommittees are not permitted to have decision-making authority and are required to report regularly to the full Compensation Committee. The Compensation Committee was established in February 2011. The Compensation Committee held three meetings during the 2012 fiscal year.

Governance/Nominating Committee

The members of the Governance/Nominating Committee are Robert E. Munzenrider (Chairman), Robert J. Sheehy and Arch C. Smith, all of whom are independent within the definition of "independence" provided by NASDAQ Rule 5605. The Governance/Nominating Committee operates under a written charter, which is available on the Investors section of our website at www.KipsBayMedical.com. In accordance with NASDAQ requirements, all four of the director nominees for the 2013 Annual Meeting were approved by the Governance/Nominating Committee comprised of independent directors. The Governance/Nominating Committee was established in February 2011. The Governance/Nominating Committee met one time during the 2012 fiscal year.

The principal purpose of the Governance/Nominating Committee is to identify and evaluate qualified individuals for membership on the Board of Directors. The Governance/Nominating Committee annually considers the size, composition and needs of the Board of Directors in evaluating director candidates and recommends director nominees for election at each annual meeting of stockholders. The Governance/Nominating Committee is also responsible for planning the succession of the Company's Chief Executive Officer.

Selection of Director Nominees

In selecting nominees for directors, the Governance/Nominating Committee will consider all candidates submitted, including incumbent Board of Directors members, based upon the qualifications of the candidates, the business and financial experience of the candidates, the experience of the candidates serving on public company boards of directors, and other skills sets deemed appropriate by the Governance/Nominating Committee to enact the mission and business purposes of the Company. Our Principles of Corporate Governance specify that directors must have certain minimum qualifications, including governance, business and professional experience, industry awareness/ knowledge, stakeholder awareness, and high standards of personal ethics.

In addition, diversity is a factor in evaluating director nominees. The Governance/Nominating Committee considers diversity of experience, skills, geographic representation and background as factors in the selection of new director nominees, with the goal of assembling a Board of Directors with complementary skill sets and viewpoints. The Governance/Nominating Committee and Board of Directors has not adopted a stand-alone diversity policy at this time. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Currently, the Company does not engage any third parties to identify or evaluate potential nominees. The Governance/Nominating Committee will consider director candidates recommended by holders of the Company's common stock on the same basis as any other candidate submitted for consideration as a nominee. No nominations for candidates were received from any holders of common stock for the 2013 Annual Meeting.

In order for a candidate to be considered for nomination by the Governance/Nominating Committee, a stockholder must submit, to the attention of the Chief Executive Officer of the Company, a written recommendation that contains the following information:

(1) the full name and address of the stockholder submitting the recommendation;

(2) the number of shares of common stock of the Company owned by the stockholder submitting the recommendation;

(3) the full name and address of the director candidate;

(4) the age of the director candidate;

(5) a five-year business history of the director candidate;

(6) the amount of common stock of the Company owned by the director candidate;

(7) whether the director candidate can read and understand basic financial statements;

(8) the director candidate's other board memberships, if any;

(9) any family relationships between the director candidate and any executive officer or current director of the Company;

(10) any business transactions between the director candidate or the candidate's business and the Company;

(11) a written consent of the director candidate to be named in the Company's proxy statement and to serve as a director if elected; and

(12) a written consent of the stockholder submitting the recommendation to be named in the Company's proxy statement.

Additionally, any holder of common stock nominating a candidate is encouraged to set forth any other qualifications which he or she believes the candidate has to serve as director of the Company and the reasons why the holder believes the candidate should be elected to the Board of Directors of the Company. The Governance/Nominating Committee may require the stockholder or nominee to furnish additional information to evaluate the nominee's suitability. In the event a stockholder does not comply with the nomination process described in this Proxy Statement, the proposed nomination may be declared defective and disregarded. The non-employee director nominees who are standing for election at the 2013 Annual Meeting, Messrs. Munzenrider, Sheehy and Smith, were initially appointed to Company's Board of Directors by the Company's Chairman and Chief Executive Officer, who at the time was the sole director.

SECURITY HOLDER COMMUNICATIONS TO THE BOARD OF DIRECTORS

Any holder of common stock wishing to communicate with the Board of Directors about any matter involving the business or operations of the Company should send the communication, in written form, to the Chief Executive Officer of the Company at the Company's principal place of business at 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota 55447. The Chief Executive Officer of the Company will promptly send the communication to each member of the Board of Directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 2, 2013 including:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

- each of our named executive officers;
- each of our directors; and
- all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 26,904,079 shares of common stock outstanding as of April 2, 2013.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before that date that is 60 days after April 2, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentages beneficially owned. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each person or entity listed in the table is c/o Kips Bay Medical, Inc., 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota 55447.

	Beneficial Ownership		
	Shares Held	**Options(1)**	**Percent of Class**
5% Stockholders			
Kips Bay Investments, LLC(2) 8500 Normandale Lake Boulevard, Suite 600 Bloomington, MN 55437	6,836,060(3)	—	25.2%
Directors and Named Executive Officers			
Manny Villafaña	5,281,397	—	19.5
Robert E. Munzenrider	60,000	—	*
Arch C. Smith	64,200	25,000	*
Robert J. Sheehy	76,667	—	*
Scott Kellen	—	64,063	*
Randall K. LaBounty	—	51,563	*
All directors and executive officers as a group (7 persons)	5,482,264	178,439	20.9

* Less than 1%.

(1) Represents options exercisable within 60 days of April 2, 2013.

(2) Information based on a Schedule 13D/A filed by the reporting person on June 29, 2012. According to information provided to the Company by Kips Bay Investments, LLC, Kips Bay Investments, LLC is a family limited liability company for Nasser J. Kazeminy's family. Michael G. Eleftheriou, the President of Kips Bay Investments, LLC, has sole authority with respect to the voting and disposition of shares of Kips Bay Medical, Inc. held by Kips Bay Investments, LLC.

(3) Includes 47,004 shares held by the principal equityholder of Kips Bay Investments, LLC. Kips Bay Investments, LLC disclaims beneficial ownership of such shares.

EXECUTIVE COMPENSATION

Overview

In this section, we describe our compensation programs and policies and the material elements of compensation for the year ended December 31, 2012 for our Chairman and Chief Executive Officer, our Chief Operating Officer, Chief Financial Officer, Vice President of Finance, and Secretary, and our Vice President of Regulatory and Clinical Affairs. We refer to these persons as our "named executive officers" elsewhere in this Proxy Statement.

Decisions on the components of our compensation programs were, until the effectiveness of the registration statement filed in connection with our initial public offering, the responsibility of our Chairman and Chief Executive Officer. Following the effectiveness of the registration statement filed in connection with our initial public offering in February 2011, our compensation committee became responsible for reviewing and evaluating these components, including employee base salaries and benefit plans. The compensation committee provides advice and recommendations to the board of directors on such matters. See "Corporate Governance—Compensation Committee" for further details on the role of the compensation committee.

Employment Agreements

Manny Villafaña

We entered into an employment agreement with Mr. Villafaña on July 31, 2012. The Agreement replaces in its entirety the Company's prior employment agreement with Mr. Villafaña, dated July 19, 2007, and the Company's change in control agreement with Mr. Villafaña, dated September 12, 2008, both of which previously governed Mr. Villafaña's employment relationship with the Company.

The Agreement provides that Mr. Villafaña will continue in his positions as the Company's Chairman of the Board, Chief Executive Officer and President until July 1, 2015, if not earlier terminated. The Agreement provides for an annual base salary of $355,000, which amount may be reviewed and changed periodically by the Company from time to time. The Agreement also provides that Mr. Villafaña will be eligible to earn an annual performance-based bonus in accordance with the Company's bonus policies, if and when any such policies are put in place by the Company's Board of Directors, and provides that Mr. Villafaña is eligible to participate in the Company's employee benefit and retirement plans generally available to employees of the Company, in addition to reimbursement of reasonable business expenses incurred by Mr. Villafaña.

Pursuant to the employment agreement, if we terminate Mr. Villafaña's employment he may be entitled to certain severance benefits. For benefits payable upon termination, including in a change in control, see "Severance Benefits and Change in Control Arrangements."

Scott Kellen and Randall K. LaBounty

We entered into employment agreements with Mr. Kellen on February 8, 2010, and with Mr. LaBounty on May 2, 2011. Mr. Kellen's employment agreement provided for an annual base salary, which base salary was increased to $225,000 effective April 1, 2012. Mr. LaBounty's employment agreement provided for an annual base salary of $225,000, which was increased to $231,750 effective July 1, 2012. As explained further in "Overview" above, these compensation amounts were determined by our Chief Executive Officer and Chairman and reviewed by our Compensation Committee.

Mr. Kellen and Mr. LaBounty are at-will employees. Therefore, their employment agreements do not have defined terms, and may be terminated by the executive or by us for any reason or no reason with ten days prior notice.

Although we may, in our discretion, provide Mr. Kellen and Mr. LaBounty with severance benefits upon termination of their employment, neither of them is entitled to severance benefits. For benefits payable upon a change in control, see "Severance Benefits and Change in Control Arrangements."

Pursuant to non-competition and non-solicitation provisions of their employment agreements, Mr. Kellen and Mr. LaBounty have agreed not to compete with us for a period of one year following termination of their employment. The employment agreements also contain provisions relating to confidential information and assignment of inventions, which require Mr. Kellen and Mr. LaBounty to refrain from disclosing any of our proprietary information and to assign to us any inventions which directly concern our eSVS MESH or future products, research, or development, or which result from work they perform for us or using our facilities.

Base Salary

Base salaries for our named executive officers are established based on the executive's level of responsibility and years of experience, taking into account competitive trends. Base salaries of all employees, including executive officers, are reviewed annually and may be increased for merit reasons or due to overall company performance.

Equity Awards

We did not award any equity incentive compensation to any of our named executive officers in 2012.

Equity awards to our named executive officers generally consist of incentive stock options. For a description of the terms and conditions of our stock option plan, see "Employee Benefit Plans—2007 Long-Term Incentive Plan."

Upon commencement of his employment with us, Mr. Kellen received an incentive stock option to purchase 50,000 shares of our common stock at an exercise price of $7.00 per share. One-quarter of the total number of shares subject to the option vested on each of February 8, 2011, 2012 and 2013, and an additional one-quarter of the total number of shares will vest on February 8, 2014. On March 7, 2011, Mr. Kellen received an incentive stock option to purchase 25,000 shares of our common stock at an exercise of $6.10 per share. One quarter of the total number of shares subject to the option vested on each of March 7, 2012 and March 8, 2013, and an additional one-quarter of the total number of shares subject to the option will vest on each of March 8, 2014 and 2015. On October 20, 2011, Mr. Kellen received an incentive stock option to purchase 56,250 shares of our common stock at an exercise price of $2.00 per share. Pursuant to this option, 14,063 shares subject to the option vested on October 20, 2012 and will vest on October 20, 2013, while 14,062 shares subject to the option will vest on each of October 20, 2014 and 2015.

On May 2, 2011, upon commencement of his employment with us, Mr. LaBounty received an incentive stock option to purchase 75,000 shares of our common stock at an exercise price of $5.18 per share. One-quarter of the total number of shares subject to the option vested on May 2, 2012 and will vest on each of May 2, 2013, 2014 and 2015. On October 20, 2011, Mr. LaBounty received an incentive stock option to purchase 56,250 shares of our common stock at an exercise price of $2.00 per share. Pursuant to this option, 14,063 shares subject to the option vested on October 20, 2012 and will vest on October 20, 2013, while 14,062 shares subject to the option will vest on each of October 20, 2014 and 2015.

There were no options exercised by any of our named executive officers during 2012.

Non-Equity Incentive Compensation

We did not award any non-equity incentive compensation to any of our named executive officers in 2012.

Retirement Plan and Other Benefits

We offer a SIMPLE IRA plan and health, disability, and life insurance to our full-time employees, including our named executive officers. For a description of the terms and conditions of our SIMPLE IRA plan, see "Employee Benefit Plans—Retirement Plan and Other Benefits."

Nonqualified Deferred Compensation

We currently do not maintain any nonqualified deferred compensation plans.

Perquisites and Other Personal Benefits

We did not provide any named executive officer with perquisites or personal benefits during 2012.

Severance Benefits and Change in Control Arrangements

We have agreed to provide the severance benefits and change in control arrangements described below to our named executive officers.

Manny Villafaña

The Agreement may be terminated immediately by the Company for Cause (as defined in the Agreement), or without Cause upon 60 days written notice to Mr. Villafaña, upon determination by the Company's Board of Directors to cease business, or upon the death or Disability (as defined in the Agreement) of Mr. Villafaña. The Agreement may be terminated by Mr. Villafaña for Good Reason (as defined in the Agreement) upon written notice to the Company, or without Good Reason upon 60 days written notice to the Company.

In the event that the Agreement is terminated by the Company for Cause, upon determination by the Company's Board of Directors to cease business, upon Mr. Villafaña's death or Disability, by Mr. Villafaña without Good Reason, or on July 1, 2015, the Agreement provides that Mr. Villafaña will be entitled to unpaid base salary and accrued benefits through the date of termination.

In the event that the Agreement is terminated by the Company without Cause or by Mr. Villafaña for Good Reason, the Agreement provides that Mr. Villafaña will be entitled to unpaid base salary and accrued benefits through the date of termination, the pro-rata amount of Mr. Villafaña's annual incentive bonus at target for Mr. Villafaña's applicable employment period during the fiscal year of termination (provided only if a bonus plan is put in place by the Company's Board of Directors and the Company's senior management are paid a bonus at or above target for the applicable fiscal year), secretarial services for one year following termination, and severance pay of two years of base salary in the event of termination by the Company without Cause or one year of base salary in the event of termination by Mr. Villafaña for Good Reason, in accordance with the Company's normal payroll practices.

In the event of a termination by the Company without Cause or by Mr. Villafaña for Good Reason within two years of a Change in Control (as defined in the Agreement), Mr. Villafaña will be entitled to unpaid base salary and accrued benefits through the date of termination, the pro-rata amount of Mr. Villafaña's annual incentive bonus at target for Mr. Villafaña's applicable employment period during the fiscal year of termination (provided only if a bonus plan is put in place by the Company's Board of Directors and the Company's senior management are paid a bonus at or above target for the applicable fiscal year), secretarial services for one year following termination, and severance pay of three years of base salary payable in a lump sum.

The severance and annual incentive bonus payments above are conditioned upon the Company's receipt of a separation agreement and release of claims from Mr. Villafaña. The Agreement also provides that Mr. Villafaña will not compete with the Company or solicit the Company's customers or employees while employed by and for two years after being employed by the Company. The Agreement also contains certain confidentiality and assignment of inventions and copyrights provisions.

Scott Kellen and Randall K. LaBounty

Under the terms of their employment agreements, neither Mr. Kellen nor Mr. LaBounty is entitled to any severance benefits upon termination of employment. However, we may, in our sole discretion, provide them with severance benefits.

We entered into change in control agreements with Mr. Kellen, effective February 8, 2010 and Mr. LaBounty, effective May 2, 2011. Under the terms of these agreements, if, within 24 months of a change in control, either executive is terminated by us for a reason other than cause or resigns for good reason, he will be entitled to a prorated portion of any annual incentive bonus for the year in which the termination occurs and a severance benefit equal to two years of his base salary. The change in control agreements expire three years from their effective dates, but will be automatically extended by one-year increments unless either party provides written notice to the other of the intent not to extend the agreement.

Summary Compensation Table for 2012

The following table provides information regarding the compensation earned during the years ended December 31, 2012 and 2011 by our Chairman and Chief Executive Officer, our Chief Financial Officer, Vice President of Finance, and Secretary, and our Vice President of Regulatory and Clinical Affairs. We refer to these persons as our "named executive officers" elsewhere in this Proxy Statement.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Manny Villafaña	2012	$344,614	—	10,334	354,948
Chairman and Chief Executive Officer	2011	327,103	—	9,813	336,916
Scott Kellen	2012	218,930	—	6,564	225,494
Chief Operating Officer, Chief Financial Officer, Vice President of Finance and Secretary(3)	2011	198,733	126,258	5,962	330,953
Randall K. LaBounty	2012	228,116	—	6,839	234,955
Vice President of Regulatory and Clinical Affairs(4)	2011	142,789	253,554	4,154	400,496

(1) The value of each of the option awards was computed in accordance with FASB ASC Topic 718 without consideration of forfeitures. Valuation assumptions are described in the notes to financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2012. See the table entitled "Outstanding Equity Awards at December 31, 2012" and our discussion of stock-based compensation under "Employee Benefit Plans." Each stock option is an incentive stock option with a ten-year term, and

vests, in the aggregate, as to one-fourth of the shares on the first anniversary of the grant date and annually thereafter until the fourth anniversary of the grant date.

(2) Represents our match of Mr. Villafaña's, Mr. Kellen's and Mr. LaBounty's contributions to their SIMPLE IRA accounts. See our discussion of our SIMPLE IRA plan under "Employee Benefit Plans—Retirement Plan and Other Benefits."

(3) Mr. Kellen joined the Company as its Chief Financial Officer, Vice President of Finance and Secretary on February 8, 2010. On March 13, 2012, Mr. Kellen was appointed as the Company's Chief Operating Officer.

(4) Mr. LaBounty joined the Company as its Vice President of Regulatory and Clinical Affairs on May 2, 2011.

Outstanding Equity Awards at December 31, 2012

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers as of December 31, 2012. Each award was granted pursuant to our 2007 Long-Term Incentive Plan.

	Option Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Scott Kellen	2/8/2010	25,000	25,000(1)	7.00	2/8/2020
	3/7/2011	6,250	18,750(2)	6.10	3/7/2021
	10/20/2011	14,063	42,187(3)	2.00	10/20/2021
Randall K. LaBounty	5/2/2011	18,750	56,250(4)	5.18	5/2/2021
	10/20/2011	14,063	42,187(5)	2.00	10/21/2021

(1) Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 50,000 shares. This option vests in four annual installments beginning on February 8, 2011.

(2) Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 25,000 shares. This option vests in four annual installments beginning on March 7, 2012.

(3) Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 56,250 shares. This option vests in four annual installments beginning on October 20, 2012.

(4) Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 75,000 shares. This option vests in four annual installments beginning on May 2, 2012.

(5) Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 56,250 shares. This option vests in four annual installments beginning on October 20, 2012.

Employee Benefit Plans

2007 Long-Term Incentive Plan

Our 2007 Long-Term Incentive Plan, or the 2007 Plan, was adopted by our board of directors and approved by our stockholders on July 27, 2007. The 2007 Plan will expire in July 2017, unless sooner terminated by our board of directors. Under the 2007 Plan, we may grant incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, and other performance awards to our officers, directors, employees, consultants, and advisors.

Retirement Plan and Other Benefits

We sponsor a SIMPLE IRA retirement plan, which covers substantially all qualified full-time employees. This plan provides that each employee may elect to contribute to an individual retirement plan through salary reduction contributions. We currently match each employee's contribution to the plan up to 3% of the employee's base annual wage. We also offer health, disability and life insurance and a tax-advantaged saving plan for qualifying medical expenses to our full-time employees.

DIRECTOR COMPENSATION

Until the effectiveness of the registration statement filed in connection with our initial public offering in February 2011, Manny Villafaña was our sole director and the chairman of our board of directors. Mr. Villafaña is not compensated for his services as a director. Mr. Munzenrider joined our board of directors following the effectiveness of the registration statement filed in connection with our initial public offering in February 2011, and Messrs. Smith and Sheehy joined our board of directors upon the closing of our initial public offering in February 2011.

For the 2012 fiscal year, Messrs. Smith, Munzenrider, and Sheehy, as our non-employee directors, were each paid an annual retainer of $18,000; a retainer of $6,000 for each member of the audit committee; a retainer of $3,000 for each member of the compensation committee; a retainer of $2,000 for each member of the nominating and governance committee; and annual stipends of $10,000 and $5,000 for the chair of audit and compensation committees, respectively.

For the 2013 fiscal year, the non-employee directors are each paid an annual retainer of $18,000; a retainer of $6,000 for each member of the audit committee; a retainer of $3,000 for each member of the compensation committee; a retainer of $2,000 for each member of the nominating and governance committee; and annual stipends of $10,000 and $5,000 for the chair of audit and compensation committees, respectively.

In addition to these director fees, each non-employee director receives restricted stock in recognition of each director's service to the Company and to further align director and stockholder interests. Upon joining the board in February 2011, each non-employee director received a restricted stock grant of 30,000 shares of common stock, which vests in four annual increments, beginning with the one-year anniversary of the director's appointment to the board. On December 13, 2011, each non-employee director also received a restricted stock grant of 15,000 shares of common stock, which vested on the one-year anniversary of the grant date.

Director Compensation Table for 2012

Name	Fees Earned or Paid in Cash ($)
Robert E. Munzenrider	$41,500
Robert J. Sheehy	36,750
Arch C. Smith	31,750

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning the Kips Bay Medical, Inc. 2007 Long-Term Incentive Plan, which was adopted by the Board of Directors and approved by stockholders in July 2007, as of December 31, 2012, and certain additional equity issuances not approved by the Company's stockholders.

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,174,250	$ 3.64	601,750
Equity compensation plans not approved by security holders:			
Public offering of common stock December 2012(1)	500,000	0.8125	—
Initial public offering February 2011(2)	103,125	10.00	—
Totals	1,777,375	$ 3.21	601,750

(1) Represents options to purchase our common stock issued to the underwriters and their designees in our December 2012 public offering of common stock.

(2) Represents options to purchase our common stock issued to the underwriters and their designees in our February 2011 initial public offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since the beginning of 2011 to which we have been a party in which the amount involved exceeded $112,615, which is approximately 1% of the average of our total assets at December 31, 2011 and 2012, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or material indirect interest, other than compensation arrangements that are described under the sections of this Proxy Statement entitled "Executive Compensation" and "Director Compensation."

Agreements with Directors and Executive Officers

Please see "Executive Compensation" for information regarding the employment agreements with, and compensation of, our executive officers.

Agreements with 5% Stockholders

Investment Agreement with Kips Bay Investments, LLC

We are a party to an Investment Agreement dated, July 19, 2007, with Manny Villafaña and Kips Bay Investments, LLC, or KBI, which had no relationship to us prior to entering into this Investment Agreement. Pursuant to the Investment Agreement, KBI sold us all of its right, title and interest to certain intellectual property assets in exchange for a first secured promissory note, dated July 19, 2007, with a principal amount of $100,000 and loaned to us $2.9 million in exchange for a second secured promissory note dated July 19, 2007 with a principal amount of $2.9 million. The $100,000 note and the $2.9 million note, collectively the Notes, accrued interest at a rate of 9% per annum. All principal and accrued interest under the Notes was convertible into shares of our common stock at a per share price of $0.625 per share. In connection with the issuance of the Notes, we entered into a Loan and Security

Agreement with KBI, pursuant to which we granted a security interest in all of our existing and to-be-acquired property and proceeds therefrom, including all intellectual property assets transferred to us pursuant to the first secured promissory note.

The Investment Agreement also granted KBI two stock purchase options. The first stock purchase option granted KBI the right to purchase 600,000 shares of our common stock for $3.5 million following our determination that our eSVS MESH was suitable for human implantation. The second stock purchase option granted KBI the right to purchase an additional 600,000 shares of our common stock for $3.5 million following the first implantation of our eSVS MESH.

In April 2008, we determined that our eSVS MESH was suitable for human implantation, and KBI subsequently exercised its first stock purchase option under the Investment Agreement, purchasing an aggregate of 600,000 shares of our common stock for a purchase price of $3.5 million in nine installments from May 2008 to June 2009.

In August 2008, the first implantation of our eSVS MESH took place thereby satisfying the condition to the second stock purchase option. KBI exercised the second option in February 2010, purchasing an additional 600,000 shares for a purchase price of $3.5 million.

In March 2009, KBI converted the entire principal amount of $3.0 million and partially converted $217,188 of $467,188 in accrued interest on the Notes into 5,147,389 shares of our common stock at a price of $0.625 per share, and we paid KBI the balance of $250,000 of accrued interest in cash. In connection with KBI's exercise of the second stock purchase option in February 2010, we and KBI entered into an agreement whereby KBI repaid us the $250,000 in cash and we issued KBI 400,000 shares of our common stock at a price of $0.625 per share.

Due to the conversion of the Notes, exercise of the stock purchase options, and other purchases of our common stock, as of April 2, 2013, KBI beneficially owns 25.2% of our common stock. The Loan and Security Agreement pursuant to which the Notes were issued has no further material force or effect following conversion of the Notes as there is no debt outstanding and no obligation to issue additional debt.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, and based solely on a review of the copies of such reports furnished to us and written representations from our officers and directors, all reporting persons timely filed reports of ownership and changes in ownership with the Securities and Exchange Commission, except that Kips Bay Investments, LLC did not timely file a Form 4 to report certain purchases of the Company's common stock.

OTHER INFORMATION

Management knows of no other matters which may be brought before the 2013 Annual Meeting. If any other matters are presented at the meeting on which a vote may properly be taken, the persons named as proxy holders in the enclosed proxy card will vote thereon in accordance with their best judgment.

ANNUAL REPORT AND FINANCIAL STATEMENTS

The Company's Annual Report on Form 10-K, including the Company's financial statements and the notes thereto for the year ended December 31, 2012, accompanies the delivery of this Proxy Statement.

We will provide a copy of the Form 10-K and/or the Exhibits to the 10-K upon written request and payment of specified fees. The written request for such Form 10-K and/or Exhibits should be directed to Scott Kellen, Chief Operating Officer, Chief Financial Officer, Vice President of Finance and Secretary, at 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota 55447. Such request must set forth a good faith representation that the requesting party was a holder of record or a beneficial owner of common stock in the Company on April 2, 2013. The 2012 Annual Report on Form 10-K complete with exhibits and the Proxy Statement are also available at no cost through the EDGAR database available from the SEC's internet site (www.sec.gov), and at *http://proxymaterials.kipsbaymedical.com*.

APPENDIX A

KIPS BAY MEDICAL, INC.
2013 EQUITY INCENTIVE PLAN

SECTION 1.
DEFINITIONS

As used herein, the following terms shall have the meanings indicated below:

(a) "Administrator" shall mean the Board of Directors of the Company, or one or more Committees appointed by the Board, as the case may be.

(b) "Affiliate(s)" shall mean a Parent or Subsidiary of the Company.

(c) "Agreement" shall mean the written agreement, whether in paper or electronic format, entered into by the Participant and the Company evidencing the grant of an Award. Each Agreement shall be in such form as may be approved from time to time by the Administrator and may vary from Participant to Participant.

(d) "Award" shall mean any grant pursuant to this Plan of an Incentive Stock Option, Nonqualified Stock Option, Restricted Stock Award, Restricted Stock Unit Award, Stock Appreciation Right, or Performance Award.

(e) "Change of Control" shall mean the occurrence, in a single transaction or in a series of related transactions, of any one or more of the events in subsections (i) through (iv) below. For purposes of this definition, a person, entity or group shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person, entity or group directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(i) Any person, entity or group becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change of Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other person, entity or group from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (B) solely because the level of Ownership held by any person, entity or group (the "Subject Person") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change of Control shall be deemed to occur;

(ii) There is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) There is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the total gross value of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the total gross value of the consolidated assets of the Company and its subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by shareholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition (for purposes of this Section 1(e)(iii), "gross value" may mean either the current fair market value or the recorded net book value, as determined by the Administrator in its sole discretion, of the assets of the Company or the assets being disposed of, as the case may be, determined without regard to any liabilities associated with such assets); or

(iv) Individuals who, at the beginning of any consecutive twelve-month period, are members of the Board (the "Incumbent Board"), cease for any reason to constitute at least a majority of the members of the Board at any time during that consecutive twelve-month period; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For the avoidance of doubt, the term "Change of Control" shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company. To the extent required, the determination of whether a Change of Control has occurred shall be made in accordance with Code Section 409A and the regulations, notices and other guidance of general applicability issued thereunder.

(f) "Change of Control Payment" shall mean any payment, benefit or transfer of property in the nature of compensation paid to or for the benefit of Participant under any arrangement which is considered contingent upon a Change of Control for purposed of Code Section 280G, including, without limitation, any and all of the Company's incentive, restricted stock, stock option or any other equity-based compensation payable pursuant to an Award.

(g) "Close of Business" of a specified day shall mean 5:00 p.m., Central Time, without regard to whether such day is a Saturday, Sunday, bank holiday, or other day on which no business is conducted.

(h) "Committee" shall mean a Committee of two or more Directors who shall be appointed by and serve at the pleasure of the Board. To the extent necessary for compliance with Rule 16b-3, each of the members of the Committee shall be a "non-employee director." Solely for purposes of this Section 1(g), "non-employee director" shall have the same meaning as set forth in Rule 16b-3.

(i) "Common Stock" shall mean the common stock of the Company (subject to adjustment as provided in Section 14 of this Plan).

(j) The "Company" shall mean Kips Bay Medical, Inc., a Delaware corporation.

(k) "Consultant" shall mean any person, including an advisor, who is engaged by the Company or any Affiliate to render consulting or advisory services and is compensated for such services; provided, however, that no person shall be considered a Consultant for purposes of the Plan unless such Consultant is a natural person, renders bona fide services to the Company or any Affiliate, and such services are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities. For purposes of this plan, "Consultant" shall also include a director of an Affiliate who is compensated for services as a director.

(l) "Director" shall mean a member of the Board of Directors of the Company.

(m) "Effective Date" shall mean the date the Board of Directors of the Company adopts the Plan.

(n) "Employee" shall mean a common-law employee of the Company or any Affiliate, including "officers" as defined by Section 16 of the Exchange Act; provided, however, that service solely as a Director or Consultant, regardless of whether a fee is paid for such service, shall not cause a person to be an Employee for purposes of the Plan.

(o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(p) "Fair Market Value" of specified stock as of any date shall mean (i) if such stock is listed on an established stock exchange, the price of such stock at the close of the regular trading session of such market or exchange on such date, as reported by *The Wall Street Journal* or a comparable reporting service, or, if no sale of such stock shall have occurred on such date, on the next preceding date on which there was a sale of stock; (ii) if such stock is not so listed on an established stock exchange, the average of the closing "bid" and "asked" prices quoted by the OTC Bulletin Board, the National Quotation Bureau, or any comparable reporting service on such date or, if there are no quoted "bid" and "asked" prices on such date, on the next preceding date for which there are such quotes; or (iii) if such stock is not publicly traded as of such date, the per share value as determined by the Administrator in its sole discretion by applying principles of valuation with respect to Common Stock.

(q) "Incentive Stock Option" shall mean an option granted pursuant to Section 8 of this Plan that is intended to satisfy the provisions of Code Section 422, or any successor provision.

(r) The "Internal Revenue Code" or "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(s) "Option" shall mean an Incentive Stock Option or Nonqualified Stock Option granted pursuant to the Plan.

(t) "Nonqualified Stock Option" shall mean an option granted pursuant to Section 9 of this Plan or an option (or portion thereof) that does not qualify as an Incentive Stock Option.

(u) "Parent" shall mean any parent corporation of the Company within the meaning of Code Section 424(e), or any successor provision.

(v) "Participant" shall mean an Employee to whom an Incentive Stock Option has been granted or an Employee, a Director, or a Consultant to whom a Nonqualified Stock Option, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Appreciation Right has been granted.

(w) "Performance Award" shall mean any Performance Shares or Performance Cash Units granted pursuant to Section 12 of this Plan.

(x) "Performance Objective(s)" shall mean one or more performance objectives established by the Administrator, in its sole discretion, for Awards granted under this Plan.

(y) "Performance Period" shall mean the period, established at the time any Performance Award is granted or at any time thereafter, during which any Performance Objectives specified by the Administrator with respect to such Performance Award are to be measured.

(z) "Performance Share" shall mean any grant of an Award pursuant to Section 12 of this Plan, the value of which, if any, shall be paid to a Participant by delivery of shares of Common Stock upon achievement of such Performance Objectives during the Performance Period as the Administrator shall establish at the time of such grant or thereafter.

(aa) "Performance Cash Unit" shall mean any grant of an Award pursuant to Section 12 of this Plan, the value of which, if any, shall be paid to a Participant by delivery of cash upon achievement of such Performance Objectives during the Performance Period as the Administrator shall establish at the time of such grant or thereafter.

(bb) The "Plan" means the Kips Bay Medical, Inc. 2013 Equity Incentive Plan, as amended hereafter from time to time, including the form of Agreements as they may be modified by the Administrator from time to time.

(cc) "Restricted Stock Award" shall mean any grant of restricted shares of Common Stock pursuant to Section 10 of this Plan.

(dd) "Restricted Stock Unit Award" shall mean any grant of any restricted stock units pursuant to Section 11 of this Plan.

(ee) "Rule 16b-3" shall mean Rule 16b-3, or any successor provision, as then in effect, of the General Rules and Regulations under the Exchange Act.

(ff) "Stock Appreciation Right" shall mean a grant pursuant to Section 13 of this Plan.

(gg) A "Subsidiary" shall mean any subsidiary corporation of the Company within the meaning of Code Section 424(f), or any successor provision.

SECTION 2.
PURPOSE

The purpose of the Plan is to promote the success of the Company and its Affiliates by facilitating the employment and retention of competent personnel and by furnishing incentives to those Employees, Directors and Consultants upon whose efforts the success of the Company and its Affiliates will depend to a large degree. It is the intention of the Company to carry out the Plan through the granting of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards and Stock Appreciation Rights.

SECTION 3.
EFFECTIVE DATE AND DURATION OF PLAN

The Plan shall be effective on the Effective Date; provided, however, that adoption of this Plan shall be and is expressly subject to the condition of approval by the shareholders of the Company within twelve (12) months before or after the Effective Date. Notwithstanding anything in this Plan to the contrary, until shareholder approval of the Plan is obtained in accordance with applicable stock exchange listing standards, no Awards other than Options may be granted and no Options may be made exercisable.

If shareholder approval is not obtained within the twelve (12) month period referenced in this Section 3, this Plan and all Awards granted after the Effective Date shall be null and void, except that the grant of an Option shall be deemed to be a grant of a Nonqualified Stock Option (without regard to whether the grant was intended to be an Incentive Stock Option.)

The Administrator may grant Awards pursuant to the Plan from time to time until the Administrator discontinues or terminates the Plan; provided, however, that in no event may Incentive Stock Options be granted pursuant to the Plan after the earlier of (i) the date the Administrator discontinues or terminates the Plan or (ii) the Close of Business on the day immediately preceding the tenth anniversary of the Effective Date.

SECTION 4.
ADMINISTRATION

The Plan shall be administered by the Board of Directors of the Company (hereinafter referred to as the "Board"); provided, however, that the Board may delegate some or all of the administration of the Plan to a Committee or Committees. The Board and any Committee appointed by the Board to administer the Plan are collectively referred to in this Plan as the "Administrator."

Except as otherwise provided herein, the Administrator shall have all of the powers vested in it under the provisions of the Plan, including but not limited to exclusive authority to determine, in its sole discretion, whether an Award shall be granted; the individuals to whom, and the time or times at which, Awards shall be granted; the number of shares subject to each Award; the exercise price of Options granted hereunder; and the performance criteria, if any, and any other terms and conditions of each Award. The Administrator shall have full power and authority to administer and interpret the Plan; to make and amend rules, regulations and guidelines for administering the Plan; to prescribe the form and conditions of the respective Agreements evidencing each Award (which may vary from Participant to Participant); and to make all other determinations necessary or advisable for the administration of the Plan, including to correct any defect, omission or inconsistency in the Plan or any Agreement, to the extent permitted by law and this Plan. The Administrator's interpretation of the Plan, and all actions taken and determinations made by the Administrator pursuant to the power vested in it hereunder, shall be conclusive and binding on all parties concerned.

No member of the Board or Committee shall be liable for any action taken or determination made in good faith in connection with the administration of the Plan. In the event the Board appoints a Committee as provided hereunder, any action of the Committee with respect to the administration of the Plan shall be taken pursuant to a majority vote of the Committee members or pursuant to the written resolution of all Committee members.

SECTION 5.
PARTICIPANTS

The Administrator may grant Awards under this Plan to any Employee, Director, or Consultant; provided, however, that only Employees are eligible to receive Incentive Stock Options. In designating Participants, the Administrator shall also determine the number of shares or cash units to be optioned or awarded to each such Participant and the performance criteria applicable to each Performance Award. The Administrator may from time to time designate individuals as being ineligible to participate in the Plan. The power of the Administrator under this Section 5 shall be exercised from time to time in the sole discretion of the Administrator and without approval by the shareholders.

SECTION 6.
STOCK

The stock to be awarded or optioned under this Plan shall consist of authorized but unissued or reacquired shares of Common Stock. Subject to Section 14 of this Plan, the maximum aggregate number of shares of Common Stock reserved and available for Awards under the Plan is Two Million Five Hundred Thousand (2,500,000).

The following shares of Common Stock shall continue to be reserved and available for Awards granted pursuant to the Plan: (i) any outstanding Award that expires or is forfeited for any reason, (ii) any portion of an outstanding Option or Stock Appreciation Right that is terminated prior to exercise, (iii) any portion of an Award that is terminated prior to the lapsing of the risks of forfeiture on such Award, (iv) shares of Common Stock used to pay the exercise price under any Award, (v) shares of Common Stock used to satisfy any tax withholding obligation attributable to any Award, whether such shares are withheld by the Company or tendered by the Participant, and (vi) shares of Common Stock covered by an Award to the extent the Award is settled in cash.

SECTION 7.
PAYMENT OF OPTION EXERCISE PRICE

Upon exercise of an option, Participants may pay the exercise price of an Option (i) in cash, or with a personal check, certified check, or other cash equivalent, (ii) by the surrender by the Participant to the Company of previously acquired unencumbered shares of Common Stock (through physical delivery or attestation), (iii) through the withholding of shares of Common Stock from the number of shares otherwise issuable upon the exercise of the Option (*e.g.*, a net share settlement), (iv) through broker-assisted cashless exercise if such exercise complies with applicable securities laws and any insider trading policy of the Company, (v) such other form of payment as may be authorized by the Administrator, or (vi) by a combination thereof. In the event the Participant elects to pay the exercise price, in whole or in part, with previously acquired shares of Common Stock or through a net share settlement, the then-current Fair Market Value of the stock delivered or withheld shall equal the total exercise price for the shares being purchased in such manner.

The Administrator may, in its sole discretion, limit the forms of payment available to the Participant and may exercise such discretion any time prior to the termination of the Option granted to the Participant or upon any exercise of the Option by the Participant. "Previously acquired shares of Common Stock" means shares of Common Stock which the Participant owns on the date of exercise (or for such other period of time, if any, as may be required by generally accepted accounting principles or any successor principles applicable to the Company).

With respect to payment in the form of Common Stock, the Administrator may require advance approval or adopt such rules as it deems necessary to assure compliance with Rule 16b-3, if applicable.

SECTION 8.
TERMS AND CONDITIONS OF INCENTIVE STOCK OPTIONS

Each Incentive Stock Option shall be evidenced by an Incentive Stock Option Agreement, a form of which is attached hereto as *Exhibit A*, which shall comply with and be subject to the following terms and conditions:

(a) *Number of Shares and Exercise Price.* The Incentive Stock Option Agreement shall state the total number of shares covered by the Incentive Stock Option. Except as permitted by Code Section 424(a), or any successor provision, the exercise price per share shall not be less than one hundred percent (100%) of the per share Fair Market Value of the Common Stock on the date the Administrator grants the Incentive Stock Option; provided, however, that if a Participant owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its Parent or any Subsidiary, the exercise price per share of an Incentive Stock Option granted to such Participant shall not be less than one hundred ten percent (110%) of the per share Fair Market Value of Common Stock on the date of the grant of the Incentive Stock Option. The Administrator shall have full authority and discretion in establishing the exercise price and shall be fully protected in so doing.

(b) *Exercisability and Term of Incentive Stock Options.* The Incentive Stock Option Agreement shall state when the Incentive Stock Option becomes exercisable (*i.e.* "vests"). The Participant may exercise the Incentive Stock Option, in full or in part, upon or after the vesting date of such Option (or portion thereof). Notwithstanding anything in this Plan or the Agreement to the contrary, the Participant may not exercise an Incentive Stock Option after the maximum term of such Option, as such term is specified in the Incentive Stock Option Agreement. Except as permitted by Code Section 424(a), in no event shall any Incentive Stock Option be exercisable during a term of more than ten (10) years after the date on which it is granted; provided, however, that if a Participant owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its Parent or any Subsidiary, the Incentive Stock Option granted to such Participant shall be exercisable during a term of not more than five (5) years after the date on which it is granted.

The Administrator may accelerate the exercisability of any Incentive Stock Option granted hereunder which is not immediately exercisable as of the date of grant.

(c) *No Rights as Shareholder.* A Participant (or the Participant's successors) shall have no rights as a shareholder with respect to any shares covered by an Incentive Stock Option until the date of the issuance of the Common Stock subject to such Award upon exercise, as evidenced by a stock certificate or as reflected in the books and records of the Company or its designated agent (*i.e.*, a "book entry"). Except as provided in Section 14 of the Plan, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the date such shares are actually issued (as evidenced in either certificated or book entry form).

(d) *Withholding.* The Company or its Affiliate shall be entitled to withhold and deduct from any future payments to the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant's exercise of an Incentive Stock Option or a "disqualifying disposition" of shares acquired through the exercise of an Incentive Stock Option as defined in Code Section 421(b) or require the Participant to remit an amount sufficient to satisfy such withholding requirements, or any combination thereof. In the event the Participant is required under the Incentive Stock Option Agreement to pay the Company, or make arrangements satisfactory to the Company respecting payment of, such withholding and employment-related taxes, the Administrator may, in its sole discretion, require the Participant to satisfy such obligation, in whole or in part, by delivering shares of Common Stock or by electing to have the Company withhold shares of Common Stock otherwise issuable to the Participant as a result of the exercise of the Incentive Stock Option. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, which are applicable to the supplemental income resulting from such exercise or disqualifying disposition. In no event may the Participant deliver shares, nor may the Company or any Affiliate withhold shares, having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant's delivery of shares or the withholding of shares for this purpose shall occur on or before the later of (i) the date the Incentive Stock Option is exercised or the date of the disqualifying disposition, as the case may be, or (ii) the date that the amount of tax to be withheld is determined under applicable tax law.

(e) *Vesting Limitation.* Notwithstanding any other provision of the Plan, the aggregate Fair Market Value (determined as of the date an Incentive Stock Option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other "incentive stock option" plans of the Company or any Affiliate shall not exceed $100,000 (or such other amount as may be prescribed by the Code from time to time); provided, however, that if the exercisability or vesting of an Incentive Stock Option is accelerated as permitted under the provisions of the Plan and such acceleration would result in a violation of the limit imposed by this Section 8(e), such acceleration shall be of full force and effect but the number of shares of Common Stock that exceed such limit shall be treated as having been granted pursuant to a Nonqualified Stock Option; and provided, further, that the limits imposed by this Section 8(e) shall be applied to all outstanding Incentive Stock Options under the Plan and any other "incentive stock option" plans of the Company or any Affiliate in chronological order according to the dates of grant.

(f) *Other Provisions.* The Incentive Stock Option Agreement authorized under this Section 8 shall contain such other provisions as the Administrator shall deem advisable. Any such Incentive Stock Option Agreement shall contain such limitations and restrictions upon the exercise of the Incentive Stock Option as shall be necessary to ensure that such Incentive Stock Option will be considered an "incentive stock option" as defined in Code Section 422 or to conform to any change therein.

SECTION 9.
TERMS AND CONDITIONS OF NONQUALIFIED STOCK OPTIONS

Each Nonqualified Stock Option shall be evidenced by a Nonqualified Stock Option Agreement, a form of which is attached hereto as *Exhibit B*, which shall comply with and be subject to the following terms and conditions:

(a) *Number of Shares and Exercise Price.* The Nonqualified Stock Option Agreement shall state the total number of shares covered by the Nonqualified Stock Option. Unless otherwise determined by the Administrator, the exercise price per share shall be one hundred percent (100%) of the per share Fair Market Value of the Common Stock on the date the Administrator grants the Nonqualified Stock Option.

(b) *Term and Exercisability of Nonqualified Stock Options.* The Nonqualified Stock Option Agreement shall state when the Nonqualified Stock Option becomes exercisable (*i.e.* "vests"). The Participant may exercise the Nonqualified Stock Option, in full or in part, upon or after the vesting date of such Option (or portion thereof); provided, however, that the Participant may not exercise a Nonqualified Stock Option after the maximum term of such Option, as such term is specified in the Nonqualified Stock Option Agreement.

The Administrator may accelerate the exercisability of any Nonqualified Stock Option granted hereunder which is not immediately exercisable as of the date of grant.

(c) *No Rights as Shareholder.* A Participant (or the Participant's successors) shall have no rights as a shareholder with respect to any shares covered by a Nonqualified Stock Option until the date of the issuance of the Common Stock subject to such Award upon exercise, as evidenced by a stock certificate or as reflected in the books and records of the Company or its designated agent (*i.e.*, a "book entry"). Except as provided in Section 14 of the Plan, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the date such shares are actually issued (as evidenced in either certificated or book entry form).

(d) *Withholding.* The Company or its Affiliate shall be entitled to withhold and deduct from any future payments to the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant's exercise of a Nonqualified Stock Option, or require the Participant to remit an amount sufficient to satisfy such withholding requirements. In the event the Participant is required under the Nonqualified Stock Option Agreement to pay the Company, or make arrangements satisfactory to the Company respecting payment of, such withholding and employment-related taxes, the Administrator may, in its sole discretion, require the Participant to satisfy such obligation, in whole or in part, by delivering shares of Common Stock or by electing to have the Company withhold shares of Common Stock otherwise issuable to the Participant as a result of the exercise of the Nonqualified Stock Option. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, which are applicable to the supplemental income resulting from such exercise. In no event may the Participant deliver shares, nor may the Company or any Affiliate withhold shares, having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant's delivery of shares or the withholding of shares for this purpose shall occur on or before the later of (i) the date the Nonqualified Stock Option is exercised, or (ii) the date that the amount of tax to be withheld is determined under applicable tax law.

(e) *Other Provisions.* The Nonqualified Stock Option Agreement authorized under this Section 9 shall contain such other provisions as the Administrator shall deem advisable.

SECTION 10.
RESTRICTED STOCK AWARDS

Each Restricted Stock Award shall be evidenced by a Restricted Stock Award Agreement, a form of which is attached hereto as *Exhibit C*, which shall comply with and be subject to the following terms and conditions:

(a) *Number of Shares.* The Restricted Stock Award Agreement shall state the total number of shares of Common Stock covered by the Restricted Stock Award.

(b) *Risks of Forfeiture.* The Restricted Stock Award Agreement shall set forth the risks of forfeiture, if any, including risks of forfeiture based on Performance Objectives, which shall apply to the shares of Common Stock covered by the Restricted Stock Award, and shall specify the manner in which such risks of forfeiture shall lapse. The Administrator may, in its sole discretion, modify the manner in which such risks of forfeiture shall lapse but only with respect to those shares of Common Stock which are restricted as of the effective date of the modification.

(c) *Issuance of Shares; Rights as Shareholder.* Except as provided below, the Company shall cause a stock certificate to be issued and shall deliver such certificate to the Participant or hold such certificate in a manner determined by the Administrator in its sole discretion; provided, however, that in lieu of a stock certificate, the Company may evidence the issuance of shares by a book entry in the records of the Company or its designated agent (if permitted by the Company's designated agent and applicable law, as determined by the Administrator in its sole discretion). The Company shall cause a legend or notation to be placed on such certificate or book entry describing the risks of forfeiture and other transfer restrictions set forth in the Participant's Restricted Stock Award Agreement and providing for the cancellation and, if applicable, return of such certificate or book entry if the shares of Common Stock subject to the Restricted Stock Award are forfeited.

Until the risks of forfeiture have lapsed or the shares subject to such Restricted Stock Award have been forfeited, the Participant shall be entitled to vote the shares of Common Stock represented by such stock certificates and shall receive all dividends attributable to such shares, but the Participant shall not have any other rights as a shareholder with respect to such shares.

(d) *Withholding Taxes.* The Company or its Affiliate shall be entitled to withhold and deduct from any future payments to the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant's Restricted Stock Award, or require the Participant to remit an amount sufficient to satisfy such withholding requirements. In the event the Participant is required under the Restricted Stock Award Agreement to pay the Company, or make arrangements satisfactory to the Company respecting payment of, such withholding and employment-related taxes, the Administrator may, in its sole discretion, require the Participant to satisfy such obligations, in whole or in part, by delivering shares of Common Stock, including shares of Common Stock received pursuant to the Restricted Stock Award on which the risks of forfeiture have lapsed. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, which are applicable to the supplemental income resulting from the lapsing of the risks of forfeiture on such Restricted Stock Award. In no event may the Participant deliver shares having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant's delivery of shares shall occur on or before the date that the amount of tax to be withheld is determined under applicable tax law.

(e) *Other Provisions.* The Restricted Stock Award Agreement authorized under this Section 10 shall contain such other provisions as the Administrator shall deem advisable.

SECTION 11.
RESTRICTED STOCK UNIT AWARDS

Each Restricted Stock Unit Award shall be evidenced by a Restricted Stock Unit Award Agreement, a form of which is attached hereto as *Exhibit D,* which shall comply with and be subject to the following terms and conditions:

(a) *Number of Shares.* The Restricted Stock Unit Award Agreement shall state the total number of shares of Common Stock covered by the Restricted Stock Unit Award.

(b) *Vesting.* The Restricted Stock Unit Award Agreement shall set forth the period over which the Restricted Stock Unit Award may become vested and/or the conditions, including conditions based on Performance Objectives, to which such vesting is subject. The Administrator may, in its sole discretion, accelerate the vesting of any Restricted Stock Unit Award.

(c) *Issuance of Shares; Rights as Shareholder.* The Participant shall be entitled to payment of the Restricted Stock Unit Award as the units subject to such Award vest. The Administrator may, in its sole discretion, pay Restricted Stock Units in cash, shares of Common Stock or any combination thereof. If payment is made in shares of Common Stock, the Administrator shall cause to be issued one or more stock certificates in the Participant's name and shall deliver such certificates to the Participant in satisfaction of such units; provided, however, that in lieu of stock certificates, the Company may evidence such shares by a book entry in the records of the Company or its designated agent (if permitted by the Company's designated agent and applicable law, as determined by the Administrator in its sole discretion). Until the units subject to the Restricted Stock Unit Award have vested, the Participant shall not be entitled to vote any shares of stock which may be acquired through the Award, shall not receive any dividends attributable to such shares, and shall not have any other rights as a shareholder with respect to such shares.

(d) *Withholding Taxes.* The Company or its Affiliate shall be entitled to withhold and deduct from any future payments to the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant's Restricted Stock Unit Award, or require the Participant to remit an amount sufficient to satisfy such withholding requirements. In the event the Participant is required under the Restricted Stock Unit Award Agreement to pay the Company, or make arrangements satisfactory to the Company respecting payment of, such withholding and employment-related taxes, the Administrator may, in its sole discretion, require the Participant to satisfy such obligations, in whole or in part, by delivering shares of Common Stock, including shares of Common Stock received pursuant to the Restricted Stock Unit Award. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, which are applicable to the supplemental income resulting from the lapsing of the risks of forfeiture on such Restricted Stock Unit Award. In no event may the Participant deliver shares having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant's delivery of shares for this purpose shall occur on or before the date that the amount of tax to be withheld is determined under applicable tax law.

(e) *Other Provisions.* The Restricted Stock Unit Award Agreement authorized under this Section 11 shall contain such other provisions as the Administrator shall deem advisable.

SECTION 12.
PERFORMANCE AWARDS

Each Performance Award shall be evidenced by a Performance Award Agreement, a form of which is attached hereto as *Exhibit E*, which shall comply with and be subject to the following terms and conditions:

(a) *Awards.* Performance Awards may be in the form of Performance Cash Units or Performance Shares. Performance Cash Units shall consist of monetary awards which may be earned or become vested in whole or in part if the Company or the Participant achieves certain Performance Objectives established by the Administrator over a specified Performance Period. Performance Shares shall consist of shares of Common Stock or other Awards denominated in shares of Common Stock that may be earned or become vested in whole or in part if the Company or the Participant achieves certain Performance Objectives established by the Administrator over a specified Performance Period.

(b) *Performance Objectives, Performance Period and Payment by the Company.* The Performance Award Agreement shall set forth:

(i) the number of Performance Cash Units or Performance Shares subject to the Performance Award, and the dollar value of each Performance Cash Unit;

(ii) one or more Performance Objectives established by the Administrator and the method for measuring performance;

(iii) the Performance Period over which Performance Cash Units or Performance Shares may be earned or may become vested;

(iv) the extent to which partial achievement of the Performance Objectives may result in a payment or vesting of the Performance Award, as determined by the Administrator; and

(v) the date upon which payment of Performance Cash Units will be made or Performance Shares will be issued, as the case may be, and the extent to which such payment or the receipt of such Performance Shares may be deferred.

(c) *Withholding Taxes.* The Company or its Affiliates shall be entitled to withhold and deduct from any future payments to the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant's Performance Award, or require the Participant to remit an amount sufficient to satisfy such withholding requirements. In the event the Participant is required under the Performance Award Agreement to pay the Company or its Affiliates, or make arrangements satisfactory to the Company or its Affiliates respecting payment of, such withholding and employment-related taxes, the Administrator may, in its sole discretion, require the Participant to satisfy such obligations, in whole or in part, by delivering shares of Common Stock, including shares of Common Stock received pursuant to the Performance Award. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes. In no event may the Participant deliver shares having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant's delivery of shares for this purpose shall occur on or before the date that the amount of tax to be withheld is determined under applicable tax law.

(d) *No Rights as Shareholder.* A Participant (or the Participant's successors) shall have no rights as a shareholder with respect to any shares covered by a Performance Shares Award until the date of the issuance of a stock certificate evidencing such shares (after such Award has vested); provided, however, that in lieu of a stock certificate, the Company may evidence such shares by a book entry in the records of the Company or its designated agent (if permitted by the Company's designated agent and applicable law, as determined by the Administrator in its sole discretion). No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the date such stock certificate is actually issued or such book entry is made, except as otherwise provided in Section 14 of the Plan.

(e) *Other Provisions.* The Performance Award Agreement authorized under this Section 12 shall contain such other provisions as the Administrator shall deem advisable.

SECTION 13.
STOCK APPRECIATION RIGHTS

Each Stock Appreciation Right shall be evidenced by a Stock Appreciation Right Agreement, a form of which is attached hereto as *Exhibit F,* which shall comply with and be subject to the following terms and conditions:

(a) *Awards.* A Stock Appreciation Right shall entitle the Participant to receive, upon exercise, cash, shares of Common Stock, or any combination thereof, having a value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock on the date of such exercise, over (ii) a specified exercise price. The number of shares and the exercise price of the Stock Appreciation Right shall be determined by the Administrator on the date of grant. Unless otherwise determined by the Administrator, the specified exercise price shall not be less than 100% of the Fair Market Value of such shares of Common Stock on the date of grant of the Stock Appreciation Right. A Stock Appreciation Right may be granted independent of or in tandem with a previously or contemporaneously granted Option.

(b) *Term and Exercisability.* The Stock Appreciation Right Agreement shall state when the Stock Appreciation Right becomes exercisable (*i.e.* "vests"). The Participant may exercise the Stock Appreciation Right, in full or in part, upon or after the vesting date of such Stock Appreciation Right (or portion thereof); provided, however, that the Participant may not exercise a Stock Appreciation Right after the maximum term of such Stock Appreciation Right, as such term is specified in the Stock Appreciation Right Agreement.

The Administrator may accelerate the exercisability of any Stock Appreciation Right granted hereunder which is not immediately exercisable as of the date of grant. If a Stock Appreciation Right is granted in tandem with an Option, the Stock Appreciation Right Agreement shall set forth the extent to which the exercise of all or a portion of the Stock Appreciation Right shall cancel a corresponding portion of the Option, and the extent to which the exercise of all or a portion of the Option shall cancel a corresponding portion of the Stock Appreciation Right.

(c) *Withholding Taxes.* The Company or its Affiliate shall be entitled to withhold and deduct from any future payments to the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant's Stock Appreciation Right, or require the Participant to remit an amount sufficient to satisfy such withholding requirements. In the event the Participant is required under the Stock Appreciation Right to pay the Company or its Affiliate, or make arrangements satisfactory to the Company or its Affiliate respecting payment of, such withholding and employment-related taxes, the Administrator may, in its sole discretion, require the Participant to satisfy such obligation, in whole or in part, by delivering shares of Common Stock or by electing to have the Company withhold shares of Common Stock otherwise issuable to the Participant as a result of the exercise of the Stock Appreciation Right. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, which are applicable to the supplemental income resulting from such exercise. In no event may the Participant deliver shares, nor may the Company or any Affiliate withhold shares, having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant's delivery of shares or the withholding of shares for this purpose shall occur on or before the later of (i) the date the Stock Appreciation Right is exercised, or (ii) the date that the amount of tax to be withheld is determined under applicable tax law.

(d) *No Rights as Shareholder.* A Participant (or the Participant's successors) shall have no rights as a shareholder with respect to any shares covered by a Stock Appreciation Right until the date of the issuance of a stock certificate evidencing such shares; provided, however, that in lieu of stock certificates, the Company may evidence such shares by a book entry in the records of the Company or its designated agent (if permitted by the Company's designated agent and applicable law, as determined by the Administrator in its sole discretion). No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the date such stock certificate is actually issued or such book entry is made (except as otherwise provided in Section 14 of the Plan).

(e) *Other Provisions.* The Stock Appreciation Right Agreement authorized under this Section 13 shall contain such other provisions as the Administrator shall deem advisable, including but not limited to any restrictions on the exercise of the Stock Appreciation Right which may be necessary to comply with Rule 16b-3.

SECTION 14.
RECAPITALIZATION, EXCHANGE, LIQUIDATION, OR CHANGE OF CONTROL

(a) *In General.* In the event of an increase or decrease in the number of shares of Common Stock resulting from a stock dividend, stock split, reverse split, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company, other than due to conversion of the convertible securities of the Company, the Administrator may, in its sole discretion, adjust the class and number of shares of stock reserved under Section 6 of this Plan, the class and number of shares of stock covered by each outstanding Award, and, if and as applicable, the exercise price per share of each outstanding Award to reflect such change. Additional shares which may become covered by the Award pursuant to such adjustment shall be subject to the same restrictions as are applicable to the shares with respect to which the adjustment relates.

(b) *Liquidation.* Unless otherwise provided in the Agreement evidencing an Award, in the event of a dissolution or liquidation of the Company, the Administrator may provide for one or both of the following:

(i) the acceleration of the exercisability of any or all outstanding Options or Stock Appreciation Rights, the vesting and payment of any or all Performance Awards or Restricted Stock Unit Awards, or the lapsing of the risks of forfeiture on any or all Restricted Stock Awards; provided, however, that no such acceleration, vesting or payment shall occur if the acceleration, vesting or payment would violate the requirements of Code Section 409A; or

(ii) the complete termination of this Plan and the cancellation of any or all Awards (or portions thereof) which have not been exercised, have not vested, or remain subject to risks of forfeiture, as applicable, in each case immediately prior to the completion of such a dissolution or liquidation.

(c) *Change of Control.* In the event of a Change of Control, each outstanding Award will fully vest and each Participant will have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Common Stock as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock Awards will lapse, and, with respect to Restricted Stock Unit Awards, Stock Appreciation Rights and Performance Awards, all Performance Objectives or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, the Administrator will notify the holders of any Option or Stock Appreciation Right, in writing or electronically, that their awards will be fully vested and exercisable for a period of time determined by the Administrator, in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

In the event that Participant receives any Change in Control Payment which would constitute a "parachute payment" for purposes of Code Section 280G or any successor provision and the regulations thereunder, Participant shall either, in his or her discretion: (a) receive only the Change of Control Payment in the amount so that it is not deemed a "parachute payment" for purposes of Code Section 280G or (b) receive all of the Change of Control Payment and be responsible, without any responsibility to the Company, to pay any and all taxes on any and all portions of the Change of Control Payment which is deemed to be a "parachute payment" pursuant to Code Section 280G.

SECTION 15.
NON-TRANSFERABILITY

Except as expressly provided in this Plan or an Agreement, no Award shall be transferable by the Participant, in whole or in part, other than by will or by the laws of descent and distribution. If the Participant shall attempt any transfer of any Award, such transfer shall be void and the Award shall terminate.

Notwithstanding anything in this Section 15 to the contrary, Non-Qualified Stock Options shall be transferable, in whole or in part, by the Participant by will or by the laws of descent and distribution. In addition, the Administrator may, in its sole discretion, permit the Participant to transfer any or all Nonqualified Stock Option to any member of the Participant's "immediate family" as such term is defined in Rule 16a-1(e) of the Exchange Act, or any successor provision, or to one or more trusts whose beneficiaries are members of such Participant's "immediate family" or partnerships in which such family members are the only partners; provided, however, that the Participant cannot receive any consideration for the transfer and such transferred Nonqualified Stock Option shall continue to be subject to the same terms and conditions as were applicable to such Nonqualified Stock Option immediately prior to its transfer.

SECTION 16.
INVESTMENT PURPOSE AND SECURITIES COMPLIANCE

No shares of Common Stock shall be issued pursuant to the Plan unless and until there has been compliance, in the opinion of Company's counsel, with all applicable legal requirements, including without limitation, those relating to securities laws and stock exchange listing requirements. As a condition to the issuance of Common Stock to Participant, the Administrator may require Participant to (a) represent that the shares of Common Stock are being acquired for investment and not resale and to make such other representations as the Administrator shall deem necessary or appropriate to qualify the issuance of the shares as exempt from the Securities Act of 1933 and any other applicable securities laws, and (b) represent that Participant shall not dispose of the shares of Common Stock in violation of the Securities Act of 1933 or any other applicable securities laws.

As a further condition to the grant of any Option or the issuance of Common Stock to a Participant, the Participant agrees to the following:

(a) In the event the Company advises the Participant that it plans an underwritten public offering of its Common Stock in compliance with the Securities Act of 1933, as amended, the Participant will execute any lock-up agreement the Company and the underwriter(s) deem necessary or appropriate, in their sole discretion, in connection with such public offering.

(b) In the event the Company makes any public offering of its securities and determines in its sole discretion that it is necessary to reduce the number of outstanding Awards so as to comply with any state's securities or Blue Sky law limitations with respect thereto, the Board of Directors of the

Company shall have the right (i) to accelerate the exercisability of any Award and the date on which such Award must be exercised or remove the risks of forfeiture to which the Award is subject, provided that the Company gives Participant prior written notice of such acceleration or removal, and (ii) to cancel any outstanding Awards (or portions thereof) which Participant does not exercise prior to or contemporaneously with such public offering.

(c) In the event of a Change of Control, Participant will comply with Rule 145 of the Securities Act of 1933 and any other restrictions imposed under other applicable legal or accounting principles if Participant is an "affiliate" (as defined in such applicable legal and accounting principles) at the time of the Change of Control, and Participant will execute any documents necessary to ensure compliance with such rules.

The Company reserves the right to place a legend on any stock certificate (or a notation on any book entry shares permitted by the Administrator) issued in connection with an Award pursuant to the Plan to assure compliance with this Section 16.

The Company shall not be required to register or maintain the registration of the Plan, any Award, or any Common Stock issued or issuable pursuant to the Plan under the Securities Act of 1933 or any other applicable securities laws. If the Company is unable to obtain the authority that the Company or its counsel deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall not be liable for the failure to issue and sell Common Stock upon the exercise, vesting, or lapse of restrictions of forfeiture of an Award unless and until such authority is obtained. A Participant shall not be eligible for the grant of an Award or the issuance of Common Stock pursuant to an Award if such grant or issuance would violate any applicable securities law.

SECTION 17.
AMENDMENT OF THE PLAN

The Board may from time to time, insofar as permitted by law, suspend or discontinue the Plan or revise or amend it in any respect; provided, however, that no such suspension, termination, revision, or amendment, except as is authorized in Section 14, shall impair the terms and conditions of any Award which is outstanding on the date of such suspension, termination, revision, or amendment to the material detriment of the Participant without the consent of the Participant. Notwithstanding the foregoing, except as provided in Section 14 of this Plan, to the extent required by applicable law or regulation, the Board may not, without shareholder approval, revise or amend the Plan (i) to materially increase the number of shares subject to the Plan, (ii) to change the designation of Participants, including the class of Employees, eligible to receive Awards, (iii) to decrease the price at which Options or Stock Appreciation Rights may be granted, (iv) to materially increase the benefits accruing to Participants under the Plan, or (v) in any manner that will cause Incentive Stock Options to fail to meet the requirements of Code Section 422.

To the extent applicable, this Plan and all Agreements shall be interpreted in accordance with the requirements of Code Sections 409A and 422 and the regulations, notices, and other guidance of general applicability issued thereunder. Furthermore, notwithstanding anything in the Plan or any Agreement to the contrary, the Board may amend the Plan or Agreement to the extent necessary or desirable to comply with such requirements without the consent of the Participant.

SECTION 18.
NO OBLIGATION TO EXERCISE OPTION;
NO EMPLOYMENT OR OTHER SERVICE RIGHTS

The granting of an Option or Stock Appreciation Right shall impose no obligation upon the Participant to exercise such Option or Stock Appreciation Right. Further, the granting of an Award hereunder shall not impose upon the Company or any Affiliate any obligation to retain the Participant in its employ or service for any period.

SECTION 19.
MISCELLANEOUS

(a) *Issuance of Shares.* The Company is not required to issue or remove restrictions on shares of Common Stock granted pursuant to the Plan until the Administrator determines that: (i) all conditions of the Award have been satisfied, (ii) all legal matters in connection with the issuance have been satisfied, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator may consider appropriate, in its sole discretion, to satisfy the requirements of any applicable law or regulation.

(b) *Choice of Law.* The law of the state of Minnesota shall govern all questions concerning the construction, validity, and interpretation of this Plan, without regard to that state's conflict of laws rules.

(c) *Severability.* In the event that any provision of this Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining provisions of this Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(d) *No Duty to Notify.* The Company shall have no duty or obligation to any Participant to advise such Participant as to the time and manner of exercising an Award or as to the pending termination or expiration of such Award. In addition, the Company has no duty or obligation to minimize the tax consequence of an Award to the Participant.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

KIPS BAY MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-35080**	**20-8947689**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3405 Annapolis Lane North, Suite 200 Minneapolis, Minnesota	**55447**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(763) 235-3540**

Securities Registered Pursuant to Section 12(b) of the Act: **Common Stock, $0.01 par value**

Name of Each Exchange on Which Registered: **The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $3,991,000.

As of March 22, 2013, there were 26,866,079 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2013 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this report.

(This page has been left blank intentionally.)

Table of Contents

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

Overview

We were incorporated in the state of Delaware on May 1, 2007. We are a medical device company focused on developing, manufacturing and commercializing our external saphenous vein support technology, or eSVS Mesh for use in coronary artery bypass surgery ("CABG") surgery. Our eSVS Mesh is a nitinol mesh sleeve that, when placed on the outside of a saphenous vein graft ("SVG" or "vein graft") during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. CABG is one of the most commonly performed cardiac surgeries in the world. According to the Cleveland Clinic, each year, over 800,000 CABG surgeries are performed worldwide.

In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries. The effectiveness of the procedure, however, is often limited by the failure rate of SVGs, which has been shown in various studies to range from 7% to 26% one year after surgery and 39% ten years after surgery. Failure of these grafts, typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to the need for further coronary interventions up to and including additional CABG procedures. We believe the use of our eSVS Mesh with SVGs in CABG surgery can improve the long-term outcomes of CABG procedures by preventing the expansion, or dilation, of the SVG and preventing the resulting injury in order to maintain the openness, or patency, of and improving blood flow through the SVG. The result would be a reduced need for costly, potentially complicated reoperations or revascularization procedures and an improved patient quality of life.

Our eSVS Mesh is placed on the outside of the SVG during CABG surgery and is designed to mildly constrict the vein and prevent expansion of the vein graft and resulting injury caused by the increased pressure. The constriction of the vein graft also causes the inside diameter, or lumen, of the graft to more closely match the inside diameter of the target coronary artery to which it is attached, thereby reducing blood flow disruption. Our eSVS Mesh is designed for quick deployment and is compatible with most current CABG surgery practices, including off-pump CABG, on-pump CABG and other less invasive methodologies.

Physicians and patients may select among a variety of treatments to address coronary artery disease ("CAD") including pharmaceutical therapy, balloon angioplasty, stenting with bare metal or drug-eluting stents, and CABG procedures, with the selection often depending upon the health of the individual patient, the stage of the disease and the presence of comorbidities such as valvular disease or heart failure, etc. *The Synergy Between Percutaneous Coronary Intervention with Taxus and Cardiac Surgery* ("SYNTAX") study, comparing CABG and implantation of drug-eluting stents, found that CABG is the more effective long-term treatment for complex CAD. In moderate and high risk patients with CAD in the left main coronary artery or in three or more coronary arteries, CABG surgery achieves the best long-term patient outcomes as measured by the composite rate of survival, myocardial infarction (heart attack), stroke or the need for re-intervention one to five years after surgery. Moreover, patients with severe and multi- vessel coronary artery disease often cannot be effectively treated with methods other than CABG. The prevalence of CAD and the success rates for CABG procedures versus other treatments for CAD has made CABG surgery one of the most commonly performed cardiac surgeries in the United States. It is generally accepted that the increased incidence and prevalence of diabetes, obesity, combined with aging populations and other environmental factors will mean that the pool of patients eligible for CABG surgery will continue to endure into the future.

According to results published in the European Journal of Cardio-Thoracic Surgery in 2009, each CABG procedure involves an average of 3.3 bypass grafts. In CABG procedures, the left internal mammary artery ("LIMA") is most commonly used to bypass the left anterior descending artery ("LAD"), and saphenous veins are used for any remaining grafts. SVGs fail more frequently than LIMA grafts due to differences in structure and size of SVGs as compared to LIMA grafts. Unlike the LIMA, which is a thick-walled artery intended to handle the high pressure blood flow from the heart, saphenous veins are thin-walled vessels that are intended for the low-pressure venous environment. Saphenous veins are also typically larger in diameter than the coronary arteries to which they are attached and this difference in size disrupts blood flow, adding stress to the vessel wall and increasing the risk of thrombosis, or blood clotting. When the vein grafts used to bypass a blocked artery are exposed to the high pressure of arterial flow, there is significant stress on the thin wall of the veins. The vein responds to this injury by causing its inner walls to thicken, decreasing the inner diameter of the vein graft and often leading to failure of the vein graft.

We are currently conducting a feasibility trial in the United States and Europe. This trial is a multi-center, randomized study of external saphenous vein support using our eSVS Mesh in CABG Surgery and is titled the "*eMESH I*" trial. The objective of this trial is to demonstrate the initial safety and performance of our eSVS Mesh for use as an external SVG support device during coronary artery bypass procedures. We expect to enroll up to 120 patients at eight European and four U.S. sites and further expect to use the data from this study as the basis for the filing of a request for an investigational device exemption ("IDE") to perform a larger pivotal study which is required to demonstrate clinical effectiveness and safety to support a request for approval to sell our eSVS Mesh in the United States. Enrollments in this trial commenced in late August 2012 at the Bern University Hospital, Bern, Switzerland and in February 2013 at the Northeast Georgia Medical Center in Gainesville, Georgia. The primary safety endpoint is the 30 day rate of MACE, defined as the rate of the composite of total mortality, myocardial infarction (heart attack), and/or coronary target vessel revascularization (percutaneous coronary intervention or CABG) within 30 days of the procedure. The eSVS Mesh performance will be evaluated based upon the angiographic patency rate of the enrolled grafts, where patency is defined as less than 50% stenosis, or blockage, of the SVG at six months after surgery. We are currently working through the internal review and approval process with a number of leading cardiac centers in Europe and the United States to expand the total number of research sites to 12. As of March 1, 2013, six sites have received ethics committee approval and are actively recruiting patients for this study.

On November 8, 2012, we announced that the U.S. Food and Drug Administration ("FDA") had approved with conditions our IDE to include four U.S. study sites in the *eMESH I* clinical feasibility trial of our eSVS Mesh. In its approval, the FDA also indicated that it was allowing a staged enrollment within the United States starting with five patients. In January 2013 the FDA expanded their approval to allow for 15 patients. We are required to provide six-month follow-up angiogram data for five U.S. patients or, alternatively, a combination of 10 patients from inside and outside the United States, for the FDA to review. If the FDA determines that these angiograms are acceptable, we expect to receive the approval from the FDA to enroll the remaining 35 U.S. patients initially requested by us.

On March 7, 2013, in response to additional information we provided to the FDA, the FDA notified us that we had satisfactorily addressed the conditions indicated by the FDA in the their November 8, 2012 approval noted above.

Upon completion of this study, we expect to request an IDE for a pivotal study in the U.S. However, we could be delayed by adverse clinical results or regulatory complications, and we may never receive an IDE for a pivotal study or U.S. marketing approval.

In November 2011, we commenced enrollments in our first post-market study intended to support our international reimbursement and marketing activities with a clinical evaluation of the short-term (three to six months) and long-term (two years) post-implant patency of our eSVS Mesh in the treatment of SVGs used in CABG, as compared with prospective SVG CABG without our eSVS Mesh. We originally intended to enroll up to 200 patients in this post-market study. The bulk of the sites for this study were in Germany. German law requires that studies involving ionizing radiographic imaging, such as an angiogram, must receive approval from the Federal Office for Radiation Protection, or Bundesamt für Strahlenschtz (BfS), a branch of the German government. While we have been actively pursuing this approval, we are unable to determine when such an approval will be obtained, if at all. As a result, we have discontinued our efforts in pursuing this post-market study so that our attention and resources can be focused on our *eMESH I* feasibility trial.

In April 2012, we commenced enrollments in our second post-market study being performed at the University Hospital Basel, Clinic for Cardiac Surgery, in Basel, Switzerland. This study design is similar to our first post-market study except that patient follow-up will be more frequent (30 days, and six, 12 and 24 months after CABG) and graft patency will be evaluated with coronary angiograms performed at both the six and 24 month follow-up visits. We originally expected this study to enroll up to 100 patients. In focusing our resources on our *eMESH I* feasibility trial, we plan to limit enrollment in this study to 20 patients and expect enrollment to complete by June 2013.

We received our CE Mark in May 2010 based on data from angiographic studies nine to 12 months following surgery of the first 42 patients in the trial to complete such follow-up studies. Analysis of this data from these 42 patients showed that the patency of vessels treated with our eSVS Mesh was non-inferior to the patency of untreated saphenous vein bypass vessels. The final results of the trial, which included angiographic data for 73 patients, differed from the results for the first 42 patients and were inconclusive as to whether the patency of eSVS Mesh treated vessels was non-inferior to untreated vessels. Because our CE Mark submission was made pursuant to a protocol accepted by all participating clinical study sites and their respective Competent Authorities (government or government-appointed agencies in charge of approving medical device clinical studies prior to enrollment in such a study), and device and procedure safety have been demonstrated (no increase in adverse events as compared to published literature for CABG surgery), the final results do not impact the status or validity of our CE Mark. We began marketing and commenced shipments of our eSVS Mesh in select European Union markets in June 2010 and in the United Arab Emirates in October 2010. Our primary markets continue to be in select European countries and the United Arab Emirates.

See "Clinical Development of our eSVS Mesh" below for additional information.

Our Strategy

Our objective is to achieve significant market adoption of our eSVS Mesh technology in CABG and other vascular applications. Key elements of our strategy to achieve this objective include the following:

- *Partner with Leading Medical Centers and Thought Leaders in the Industry.* We are working with respected medical centers and key thought leaders to demonstrate and communicate the potential benefits of our eSVS Mesh. We are currently conducting the *eMESH I* clinical feasibility trial in Europe and the United States for the FDA. The data from this feasibility trial is intended to support our receipt of an IDE from the FDA to conduct a pivotal study for marketing approval in the U.S. We believe that it will be important to increase the awareness of our eSVS Mesh by collaborating with key opinion leaders at leading academic and medical institutions and supporting post-approval marketing studies outside of the U.S., and publication of peer-reviewed articles. We believe that we have formed strong relationships with surgeons at a growing number of University-based and private cardiovascular surgery centers.
- *Commercialize our eSVS Mesh in select European and other International markets.* We received CE Mark approval for our eSVS Mesh in May 2010. The CE Mark allows us to sell our eSVS

Mesh for use in CABG procedures in 32 countries within the European Union, the European Economic Area, and the European Free Trade Association. We began marketing and commenced shipments of our eSVS Mesh in select European markets in June 2010 and in the United Arab Emirates in October 2010. Since we received our CE Mark in May 2010, we estimate that there have been in excess of 450 implants of our eSVS Mesh. We have engaged independent distributors for the United Arab Emirates and a number of European countries, including Switzerland, Italy, Spain, Belgium, the Netherlands, Luxembourg, Ireland, Greece, Denmark, Sweden, Norway, Turkey, Germany and France. We believe that we have engaged independent distributors experienced in their respective European markets to promote and sell our eSVS Mesh. Concurrent with this effort, we have also engaged independent distributors in non-European countries and have commenced activities to seek regulatory approval to begin marketing in other international markets.

- *Obtain regulatory approval and commercialize our eSVS Mesh in the United States.* We are currently conducting our *eMESH I* clinical feasibility trial in the United States and Europe. This trial is based upon a study protocol that incorporates guidance and requirements provided to us by the FDA in November 2011. At that time, we began the process of identifying study sites and working through the ethics committee review and approval process at several widely respected medical centers in Europe. Enrollments in this trial commenced in Europe in August 2012 at the Bern University Hospital, Bern, Switzerland. Enrollments began in the United States in February 2013 at the Northeast Georgia Medical Center in Gainesville, Georgia. Upon completion of the *eMESH I* feasibility trial, we expect to request an IDE for a pivotal study. In the United States, a pivotal study is required to develop the clinical data necessary to support an application for premarket approval ("PMA") from the FDA. If we receive the necessary regulatory approval, we plan to commercially introduce our eSVS Mesh in the United States through a combination of direct sales employees and independent distributors with access to key CABG centers and key physicians. However, we could be delayed by adverse clinical results or regulatory complications, and we may never receive U.S. marketing approval.

CABG Surgery

Coronary artery bypass grafting involves the construction of an alternative path to bypass a narrowed or occluded coronary artery and restore blood flow from the aorta to an area past the blockage. This procedure is generally accomplished by harvesting and using saphenous veins from the patient's leg and the LIMA from the chest wall as bypass grafts. Most commonly, the LIMA is utilized for bypassing blockages in the left anterior descending artery ("LAD") of the heart, while saphenous veins are utilized for bypassing blockages in other coronary arteries.

For SVGs, one end of the harvested vessel is generally attached to the aorta for blood inflow, and the opposite end is attached to the target coronary vessel. If a mammary artery is used as the bypass graft, it must be dissected from the chest wall, leaving one end in place near the aorta, while the opposite end is attached to the target vessel, providing blood flow from the arterial circulation. Once in place, these grafts provide blood flow to bypass the narrowed or occluded portion of the coronary artery. The following diagram illustrates the use of the left internal mammary artery graft and SVGs in CABG surgery:


Aorta
Internal Mammary
Artery Graft
Saphenous
Vein Graft
LAD

Current Disadvantages of Saphenous Vein Grafts

Since its first successful use in the 1960's, the SVG has been and continues to be one of the most commonly used conduits in CABG surgery. Some of the main advantages of using the saphenous vein include its ease of accessibility, its ease of handling, and the number of grafts, typically three, that can be constructed from a single vein. Despite these advantages and the widespread use of saphenous veins in CABG surgery, several issues have been identified, such as:

- Pressure normally exerted on veins is much lower than the pressure on arteries. Arterial pressure is normally 80-120 mm Hg while central venous pressure is normally about 3-7 mm Hg.
- Veins do not have the strong muscular wall seen in arteries. Therefore, when placed under higher arterial pressures, the veins typically dilate, or expand.
- Veins have large lumens as compared to arteries, resulting in a mismatch of lumen diameters when an SVG is connected to a coronary artery. This size mismatch may result in slow, sluggish blood flow in the vein graft with more stress placed on the wall of the vein due to blood volume.

The higher pressure of arterial blood flow and the size mismatch that results when a saphenous vein is used as a graft in CABG surgery often cause the vein to expand, damaging the lining of the vein. The vein responds to this damage by causing its walls to thicken in a manner that often leads to failure of the bypass graft. Smooth muscle cells proliferate in the middle layer of the vein wall and migrate to the inner surface of the vein in a process known as neointimal hyperplasia. The resulting accumulation of activated smooth muscle cells secrete inflammatory and growth factors leading to a stenotic build-up, or constriction and narrowing of the graft, and graft failure over time. The failure rate of SVGs in CABG procedures is well documented in the scientific literature. A sampling of data from some of the larger benchmark studies is provided below:

Saphenous Vein Graft Failure Rates

		1 Year		5 Year*		10 Year*	
Year	**Author**	**Number of Patients**	**Failure Rate**	**Number of Patients**	**Failure Rate**	**Number of Patients**	**Failure Rate**
1984	Barner, et al.	248	7%	112	26%	—	—
1996	Fitzgibbon, et al.	3,993	19%	1978	25%	—	—
2004	Goldman, et al.	660	8%	336	25%	368	39%
2005	Alexander	2,000	26%	—	—	—	—
2009	Puskas, et al.	183	18%	—	—	—	—

* Five and ten year data is not available for those studies for which data is not presented in these columns.

Failure of these grafts typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to chest pain or angina, congestive heart failure, irregular heartbeat, myocardial infarction, revascularization or death. A repeat of a CABG procedure to repair a failing or failed graft is a technically more difficult procedure with mortality rates three to five times higher than the original CABG procedure.

eSVS Mesh—Our Solution

Our eSVS Mesh is designed to address the limitations of unsupported SVGs by providing the vein graft with physical attributes similar to those of an artery. Our eSVS Mesh is designed to strengthen the SVG, thereby preventing expansion of the vein graft and resulting injury due to increased pressure. Our eSVS Mesh is a highly flexible, semi-compliant, kink-resistant, extra-vascular tubular prosthesis made of knitted nickel/titanium, or nitinol, wire mesh. Our eSVS Mesh is designed to be fitted like a sleeve on the outside of the vein grafts.

An artery has a thick muscular wall to handle higher pressures, and a relatively small lumen that produces higher blood velocities, offering less chance for blood to pool and clot. In contrast, a vein has a thinner, less muscular wall due to the lower pressures normally found in veins and a larger lumen designed to maintain these lower pressures. We believe that larger, thinner-walled veins will have greater potential benefit from our eSVS Mesh.

Our eSVS Mesh is designed to provide the vein graft with physiological attributes similar to those of an artery by reducing the lumen diameter and strengthening the vessel wall. We believe the key benefits of our eSVS Mesh technology include:

- Structural Support to Strengthen SVG. Structural support provided by our eSVS Mesh is designed to inhibit vessel expansion and the resulting damage to the vessel when it is exposed to the significantly higher arterial pressures, which can prevent a thickening of the vessel wall over time, or neointimal hyperplasia, and resulting graft failure.

- Innovative Design. Our eSVS Mesh is designed to pulse, or "comply," as blood flows through the SVG in a manner similar to the typical compliance of an artery.
- Improved Blood Flow. Our eSVS Mesh is designed to reduce the diameter of the SVG. We refer to this as radial constriction. Radial constriction helps to insure that the inside diameter of the graft, or lumen, will be more consistent in size and more closely match the inside diameter of the target coronary artery to which it is attached, thereby increasing blood flow velocities and reducing the potential for clot formation.
- Compatibility with Current CABG Procedures. We believe that our eSVS Mesh is compatible with current CABG procedures, including on-pump or off-pump procedures, robotically assisted CABG and open or endoscopic saphenous vein harvest methods. Except for the placement of our eSVS Mesh on the SVG, the surgical steps to use an SVG with our eSVS Mesh are the same as would be performed for any coronary artery bypass procedure utilizing unsupported SVGs. We do not expect, nor have we seen, a significant increase in CABG procedure time due to eSVS Mesh use.

Our eSVS Mesh technology consists of the following:

eSVS Mesh (25 cm length, and either 3.5, 4.0, or 4.5 mm in diameter);



INTRODUCER for use in placing our eSVS Mesh on the saphenous vein (one for each diameter of our eSVS Mesh);



SUTURE SNARE for use in loading our eSVS Mesh onto the saphenous vein; and



SIZING TOOL for use in choosing the correct device size based on saphenous vein diameter.


Kips Bay Medical
Ø
3.5
4.0
4.5
2x
wall

Clinical Development of our eSVS Mesh

Feasibility Study for the FDA

We are currently conducting a feasibility trial in the United States and Europe. This trial is a multi-center, randomized study of external saphenous vein support using our eSVS Mesh in CABG Surgery and is titled the "*eMESH I*" trial. The objective of this trial is to demonstrate the initial safety and performance of our eSVS Mesh for use as an external SVG support device during coronary artery bypass procedures. We expect to enroll up to 120 patients at eight European and four U.S. sites and further expect to use the data from this study as the basis for the filing of a request for an investigational device exemption ("IDE") to perform a pivotal trial in the United States and Europe. Enrollments in this trial commenced in Europe in late August 2012 at the Bern University Hospital, Bern, Switzerland and in the United States in February 2013 at the Northeast Georgia Medical Center in Gainesville, Georgia. The primary safety endpoint is the 30 day rate of MACE, defined as the rate of the composite of total mortality, myocardial infarction (heart attack), and/or coronary target vessel revascularization (percutaneous coronary intervention or CABG) within 30 days of the procedure. The eSVS Mesh performance will be evaluated based upon the angiographic patency rate of the enrolled grafts, where patency is defined as less than 50% stenosis, or blockage, of the SVG at six months after surgery. We are currently working through the internal review and approval process with a number of leading cardiac centers in Europe and the United States to expand the total number of research sites to 12. As of March 1, 2013, six sites have received ethics committee approval and are actively recruiting patients for this study.

The protocol for this trial was reviewed by the FDA and incorporates specific guidance provided by the FDA. As part of this trial, each patient will be required to have two qualifying SVGs to be enrolled in the trial. Additional SVGs are allowed but will not be included in the trial evaluation. Each patient will serve as his or her own control, meaning that each trial subject will be implanted with one SVG treated with our eSVS Mesh and one untreated SVG. The two SVGs must be pre-specified during the procedure and the graft treated with our eSVS Mesh will be randomized to either the right coronary artery or the left circumflex artery system.

Patients will be followed through hospital discharge, with additional follow-up visits at 30 days, three months, six months, one year and yearly thereafter through five years. Enrollment is expected to take between nine and 12 months to complete. Results through the six month follow-up visit will be submitted to the FDA as part of an application for an IDE to conduct a pivotal trial in the United States.

European Post-Market Studies

In November 2011, we commenced enrollments in our first post-market study intended to support our international reimbursement and marketing activities with a clinical evaluation of the short-term (three to six months) and long-term (two years) post-implant patency of our eSVS Mesh in the treatment of SVGs used in CABG, as compared with prospective SVG CABG without our eSVS Mesh. We originally intended to enroll up to 200 patients in this post-market study. The bulk of the sites for this study were in Germany. German law requires that studies involving ionizing radiographic imaging, such as an angiogram, must receive approval from the Federal Office for Radiation Protection, or Bundesamt für Strahlenschtz (BfS), a branch of the German government. While we have been actively pursuing this approval, we are unable to determine when such an approval will be obtained, if at all. As a result, we have discontinued our efforts in pursuing this post-market study so that our resources can be focused on our *eMESH I* feasibility trial.

In April 2012, we commenced enrollments in our second post-market study being performed at the University Hospital Basel, Clinic for Cardiac Surgery, in Basel, Switzerland. This study design is similar to our first post-market study except that patient follow-up will be more frequent (30 days, and six, 12 and 24 months after CABG) and graft patency will be evaluated with coronary angiograms performed at both the six and 24 month follow-up visits. We originally expected this study to enroll up to 100 patients. In focusing our resources on our *eMESH I* feasibility trial, we plan to limit enrollment in this study to 20 patients and expect enrollment to complete by June 2013.

CE Mark and International Human Clinical Trial

We received CE Mark approval in May 2010 based upon our international human clinical trial. We began marketing and commenced shipments of our eSVS Mesh in select European markets in June 2010. We sell our eSVS Mesh to distributors who, in turn, sell to hospitals and clinics.

The first human clinical trial of our eSVS Mesh was a non-inferiority trial where each patient was randomized to receive an SVG with our eSVS Mesh to bypass either the right coronary artery or the left circumflex artery, two arteries commonly bypassed during CABG. The bypassed artery not chosen to receive our eSVS Mesh served as the control and received a standard SVG. To ensure Good Clinical Practices compliance, outside resources were utilized for data collection and analysis, including a contract research organization ("CRO") for data entry and verification, a physician clinical events committee for the review and evaluation of adverse events, and an angiographic core lab for assessment of SVG patency.

Seven international centers enrolled 90 patients in this trial. Enrollment in this trial closed on July 21, 2009.

The international sites involved in this trial, and the number of patients enrolled at each site, is provided below:

Center Name	Number of Patients Enrolled
Schleswig-Holstein University Hospital, Kiel, Germany	25
National University Hospital, Singapore	21
University Of Cape Town, Cape Town, South Africa	20
Hospital Regional De Sion, Sion, Switzerland	9
Auckland City Hospital, Auckland, New Zealand	8
Hospital Universitario 12 de Octubre, Madrid, Spain	5
Prince Charles Hospital, Brisbane, Australia	2
Total	90

In this trial, our goal was to demonstrate that the use of our eSVS Mesh results in no more major adverse cardiac and cerebral events, or MACCE, than standard CABG surgery. The primary safety endpoint of this trial was statistical non-inferiority based on the total rate of MACCE at 30-days post-implant as compared to published literature. MACCE is a composite of the following:

- myocardial infarction, or heart attack;
- stroke;
- revascularization due to blocked vein grafts, including surgery or stenting; and
- death.

In summary, there were four adverse events that met the protocol definition of MACCE, which compared favorably to the compilation of published literature that presented 30-day post-implant MACCE rates for CABG surgery patients, separating the MACCE category into the composite factors listed above.

A table summarizing these results is shown below:

	Trial Data	Published Literature
Myocardial infarction	2(2.2)%	2.8%
Stroke	2(2.2)%	1.8%
Revascularization	0%	0%
Death*	0%	4.8%
Total	4(4.4)%	9.4%

* One patient death eight months after surgery due to non-cardiac causes

The primary effectiveness endpoint of this trial was statistical non-inferiority of angiographic stenosis, or patency, of eSVS Mesh vessels as compared to control vessels at nine to 12 months post-implant. A vessel was considered to be patent if there was less than 50% stenosis. The data from the first 42 patients demonstrated statistical non-inferiority and was the basis for the granting of a CE Mark approval for the eSVS Mesh. However, when the data from the remaining 31 patients was obtained, the combined results were inconclusive regarding the effectiveness of the eSVS Mesh primarily due to the following two factors:

- One center had implant methods incompatible with our eSVS Mesh. Specifically, this center had issues with failure of the proximal anastomotic site, resulting in graft closure. We have modified our instructions for use to provide clear direction to surgeons on how to make the proximal anastomotic site when using our eSVS Mesh.
- The amount of downsizing in the diameter of the SVGs prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in SVGs utilizing the eSVS Mesh, particularly when our smallest device, 3.0 millimeters, was used. This resulted in lumen diameters that were very small and did not remain patent. We have modified our instructions for use and sizing tool to decrease the amount of downsizing applied to SVGs by our eSVS Mesh and discontinued the 3.0 millimeter size of our eSVS Mesh.

Of the 90 patients participating in the study, 73 patients returned for angiographic studies nine to 12 months following their implant. In the full group, 49% (36 of 73) of the eSVS Mesh vessels were patent and 81% (59 of 73) of the untreated vessels were patent. If, however, we exclude eSVS Mesh grafts implanted at the center with the incompatible treatment methods and grafts treated with our 3.0 millimeter eSVS Mesh, which was discontinued after this study, at nine to 12 months following the implant, 73% (24 of 33) of the eSVS Mesh vessels were patent and 81% (59 of 73) of the untreated vessels were patent. The data from the first 42 patients in this trial formed the basis for our CE Mark application, which we submitted in February 2010 and for which we received approval in May 2010. We began marketing and commenced shipments of our eSVS Mesh in select European Union markets in June 2010, in the United Arab Emirates in October 2010 and in Turkey in January 2011. The Notified Body, which oversees our CE Mark approval, has received and reviewed the combined results of this trial and we continue to provide them the required annual updates on the clinical use of our eSVS Mesh.

Pivotal Trial

We anticipate that the primary safety endpoint of a pivotal trial in the U.S. will be statistical non-inferiority of major adverse cardiac events ("MACE") at 30-days post-implant in patients with SVGs treated with our eSVS Mesh as compared with the reported total rate of MACE as published in prior CABG study reports. The primary effectiveness endpoint of this trial is expected to be statistical superiority of the patency of SVGs treated with our eSVS Mesh vessels as compared to untreated

SVG's at 12 months post-implant. This effectiveness endpoint is more rigorous than the effectiveness endpoint of our international trial, which was a non-inferiority comparison.

Until the requirements of the study are agreed to by the FDA, which includes the number of patients required, we cannot estimate the time required to complete enrollment on a pivotal study. However, prior to commercializing our eSVS Mesh in the United States, we will be required to submit a PMA application to the FDA which includes the final results from a pivotal study. Approval of a PMA by the FDA generally takes approximately one year from the time the application is submitted. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

Preclinical Testing

Preclinical trials of our eSVS Mesh technology have been presented in peer-reviewed journals, including The Journal of Thoracic and Cardiovascular Surgery in February 2008 and the Journal of Vascular Surgery in June 2009. Between 2002 and 2007, Medtronic, Inc. ("Medtronic") sponsored multiphase trials with the Cardiovascular Research Unit of the Christiaan Barnard Department of Cardiothoracic Surgery at the University of Cape Town in South Africa, or UCT, to evaluate the effects of various designs of external nitinol mesh sleeves on the vascular architecture of vein grafts used in CABG and peripheral bypass procedures. This multiphase research concluded that the use of our eSVS Mesh technology showed a statistically significant decrease in intimal hyperplasia after six months of implantation. In addition to these trials, Medtronic and UCT collaborated on stress, fatigue, durability, and finite element analysis of knitted eSVS Mesh designs.

In October 2007, we acquired ownership of the core intellectual property relating to our eSVS Mesh from Medtronic and initiated additional work on the technology. This work included developing additional sizes of our eSVS Mesh, completing required preclinical and biological testing of the product and accessories, developing packaging and labeling for our eSVS Mesh, and creating product documentation intended to comply with relevant FDA and international standards.

In addition, we initiated and completed a series of animal trials utilizing sheep to confirm that our eSVS Mesh, as manufactured by us, performed as expected, and produced the expected results. These animal trials showed a statistically significant inhibition of the formation of intimal hyperplasia when our eSVS Mesh was used with an SVG in CABG procedures. However, sheep arterial pressures and vasculature differ from humans, and human clinical studies may not be consistent with animal trial results.

In May 2012, we initiated an animal study utilizing sheep to demonstrate the compatibility of our eSVS Mesh with a synthetic sealant and to demonstrate the ability to perform sequential grafts with our eSVS Mesh. Sequential grafts in bypass surgery are those grafts in which one saphenous vein is connected to two target arteries. The intent of this study is to generate sufficient data to support our filing of a request, with our Notified Body, for an expansion of the product labeling for our eSVS Mesh currently approved under our CE Mark, to indicate that our eSVS Mesh is compatible with a synthetic sealant and with the performance of sequential bypass grafts.

Additional eSVS Mesh Applications

Additional development projects based on our eSVS Mesh technology that we may explore and advance include:

Peripheral Grafts

In this clinical application, SVGs are used to bypass obstructed arterial vessels in the legs. We have begun initial preclinical trials for this application, utilizing SVGs with our eSVS Mesh in place and have completed preliminary assessments of this procedure.

Coronary Allografts

In this clinical application, cadaver, or allograft, SVGs are used in CABG procedures for patients who do not have appropriate arterial or venous conduits. We have had discussions with suppliers of this allograft material to determine usage patterns.

Arteriovenous Fistula

In this clinical application, a fistula, or connection, is made between an artery and a vein, normally in the non-dominant arm, for circulatory system access in patients requiring chronic dialysis.

Synthetic Grafts

In this clinical application, our eSVS Mesh may provide a compliant, structural support to a graft made from synthetic or biological materials which allow for the optimization of the physical properties of the graft.

In light of and in response to developments with the FDA, our staff has been focused on advancing our clinical studies in Europe and developing the additional clinical information which the FDA has requested prior to allowing us to obtain an IDE approval for a U.S. clinical trial. As a result, we have not devoted substantial amounts of time to these development projects. We expect that our clinical trials, primarily our *eMESH I* feasibility trial, will remain our primary focus for 2013 and we will devote time to the further development of additional applications for the eSVS Mesh as schedules and priorities permit.

Sales and Marketing

Europe and Other International Markets

On May 13, 2010, we obtained the CE Mark for our eSVS Mesh. The CE Mark allows us to sell our eSVS Mesh for use in CABG procedures in 32 countries within the European Union, the European Economic Area, and the European Free Trade Association. We began marketing and commenced shipments of our eSVS Mesh in select European Union markets in June 2010. We have utilized independent distributors to commercialize our technology in Europe. We have entered into agreements with independent distributors for Switzerland, Italy, Spain, Belgium, the Netherlands, Luxembourg, Ireland, Greece, Denmark, Sweden, Norway, Turkey, Germany and France to conduct sales in these markets. We have also entered into an agreement and begun commercial sales with an independent distributor for the United Arab Emirates. These distribution agreements generally have terms of three years, restrict distributors from selling products competitive with our eSVS Mesh and grant exclusivity within a territory, which is generally limited to a single country. In addition, we may terminate the distributor's exclusivity or the entire agreement if the distributor fails to achieve agreed upon sales targets. These distributors are supported by our U.S.-based staff with regard to product and physician training and promotional materials.

We work with our distributors to drive clinical utilization in key centers within their respective territories. As the European cardiac surgery market is characterized by centralized, high-volume cardiac surgery centers, we believe this market can be effectively addressed through a small, highly-focused independent distributor network.

We are not aware of the establishment of any specific or supplemental reimbursements for our eSVS Mesh and we were recently denied a government-sponsored supplemental reimbursement in Germany for our eSVS Mesh for calendar year 2013. We have identified third parties that may be contracted to assist in obtaining country-specific product reimbursement where necessary. For example, in Germany we have engaged a German reimbursement consultant to assist us with the development and submission of an application for a new "OPS" code for reporting usage of the eSVS Mesh within the German health system. The OPS, if issued, could allow for the clinical use and cost of the eSVS Mesh to be captured and identified within the German reimbursement authorities, with the ultimate goal being a decision by the German health system to institute a new reimbursement code for the eSVS Mesh or adjust the existing reimbursement code for CABG surgery to cover the cost of the eSVS Mesh. We have undertaken similar actions in Switzerland. While other companies been successful in obtaining reimbursement codes using this approach, we may never receive such codes.

We are pursuing post-market clinical studies designed to validate both the short- and long-term outcomes of patients who receive our eSVS Mesh. Follow-up imaging studies will then be used to access patency rates of eSVS Mesh-treated SVGs as compared with SVGs not treated with the eSVS Mesh. We envision that the results of these studies will be presented at scientific meetings and presented in peer-reviewed journals, which we believe will increase the visibility and adoption of our eSVS Mesh. These studies will also be used to support applications for public hospital reimbursement in those countries that require outcomes data for such reimbursement.

We believe that the CE Mark will allow us to begin regulatory submissions to obtain marketing approval in other select markets, including South Africa, Canada, New Zealand and Argentina. These markets require the CE Mark to begin the submission process, per their current medical device regulatory requirements. In addition, we have begun the regulatory submission process for Hong Kong and Korea, and have entered into an agreement with an independent distributor for Singapore, Hong Kong, Thailand, Malaysia, Indonesia, the Philippines, Cambodia, Laos, Vietnam and Brunei.

United States

We intend to utilize a combination of direct sales employees and independent distributors to commercialize our eSVS Mesh in the U.S. We have identified and are in preliminary discussions with independent distributors that may be contracted to conduct sales, but we have not yet entered into any distribution agreements. We expect that these contracts will be on terms similar to those described above for our agreements with international distributors. These distributors will be supported by our staff with regard to training and promotional materials. We have identified outside reimbursement experts to assist in obtaining Centers for Medicare & Medicaid Services, or CMS, product reimbursement.

We are required to obtain a PMA approval from the FDA in order to market our eSVS Mesh in the United States. The timeline for obtaining such approval is subject to the requirements of the FDA. We may be delayed by adverse clinical results or regulatory complications, and we may never receive U.S. marketing approval.

Intellectual Property

As of March 1, 2013, we had nine issued patents covering the eSVS Mesh: five issued in the United States and one each issued in Japan, Europe, Canada and South Africa. The European patent has been validated and is enforceable in eight European countries. In addition, we have three patent applications pending in the United States and eight patent applications pending in countries outside the U.S.

Our issued patents and pending patent applications include claims directed towards, among other things, the knitted, resilient and compliant structure of our eSVS Mesh which is designed to provide structural support to inhibit vessel expansion and provide the vein graft with physiological attributes similar to those of an artery, and the surgical procedures relating to the delivery system design and implant deployment method for our eSVS Mesh.

Due to the indeterminate time frames in which patent examiners engage in prosecution and the uncertainty of how the examiners will respond to our pending patent applications, it is difficult to accurately predict when the prosecution of our currently pending patent applications will end. These pending patent applications may not issue as patents, or, if issued, may not issue in a form that is desirable or advantageous to us. Competitors can attempt to replicate some or all of the competitive advantages we derive from our eSVS Mesh or design around our technology, and they might be able to market products and use manufacturing processes that are substantially similar to ours, each of which we believe would be highly likely if we are able to achieve significant market acceptance of our eSVS Mesh.

In addition, third parties may assert that our eSVS Mesh infringes the claims in their patents or seek to expand their patent claims to cover aspects of our eSVS Mesh. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all, and we may be required to redesign our eSVS Mesh to avoid infringement.

The core intellectual property relating to our eSVS Mesh was sold to us by Medtronic pursuant to an Assignment and License Agreement dated October 9, 2007. Pursuant to the Assignment and License Agreement, Medtronic also sold to us intellectual property relating to a brushed ePTFE vascular graft, or the Brushed Graft Product. As consideration for the sale of intellectual property relating to the eSVS Mesh and the Brushed Graft Product and other rights granted by the Assignment and License Agreement, we have agreed to pay Medtronic an aggregate of $20.0 million upon the achievement of certain sales milestones relating to the eSVS Mesh and the Brushed Graft Product and a royalty of 4% on sales of our eSVS Mesh and the Brushed Graft Product. The royalty will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reach $100.0 million.

If we become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership or otherwise lose legal control of our business, any or all technology sold to us pursuant to our agreement with Medtronic, including potentially all of the core intellectual property and patent rights related to our eSVS Mesh, could revert to Medtronic, at Medtronic's discretion and upon notice by Medtronic. In addition, if we determine to cease commercializing our eSVS Mesh, Medtronic may cause the core intellectual property and patent rights related to our eSVS Mesh to revert to Medtronic.

Competition

The development and commercialization of medical devices to treat cardiovascular disease is a highly competitive industry. Physicians and patients may select among a variety of treatments to address coronary artery disease, including pharmaceutical therapy, balloon angioplasty, stenting with bare metal or drug-eluting stents, and CABG procedures, with the selection often depending upon the health of the patient and the severity of the disease. If physicians or their patients choose alternative treatments to CABG surgery due to the disadvantages of CABG surgery, such as the failure rate of CABG surgery, or if additional alternative treatments for cardiovascular disease are developed, there may be a decrease in the number of CABG surgery procedures. The American College of Cardiology/American Heart Association treatment guidelines indicate that CABG is beneficial and recommended to improve long-term survival in patients with CAD in their left main coronary artery or CAD in three or more coronary arteries.

Our eSVS Mesh is designed to improve the structural characteristics and long-term performance of vein grafts in CABG surgery. If our eSVS Mesh is proven to do so successfully, we believe physicians may more frequently choose to perform CABG surgery over alternative treatments. We expect the primary competition for our eSVS Mesh to be other products or techniques to improve the effectiveness of vein grafts in CABG surgery.

We are aware of three companies that have developed support devices to be used on the outside of SVGs. Vascular Graft Solutions, ("VGS"), an Israeli company, is developing a product called the Fluent expandable external support system which is designed to reduce vein graft failures in CABG surgery. VGS has recently concluded patient enrollment in its first in-human trial at three centers in the United Kingdom. According to information presented by one of its cardiac surgeon-investigators at a 2013 U.S. cardiac surgery conference, VGS estimates that they will complete data collection for their primary outcome measures in the second half of 2013. Alpha Research, a Swiss company, has developed a product known as the Biocompound Graft for use in coronary and peripheral bypass operations. The product is a stainless steel braided mesh, indicated for use in coronary or peripheral bypass with patients who have irregularly shaped veins. B. Braun, a German company, has developed a product known as ProVena for use in peripheral bypass operations. The product is a woven polymer mesh, indicated for use in peripheral artery bypass operations using vein grafts.

We believe that the VGS product will be a direct competitor to our eSVS Mesh if and when the results of their on-going clinical trial in the United Kingdom allow VGS to secure a CE Mark approval for their product.

We believe that the Alpha Research and B. Braun products are not currently direct competitors to our eSVS Mesh, and are not likely to become direct competitors in the near future, because the Biocompound Graft is intended for use only with irregularly shaped veins and the ProVena is intended for use with non-coronary procedures. However, it is possible that one or both of these companies, or other potential competitors, will seek approval to use these or similar devices for procedures with similar or identical indications for use as our eSVS Mesh.

The key competitive factors affecting the success of our eSVS Mesh are likely to be the effectiveness, safety profile and price of our eSVS Mesh, as compared to existing methods for CABG surgery. We believe a potential disadvantage associated with our eSVS Mesh is the possibility of allergic reaction to the implant materials. According to a July 2009 article in the Journal of Invasive Cardiology, nickel allergy after implantation of a nitinol-containing device is rare. This article described the rate of nickel allergy in cardiovascular implants to be between 0.002% and 0.02%. The article also stated that the patients with nickel allergy symptoms responded to medical management at the time of the reaction, did not require device explant, and no longer require medications for the reaction. In order to further safeguard against this rare occurrence, the eSVS Mesh instructions for use state that it is contraindicated for patients with a known allergy to nitinol. We believe another potential disadvantage associated with our eSVS Mesh is the possibility of damage to the saphenous vein during placement of our eSVS Mesh. If the physician does not select the proper size eSVS Mesh relative to the size of the vein, the saphenous vein may be damaged while placing our eSVS Mesh over the vein. For example, if too small an eSVS Mesh is chosen, there could be damage to the saphenous vein caused by stretching the vein while trying to place it inside our eSVS Mesh. We have provided specific directions in the eSVS Mesh instructions for use on how to properly size veins, place our eSVS Mesh and form the connection with the aorta. We provide a sizing tool with our eSVS Mesh to ensure proper vein sizing. The commercial success of our eSVS Mesh will depend upon the results of clinical trials of the technology and experience with the technology in the commercial marketplace.

If the commercialization of our eSVS Mesh technology is successful, we expect that other medical device companies, many of which are larger and have greater financial resources than we do, will seek to enter into this market by introducing competing technologies.

Manufacturing and Suppliers

We fabricate our eSVS Mesh both at our facility and at a contract manufacturer. We conduct final assembly and packaging inside a controlled environment area within our facility that satisfies the requirements of a Class 10,000 level clean room. We have implemented systems to ensure that our manufacturing operations comply with relevant United States and International Good Manufacturing Practices requirements.

We have vendors for all of our key components and outsourced processes. We have identified alternate suppliers for each key component and outsourced process; however, in some cases, components are provided by single source suppliers at this time due to quality considerations, costs, or regulatory requirements. We have established redundancy for custom equipment used in the manufacture of our eSVS Mesh. A third-party supplier performs sterilization services for our eSVS Mesh. We currently use four knitting machines that knit the mesh sleeve of our eSVS Mesh, with three located at our facility and the fourth located off-site. We believe that these four machines will produce sufficient quantities of our eSVS Mesh to meet our expected needs for the foreseeable future. In the event that one or all of our knitting machines were to become unavailable, we believe that we can obtain one or more replacement knitting machines, although the custom work required to enable the machines to produce our eSVS Mesh may result in some delays in our production process.

Research and Development

During 2010, 2011 and 2012, we incurred $2.5 million, $1.7 million and $2.5 million, respectively, of research and development expenses. Research and development costs include the costs to design, develop, test, seek approval for, and enhance our eSVS Mesh and production process. Expenses related to research and development consist primarily of personnel costs, including salaries, benefits and stock-based compensation, product development, pre-clinical and clinical trials, professional service fees, materials and supplies, and facilities-related costs. While our research and development expenses to date have been focused on product development and evaluating the feasibility of our eSVS Mesh, we expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical trials.

Employees

As of March 1, 2013, we had 13 employees. We plan to expand our research and development and commercialization activities. To support this growth, we may need to expand managerial, research and development and other functions. None of our employees is represented by a labor union, and we consider our relationship with our employees to be good.

Government Regulation

United States Medical Device Regulation

The Federal Food, Drug, and Cosmetic Act, or FDCA, and the FDA's implementing regulations, govern medical device design and development, preclinical and clinical testing, pre-market clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, and post-market surveillance. Medical devices and their manufacturers are also subject to inspection by the FDA. The FDCA, supplemented by other federal and state laws, also provides civil and criminal penalties for violations of its provisions. We intend to manufacture and market a medical device that is regulated by the FDA, comparable state agencies and regulatory bodies in other countries.

Our eSVS Mesh will require marketing authorization from the FDA prior to commercial distribution in the United States. The two primary types of FDA marketing authorization are pre-market notification (also called 510(k) clearance) and PMA. The type of marketing authorization applicable to a device—510(k) clearance or PMA—is generally linked to classification of the device. The PMA process is generally more stringent, time-consuming and expensive than the 510(k) clearance process.

The FDA classifies medical devices into one of three classes, Class I, Class II or Class III, based on the degree of risk the FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device's safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or Class II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, pre-market notification, and adherence to the FDA's current Good Manufacturing Practice requirements, as reflected in its Quality System Regulation, ("QSR"). Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls, and include life-sustaining, life-supporting, or implantable devices, and devices not "substantially equivalent" to a device that is already legally marketed.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA prior to commercial marketing. To obtain 510(k) clearance for a medical device, an applicant must submit a pre-market notification to the FDA demonstrating that the device is "substantially equivalent" to a predicate device legally marketed in the United States. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and (1) the same technological characteristics, or (2) has different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, will require a new 510(k) clearance or (if the device as modified is not substantially equivalent to a legally marketed predicate device) PMA. While the determination as to whether new authorization is needed is initially left to the manufacturer, the FDA may review this determination and evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Our coronary eSVS Mesh has been designated a Class III product by the FDA and will be required to go through the PMA process. Other indications of our eSVS Mesh, including peripheral and arteriovenous fistula applications, have not been classified at this time.

The FDA will require us to file a PMA application with respect to our eSVS Mesh and there is no assurance that PMA will be granted. PMA applications generally require the payment of significant User Fees, and must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. Small companies are not subject to User Fees for the filing of their first PMA application. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

- the device may not be safe or effective to the FDA's satisfaction;
- the data from our preclinical trials and clinical trials may be insufficient to support approval;
- the manufacturing process or facilities we use may not meet applicable requirements; and
- changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter, or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA letter authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a "not approvable" letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA may be delayed for several months or years while the trials are conducted and the data is later submitted in an amendment to the PMA application. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution, or use of the device as a condition of approval, or impose post-approval requirements such as continuing evaluation and periodic reporting on the safety, effectiveness and reliability of the device for its intended use.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the trial protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites.

FDA approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and effectiveness, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by the FDA (and by governing institutional review boards when appropriate) prior to implementation. All clinical trials must be conducted in accordance with regulations and requirements collectively known as Good Clinical Practice ("GCP"). GCPs include the FDA's IDE regulations, which describe the conduct of clinical trials with medical devices, including the recordkeeping, reporting and monitoring responsibilities of sponsors and investigators, and labeling of investigational devices. They also prohibit promotion, test marketing, or commercialization of an investigational device, and any representation that such a device is safe or effective for the purposes being investigated. GCPs also include the FDA's regulations for institutional review board approval and for protection of human subjects (informed consent), as well as disclosure of financial interests by clinical investigators.

Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a pre-market notification for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial (or a change to a previously approved protocol or trial that requires approval), or place a clinical trial on hold;
- patients do not enroll in clinical trials or follow up at the rate expected;
- institutional review boards and third-party clinical investigators may delay or reject our trial protocol or changes to our trial protocol;
- third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, investigator agreements, GCPs or other FDA requirements;
- third-party organizations do not perform data collection and analysis in a timely or accurate manner;
- regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;
- changes in governmental regulations or administrative actions;
- the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; and
- the FDA concludes that our trial design is inadequate to demonstrate safety and effectiveness.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

- establishment registration and device listing;
- the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures;

- labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;
- medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur; and
- corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health.

Also, the FDA may require us to conduct post-market surveillance studies or order us to establish and maintain a system for tracking our eSVS Mesh through the chain of distribution to the patient level. The FDA enforces regulatory requirements by conducting periodic, announced and unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

- warning letters or untitled letters;
- fines and civil penalties;
- unanticipated expenditures;
- delays in clearing or approving or refusal to clear or approve products;
- withdrawal or suspension of FDA approval;
- product recall or seizure;
- orders for physician notification or device repair, replacement, or refund;
- production interruptions;
- operating restrictions;
- injunctions; and
- criminal prosecution.

We and our contract manufacturers, specification developers and suppliers are also required to manufacture our eSVS Mesh in compliance with current Good Manufacturing Practice requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our eSVS Mesh, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business

Fraud and Abuse

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the FDCA, the federal Anti-Kickback Statute and the False Claims Act, as well as many similar state statutes. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, these laws require us to screen individuals and other companies, suppliers and vendors in order to ensure that they are not "debarred" by the federal government and therefore prohibited from doing business in the healthcare industry. The association or conduct of business with a "debarred" entity could be detrimental to our operations and result in a negative impact on our business.

The federal Anti-Kickback Statute prohibits persons from soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. States have also enacted laws modeled after the federal False Claims Act. The False Claims Act allows fines of up to $11,000 per claim plus treble, or triple, damages.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Voluntary industry codes, federal guidance documents and a variety of state laws address the tracking and reporting of marketing practices relative to gifts given and other expenditures made to doctors and other healthcare professionals. In addition to impacting our marketing and educational programs, internal business processes will be affected by the numerous legal requirements and regulatory guidance at the state, federal and industry levels.

In 2010, Congress enacted a statute commonly known as the Sunshine Act, as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010. The Sunshine Act aims to promote transparency and requires manufacturers of drugs, medical devices, biologicals, and medical supplies covered by Medicare, Medicaid or the Children's Health Insurance Program ("CHIP") to report annually to CMS any payments or other transfers of value made to physicians and teaching hospitals, with limited exceptions. Manufacturers must also disclose to CMS any physician ownership or investment interests. On February 8, 2013, CMS issued a final rule implementing the Sunshine Act. Entities covered by law must begin reporting by March 31, 2014. The first report must address payments and relationships from August 1, 2013 through December 31, 2013. CMS will release data on a public website by September 30, 2014. Failure to comply with the reporting requirement may result in substantial penalties.

If our operations are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we, as well as our employees, may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations. Individual employees may need to defend such suits on behalf of us or themselves, which could lead to significant disruption in our present and future operations. We cannot assure you that we will be able to comply with the above laws and regulations.

European Medical Device Regulation

The European Union has adopted directives and numerous standards that govern and harmonize the national laws and standards regulating the design, manufacture, clinical trials, labeling, adverse event reporting and post-market surveillance activities for medical devices that are marketed in member states.

Compliance with voluntary harmonized standards including ISO 13485 issued by the International Organization for Standards establishes the presumption of conformity with the essential requirements for a CE Mark. ISO certification is commonly a pre-requisite to use of the CE Mark and indicates that a quality system complies with standards applicable to activities ranging from initial product design and development through production and distribution.

Devices that comply with the requirements of a relevant directive will be entitled to bear the CE Mark and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or have adopted these directives. The method of assessing conformity varies depending on the type and class of the product, but typically involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body," an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer's quality system and technical review of the manufacturer's product. For most classes of medical devices, an assessment by a Notified Body residing within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. The manufacturer's assessment will include a clinical evaluation of the conformity of the device with applicable regulatory requirements, which for our eSVS Mesh will include clinical study results. The clinical data presented by us must provide evidence that the products meet the performance specifications claimed by us, provide sufficient evidence of adequate assessment of unwanted side effects and demonstrate that the benefits to the patient outweigh the risks associated with the device. We are subject to continued surveillance by the Notified Body and are required to report any serious adverse incidents to the appropriate authorities of the European Union member states.

Products intended for sale must bear the CE mark to show compliance with the Medical Devices Directive, or MDD. If a Notified Body is involved in the approval, the number of the Notified Body must also appear adjacent to the CE Mark.

The routes to compliance under the MDD depend on the classification of the product:

- *Class I devices* are low risk, such as stethoscopes, hospital beds and wheelchairs. The manufacturer must produce a technical file, including product test results compared to relevant standards. In addition, manufacturers of sterile products and devices with a measuring function must apply to a Notified Body for certification of the aspects of manufacture relating to sterility or measurement.

- *Class IIa devices* are low to medium risk, such as hearing aids, electrocardiographs and ultrasonic diagnostic equipment. As with Class I devices, the manufacturer produces a technical file, but a conformity assessment must be carried out by a Notified Body, according to one of the following routes, at the manufacturer's option:

- examination and testing of each product or homogenous batch of products;
- audit of the full quality assurance system;
- audit of the production quality assurance system; or
- audit of final inspection and testing.

- *Class IIb devices* are medium-high risk devices, such as surgical lasers, infusion pumps, ventilators, intensive care monitoring equipment and many implantable devices. Routes to compliance are the same as for Class IIa devices, with the addition of required examination and testing of the product by the Notified Body; however, the full quality assurance route does not require type examination and testing.
- *Class III devices* are high risk, such as balloon catheters and prosthetic heart valves. Our eSVS Mesh is classified as a Class III device. Routes to compliance are:
  - audit of the full quality assurance system and examination of a design dossier by the Notified Body. A design dossier is a submission similar to a PMA application with the FDA; or
  - examination and testing of the product, together with audit of the production quality assurance system.

We have obtained CE Mark approval to market our eSVS Mesh in the European Union and other countries that accept the CE Mark.

Third Party Reimbursement

The availability of insurance coverage and reimbursement for newly approved medical devices is variable. The commercial success of our eSVS Mesh in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients receiving bypass grafts with our eSVS Mesh. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide additional payment for our eSVS Mesh. In order to position our device for coverage by third-party payors, we may have to agree to a lower net sales price than we might otherwise charge. The continuing efforts of governmental and commercial third-party payors to contain or reduce the costs of healthcare may limit our revenue.

In many countries including the United States, third-party payors consist of both government funded insurance programs and private insurance programs that cover a significant portion of a patient's medical expenses. The trends toward managed healthcare in the U.S. and legislation intended to reduce the cost of government insurance programs will significantly influence the purchase of healthcare services and products, and could result in lower or no reimbursement for our eSVS Mesh. Even before reimbursement may be obtained for our eSVS Mesh in the United States, FDA approval will be required.

Providers have sought ways to manage costs, such as through the use of group purchasing organizations. It is our belief that the planned economic benefits provided by our eSVS Mesh to physicians and hospitals through lower revascularization costs (PCI and/or CABG) will be viewed by providers and third-party payors as cost-effective. However, there remains uncertainty regarding whether our eSVS Mesh will be viewed positively in a cost-avoidance model so as to warrant adequate coverage and reimbursement levels.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. While the majority of countries have existing reimbursement for CABG procedures and products, a number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our eSVS Mesh. It is our intent to complete the requisite clinical trials and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

European Union

Our reimbursement strategy for certain key European markets that we will initially pursue are briefly outlined below:

- *France.* Initial sales of our eSVS Mesh in France will be in the private sector. Concurrently, we intend to conduct post-market studies to support the cost effectiveness of the device. These post-market studies will focus on the cost savings of decreased revascularization procedures versus the cost of the device in order to justify device cost. We expect that our distributors, on our behalf, will then submit this analysis to the French reimbursement evaluation committee to list our eSVS Mesh on the reimbursement list applicable to France.
- *Germany.* In advance of, or while awaiting a Diagnosis-Related Group ("DRG") code, a company can apply for a "Neue Untersuchungs und Behandlungsmethode" ("NUB"). This NUB allows payment for a new device or technology during the period in which the device or technology is used prior to placement into a DRG. The German reimbursement authority reviews NUB applications annually, publishing its decisions before March of each calendar year. Our most recent application was reviewed and denied with our eSVS Mesh technology being categorized as "not meeting the requirements for NUB reimbursement." While approval of the NUB would have allowed for specific German hospitals to apply for eSVS Mesh reimbursement, we believe that customers interested in purchasing the eSVS Mesh can still do so by securing internal funding from discretionary budgets within the hospital. We have also submitted an application for an "OPS" code which, if issued, could allow the German health system to track usage of the eSVS Mesh during CABG procedures. We are also working with German reimbursement consultants and hospitals in Germany to obtain coverage for our eSVS Mesh under a new or existing reimbursement code.
- *Italy.* Initially, we expect that our distributors will sell our eSVS Mesh in the private sector in Italy and concurrently attempt to fit our eSVS Mesh into an existing DRG code. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS Mesh, utilizing the post-market study cost effectiveness data.
- *Spain.* Initially, we expect that our distributors will sell our eSVS Mesh in the private sector in Spain and concurrently attempt to fit our eSVS Mesh into an existing DRG code. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS Mesh, utilizing post-market study cost effectiveness data.
- *United Kingdom.* Initially, we expect that our distributors will sell our eSVS Mesh in the private sector in the UK, then attempt to fit our eSVS Mesh into an existing DRG code. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS Mesh, utilizing post-market study cost effectiveness data.
- *Switzerland.* Initially, we expect that our distributors will sell our eSVS Mesh in the private sector in Switzerland and concurrently attempt to fit our eSVS Mesh into an existing DRG code. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS Mesh, utilizing post-market study cost effectiveness.

United States

In the United States, governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs, using, for example, price regulation or controls and competitive pricing programs. Some third-party payors require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use such devices or therapies.

In the United States, CMS is the government entity responsible for oversight of the Medicare program. Medicare establishes coverage and reimbursement policies at a federal and local level for medical products and procedures, and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, the Medicare program is viewed as a benchmark.

There are established codes for CABG procedures and products that are payable for both Medicare and commercial payors. There are no assurances that our eSVS Mesh technology would fall under existing policies or reimbursement codes. There are also no assurances that existing payment rates for such reimbursement codes will continue to hold at the current levels, such as if regulatory changes are implemented regarding the methodology for calculating hospital payments for current inpatient procedures. Medicare payment rates have decreased significantly for those procedures using drug-eluting stents since fiscal year 2007. In 2007, CMS also implemented a revised payment methodology that more accurately reflects the severity of the patient's condition.

Medicare reimburses hospital inpatient stays under the Medicare Severity Diagnosis-Related Group (MS-DRG) system. The MS-DRG system assigns individual cases to an MS-DRG according to the patient's diagnoses, the procedures performed, and the severity of a patient's condition as identified by the presence or absence of complications and comorbidities, or CCs, or major CCs, or MCCs. MS-DRGs provide a single bundled payment which serves as reimbursement for all items and services provided to the Medicare beneficiary during a single hospitalization.

Additionally, a relative weight is calculated for each individual MS-DRG, which represents the average resources required to care for cases within a particular MS-DRG relative to the average resources required to treat cases in all MS-DRGs. Generally, MS-DRG relative weights are adjusted annually to reflect changes in medical practice in a budget neutral manner.

CMS has made no decisions with respect to MS-DRG assignment for patients who undergo CABG procedures in which our eSVS Mesh would be used, and there can be no assurance that the MS-DRG to which such patients will be assigned will result in Medicare payment levels that are considered by hospitals to be adequate to further support purchase of our eSVS Mesh. Under current CMS reimbursement policies, the agency offers a process to obtain add-on payment for a new medical technology when the existing MS-DRG prospective payment rate is inadequate. To obtain add-on payment, a technology must be considered "new," demonstrate substantial improvement above the current standard of care and exceed certain payment thresholds. Add-on payments are made for no less than two years and no more than three years. Following FDA approval in the United States, we intend to pursue an application for a hospital inpatient new technology add-on payment with CMS. We must demonstrate the safety and effectiveness of our eSVS Mesh to the FDA in addition to the CMS requirements listed above before add-on payments will be approved. Should the clinical trial results or peer-reviewed publications prove that use of our eSVS Mesh results in a lowering of revascularization rates, we believe there is a reasonable chance that CMS will grant our request. If CMS grants our request, we expect it will approve an add-on payment equal to 50% of the cost of labor and materials incurred. We do not expect that failure to receive approval for an add-on payment would have an adverse impact on our business because existing MS-DRGs already reimburse CABG procedures at a high level, and we believe that physicians and hospitals would be willing to use our eSVS Mesh even if an add-on payment is not approved.

For reporting of physician services, the American Medical Association, or AMA, has developed a coding system known as Current Procedural Terminology, or CPT. CPT codes are established by the AMA and statutorily adopted by all government and commercial payors to describe and develop payment amounts for physician services. Physician services are reimbursed by Medicare based on a physician fee schedule whereby payment is based generally on the number of "relative value units" assigned by the AMA to each CPT code. No decision has been made concerning whether existing CPT codes would be appropriate for use in coding CABG procedures when our eSVS Mesh is used or if separate, new CPT codes are required. We cannot assure you that codes used for submitting claims for CABG procedures using our eSVS Mesh will result in incremental payment to physicians. Failure by physicians to receive what they consider to be adequate reimbursement for CABG procedures in which our eSVS Mesh is used could harm our business, financial condition and results of operations.

Item 1A. Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this annual report on Form 10-K, before making an investment in our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows and financial condition could be harmed.

Risks Related to Our Business and Strategy

We have a limited operating history, expect future losses, and may be unable to achieve or maintain profitability.

We were founded on May 1, 2007 and to date we have engaged primarily in development of and initial clinical trials of our external saphenous vein support system, or eSVS Mesh. Accordingly, we have limited operating history on which to base an evaluation of our business and prospects. As of December 31, 2012, we had an accumulated deficit of $29.9 million. We have incurred net losses in each year since our inception, and we expect to continue to incur operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the numerous risks and uncertainties associated with developing medical devices, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have not generated sufficient product revenues to fund our operations and we have financed our operations and internal growth primarily through public offerings completed in December 2012 and February 2011 and private placements of equity securities and convertible promissory notes. Our prospects must be considered in light of the significant risks, expenses, and difficulties frequently encountered by medical device companies in their early stage of development. We may not be successful in addressing the risks we will encounter, and our failure to do so would likely harm our business and our ability to continue to operate.

The results of our initial human trial were inconclusive with respect to the efficacy of our eSVS Mesh and if we are unable to conclusively demonstrate the efficacy of our eSVS Mesh through additional human trials, we may be unable to commercialize our eSVS Mesh in the United States or other major markets or may experience significant delays in doing so.

Our time and financial resources since our inception have largely been devoted to the development of our eSVS Mesh. We have only completed one human clinical trial of 90 patients for our eSVS Mesh, which was conducted outside of the United States. The safety data from this trial has indicated that our eSVS Mesh and implant procedure do not result in an increase in patient complications during or in the 30 days after surgery. However, the effectiveness data from the trial is inconclusive primarily due to two complicating factors. First, one of the centers participating in the trial used implant methods incompatible with our eSVS Mesh. Second, the amount of reduction in the diameter of the saphenous vein grafts, or downsizing, prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in saphenous vein grafts ("SVG") utilizing our eSVS Mesh, particularly when our smallest device, 3.0 millimeters, was used. As a result, based on angiographic studies nine to 12 months following surgery, 49% (36 of 73) of the eSVS Mesh vessels were patent, or open, and 81% (59 of 73) of the untreated vessels were patent.

We are currently conducting a feasibility trial in the United States and Europe. This trial is a multi-center, randomized study of external saphenous vein support using our eSVS Mesh in CABG Surgery and is titled the "*eMESH I*" trial. The objective of this trial is to demonstrate the initial safety and performance of our eSVS Mesh for use as an external SVG support device during coronary artery bypass procedures. We expect to enroll up to 120 patients at eight European and four U.S. sites and further expect to use the data from this study as the basis for the filing of a request for an investigational device exemption ("IDE") to perform a pivotal trial in the United States and Europe. Enrollments in this trial commenced in late August 2012 at the Bern University Hospital, Bern, Switzerland and in February 2013 at the Northeast Georgia Medical Center in Gainesville, Georgia. The primary safety endpoint is the 30 day rate of MACE, defined as the rate of the composite of total mortality, myocardial infarction (heart attack), and/or coronary target vessel revascularization (percutaneous coronary intervention or CABG) within 30 days of the procedure. The primary efficacy endpoint is the angiographic patency rate of the enrolled grafts, where patency is defined as less than 75% stenosis, or blockage, of the SVG at six months after surgery. We are currently working through the internal review and approval process with a number of leading cardiac centers in Europe and the United States to expand the total number of research sites to 12.

If we are unable to demonstrate with human clinical data that our eSVS Mesh is safe and improves the long term patency of saphenous vein grafts as compared to traditional CABG surgery, we may be unable to obtain regulatory approval for, or successfully commercialize, our eSVS Mesh in the United States or in other countries which require us to first obtain FDA approval. We have no other products ready for clinical testing or commercialization; therefore, our ability to remain in business would be doubtful if our eSVS Mesh is not proven to be safe and effective.

Our data from our clinical trials may not be sufficient for us to proceed with our planned filing of our pre-market applications for regulatory approvals in the United States or other major markets, which could delay or curtail our ability to commercialize our eSVS Mesh.

If the data from our *eMESH I* clinical feasibility trial is not adequate, we may not proceed with our planned filing of our pre-market applications for regulatory approvals in the United States or other major markets in which the application is dependent upon us having received regulatory approval from the United States, or we may be forced to delay these filings. Even if we file an application for approval with favorable clinical data, the FDA or foreign regulatory authorities may not accept our filing, or may request additional information, including data from additional clinical trials.

Even if we receive regulatory approval, our eSVS Mesh may only be approved for very limited purposes with many restrictions on its use. Such restrictions would limit our ability to successfully commercialize our eSVS Mesh and our ability to generate revenue would be significantly impaired.

The FDA or foreign regulatory authorities may only approve our eSVS Mesh for very limited purposes with many restrictions on its use or in limited sizes, delay approvals or ultimately may not grant marketing approval for our eSVS Mesh. Although we have obtained CE Mark approval in Europe, and even if we do receive FDA or additional foreign regulatory approval, we may be unable to successfully commercialize our eSVS Mesh in Europe, the United States or other major markets, and our ability to generate revenue would be significantly impaired.

If we are unable to commercialize our eSVS Mesh in the United States or other major markets or experience significant delays in doing so, our ability to generate revenue will be significantly delayed and our business will be harmed.

If we are unable to demonstrate with human clinical data that our eSVS Mesh is safe and improves the long-term patency of SVGs as compared to traditional CABG surgery, we will be unable to obtain regulatory approval for, or successfully commercialize, our eSVS Mesh. We have no other products ready for clinical testing or commercialization; therefore, our ability to remain in business would be doubtful if our eSVS Mesh is not proven to be safe and effective.

Our success depends on the coronary bypass graft market and the superior outcomes of coronary bypass surgery over competitive procedures, and such superior outcomes may not continue.

Physicians treat coronary artery disease with methods other than CABG procedures, including interventional techniques such as balloon angioplasty, with or without the use of stents, pharmaceuticals, atherectomy catheters, and lasers. Several of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances may result in improvements in these alternative treatments or new therapies that produce superior treatment outcomes as compared to CABG surgery. The medical device industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon physicians continuing to perform a significant number of CABG procedures and our ability to achieve and maintain a competitive position in the development of technologies and products in the coronary artery bypass field. If physicians, patients, or hospitals opt to use methods other than CABG or to use our competitors' products, our commercial opportunity will be reduced and our potential revenues will suffer.

The market acceptance of new medical technologies is uncertain, and we may be unable to obtain market acceptance of our eSVS Mesh.

Even if our clinical trials demonstrate that the use of our eSVS Mesh provides equivalent or more effective results as compared to coronary bypass operations using only the unsupported saphenous vein grafts and if all regulatory approvals are obtained, the success of our eSVS Mesh will depend upon the acceptance by cardiovascular and cardiothoracic surgeons of our eSVS Mesh as equivalent or better than the current procedure using unsupported saphenous veins and other available treatments. We believe that physicians' recommendations will be essential for the development and successful marketing of our eSVS Mesh, and physicians will not begin to use our eSVS Mesh unless they determine that it is a safe and effective alternative to current treatment methods. The degree of physician and market acceptance of our eSVS Mesh will depend on a number of factors, including:

- the perceived effectiveness of our eSVS Mesh relative to its cost;
- the prevalence and severity of any side effects;
- potential advantages over alternative treatments;
- publication in peer-reviewed medical journals of data regarding the successful use and longer term clinical benefits of our eSVS Mesh;
- development of new products and technologies by our competitors or new alternative treatments;
- regulatory developments related to manufacturing, marketing and selling our eSVS Mesh both within and outside the United States;
- perceived liability risks arising out of the use of new products;

- the willingness of physicians to adopt new technologies and the ability of physicians to acquire the skills necessary to use our eSVS Mesh;
- the effectiveness of our sales and marketing efforts; and
- the adequacy of third-party coverage or reimbursement.

If our eSVS Mesh does not achieve an adequate level of acceptance by physicians, healthcare payors, and patients, we may not generate meaningful revenue and we may not become profitable. In addition, we have not yet determined pricing for our eSVS Mesh and our pricing policies could adversely impact market acceptance of our eSVS Mesh as compared to competing products and treatments. Any of the foregoing factors, or other factors, could limit or detract from market acceptance of our eSVS Mesh. If our eSVS Mesh is not accepted by the market, our business would be harmed.

We expect to face intense competition and the risk of obsolescence if our competitors develop products superior to our eSVS Mesh.

We face competition from established medical technology, pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions in the United States and abroad. Companies that have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than us may be working on products similar to our eSVS Mesh. Our eSVS Mesh may not replace current surgical techniques and other products or techniques may render our eSVS Mesh obsolete.

In addition, our distributors will also face competition from established companies with significantly greater financial and marketing resources. Our competitors may produce more advanced products than ours or demonstrate superior safety of their products. Our ability to effectively compete depends on our ability to innovate successfully. Demand for our eSVS Mesh could be diminished by equivalent or superior products and technologies offered by competitors.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

Our competitive position also depends on:

- obtaining any necessary United States or foreign marketing approvals;
- widespread awareness, acceptance and adoption by the cardiovascular and cardiothoracic markets of our eSVS Mesh;
- product coverage and reimbursement from third-party payors, insurance companies and others;
- published studies supporting the effectiveness and safety and long-term clinical benefit of our eSVS Mesh;
- properly identifying customer needs and delivering new products or product enhancements to address those needs;
- limiting the time required from proof of feasibility to routine production;
- limiting the timing and cost of regulatory approvals;
- our ability to attract and retain qualified personnel;
- the extent of our patent protection or our ability to otherwise develop proprietary products and processes;

- our ability to maintain adequate manufacturing capacity and to source the materials and equipment required to manufacture our eSVS Mesh; and
- securing sufficient capital resources to expand our research and development, sales and marketing efforts, and manufacturing capacity.

If our eSVS Mesh is not competitive based on these or other factors, our business would be harmed.

The market for our eSVS Mesh is rapidly changing and competitive, and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The industry in which we operate has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances are made. Our competitors may develop and commercialize medical devices that are safer or more effective, have fewer side effects or are less expensive than coronary artery bypass surgery. For example, we are aware of companies that are developing various other less invasive technologies for treating cardiovascular disease which could render our technology obsolete. We also compete in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials. All of these factors could impair our ability to maintain our technology.

We have limited manufacturing resources and experience, and if our manufacturing facilities are unable to provide an adequate supply of our eSVS Mesh, our growth could be limited and our business could be harmed.

We have limited experience in manufacturing our eSVS Mesh and rely on outside vendors for several materials and processes. We currently manufacture our eSVS Mesh for our clinical trials, research and development purposes and commercialization at our manufacturing facility in Minnesota. If our existing manufacturing facility experiences a disruption, we would have no other means of manufacturing our eSVS Mesh until we are able to restore the manufacturing capability at our current facility or develop alternative manufacturing facilities.

If we are unable to produce sufficient quantities of our eSVS Mesh for use in our current and planned clinical trials or for commercialization, or if our manufacturing process yields a substandard product, our regulatory, development and commercialization efforts would be delayed.

In order to produce our eSVS Mesh in the quantities that will be required for commercialization, we will have to increase, or "scale up," the production process over the current level of production. Manufacturers often encounter difficulties in scaling up production, including problems involving yields, controlling and anticipating costs, quality control and assurance, supply and shortages of qualified personnel. If the scaled-up production process is not efficient or produces a product that does not meet quality and other standards, we may be unable to meet market demand and our revenues, business and financial prospects would be adversely affected. The contract vendors with which we are and will be developing relationships may not have the ability to produce the quantities of the materials needed for human clinical trials or commercial sales or may not do so at prices that allow our eSVS Mesh to compete successfully in the market.

Additionally, any damage to or destruction of our facilities or our equipment, prolonged power outage or contamination at our facilities would significantly impair our ability to produce our eSVS Mesh.

We depend upon third-party suppliers, making us vulnerable to supply problems and price fluctuations.

We rely on third-party suppliers to provide us certain components of our eSVS Mesh. We depend on these suppliers to provide us with materials in a timely manner that meet our quality, quantity and cost requirements. These suppliers may encounter problems during manufacturing for a variety of reasons, including unanticipated demand from larger customers, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction, quality or yield problems, and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside suppliers also subjects us to other risks that could harm our business, including:

- interruption of supply resulting from modifications to, or discontinuation of, a supplier's operations;
- delays in product shipments resulting from defects, reliability issues or changes in components from suppliers;
- price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;
- errors in manufacturing components, which could negatively impact the effectiveness or safety of our eSVS Mesh or cause delays in shipment of our eSVS Mesh;
- discontinued production of components, which could significantly delay our production and sales and impair operating margins;
- an inability to obtain adequate supplies in a timely manner or on commercially acceptable terms;
- difficulty locating and qualifying alternative suppliers for our sole-source supplies;
- delays in production and sales caused by switching components, which may require product redesign and new regulatory submissions;
- delays due to evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;
- non-timely delivery of components due to our suppliers manufacturing products for a range of customers; and
- an inability of suppliers to fulfill orders and meet requirements because of supplier financial hardships.

Other than existing, unfulfilled purchase orders, our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of our supplies. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components used in our eSVS Mesh would limit our ability to manufacture our eSVS Mesh and could have a material adverse effect on our business, financial condition and results of operations. If we lost one of our suppliers and were unable to obtain an alternate source in a timely basis or on terms acceptable to us, our production schedules could be delayed, our margins could be negatively impacted, and we could fail to meet our customers' demand. Our customers will rely upon our ability to meet committed delivery dates and any disruption in the supply of key components would adversely affect our ability to meet these dates and could result in legal action by our customers, cause us to lose customers or harm our ability to attract new customers, any of which could decrease our revenue and negatively impact our growth. In addition, to the extent that our suppliers use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials or components from alternative sources.

Manufacturing operations are often faced with a supplier's decision to discontinue manufacturing a component, which may force us to make last time purchases, qualify a substitute part, or make a design change which may divert engineering time away from the development of new products.

We may experience future manufacturing difficulties, and our clinical trials and our commercialization could be delayed by quality control issues in our supply and manufacturing processes.

Any difficulties in locating and hiring material manufacturers or in the ability of manufacturers to supply materials at the times and in the quantities we need, and at prices that allow us to compete, could have a material adverse effect on our business. Therefore, even if we are able to contract with manufacturers for key materials or supplies, we may experience future manufacturing difficulties.

The production of our eSVS Mesh must occur in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. In addition, we must meet certain lot release specifications before our eSVS Mesh can be shipped to our clinical trial sites or to commercial markets. If a particular lot fails to meet lot release specifications, we will not be able to ship that lot to our clinical trial sites or to commercial markets. If we are not able to maintain stringent quality controls, if contamination problems arise or if we are not able to meet our lot release specifications, our clinical trials or sales efforts could be delayed, which would harm our business and our results of operations.

We operate in foreign jurisdictions which exposes us to international business risks.

As part of our product development and regulatory strategy, we intend to continue to market our eSVS Mesh internationally. There are a number of risks associated with conducting business internationally, including:

- potential differences in treatment protocols and methods across the markets in which we expect to market our eSVS Mesh;
- potential differences in reimbursement levels and the requirements necessary to obtain such reimbursement;
- general economic and political conditions in the markets in which we operate;
- potential international conflicts, including terrorist acts;
- potential increased costs associated with overlapping tax structures;
- potential trade restrictions, exchange controls and legal restrictions on the repatriation of funds into the United States;
- difficulties and costs associated with staffing and managing foreign operations, including risks of violations of local laws or the U.S. Foreign Corrupt Practices Act by employees overseas or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;
- unexpected changes in regulatory requirements;
- the difficulties of compliance with a wide variety of foreign laws and regulations;
- unfavorable regulations in foreign jurisdictions regarding distributors;
- the deferral of revenue recognition;
- longer accounts receivable cycles in certain foreign countries; and
- import and export licensing requirements.

Any of these risks could adversely affect our international operations or financial results, which would harm our business.

We could become subject to product liability claims, product recalls, other field actions and warranty claims that could be expensive, divert management's attention, and harm our business.

We face an inherent risk of exposure to product liability claims in the event that the use of our eSVS Mesh results or is alleged to have resulted in adverse effects to a patient. In many jurisdictions, producers of medical products are strictly liable for personal injuries caused by medical devices. A product liability claim against us, even if we are ultimately successful in defending it, could have a material adverse effect on our business, results of operations and reputation.

We may be held liable if our eSVS Mesh causes injury or death or is found otherwise unsuitable during usage. Because our eSVS Mesh is designed to be used in complex surgical procedures, defects could result in a number of complications, including serious injury or death. It is also possible that defects in the design, manufacture or labeling of our eSVS Mesh might necessitate a product recall or other field corrective action, which may result in warranty claims beyond our expectations and may harm our reputation. We believe potential disadvantages associated with our eSVS Mesh include the possibility of allergic reaction to the implant materials and the possibility of damage to the saphenous vein during placement of our eSVS Mesh. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. The coverage limits of our insurance policies may not be adequate to cover future claims. We may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts. A product liability claim, any product recalls or other field actions or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could divert management's attention from our core business, be expensive to defend and result in sizable damage awards against us, any of which could harm our reputation and business.

If third-party payors do not provide sufficient coverage or reimbursement to healthcare providers for the use of our eSVS Mesh, our acceptance in the marketplace would be harmed.

The availability of insurance coverage and reimbursement for newly approved medical devices and procedures is uncertain. Our success depends upon the use of our eSVS Mesh and whether third-party insurance coverage and reimbursement for the use of this product is available.

Our success in international markets depends upon the eligibility of reimbursement for our eSVS Mesh through government-sponsored healthcare payment systems and third-party payors. Reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. As an example, we were recently denied government-sponsored supplemental reimbursement in Germany for our eSVS Mesh for calendar year 2013. In addition, as economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our eSVS Mesh and these efforts are expected to continue. Market acceptance of our eSVS Mesh in a particular country may depend on the availability and level of reimbursement in that country. In the event that our customers are unable to obtain adequate reimbursement for our eSVS Mesh in international markets in which we are seeking to sell our eSVS Mesh, market acceptance of our eSVS Mesh would be adversely affected.

In the United States, our eSVS Mesh would be purchased primarily by medical institutions, which would then bill various third-party payors, such as the Centers for Medicare & Medicaid Services ("CMS") which administers the Medicare program, and other government programs and private insurance plans, for the healthcare services provided to their patients. The process involved in applying for coverage and incremental reimbursement from CMS is lengthy and expensive. Even if our eSVS Mesh receives FDA and other regulatory approval, it may not be granted coverage and reimbursement in the foreseeable future, if at all. Moreover, many private payors look to CMS in setting their reimbursement policies and amounts. If CMS or other agencies limit coverage or decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors.

CMS may not provide coverage and reimbursement for our eSVS Mesh. If a medical device does not receive incremental reimbursement from CMS, then a medical institution would have to absorb the cost of our eSVS Mesh as part of the cost of the procedure in which the products are used. Acute care hospitals are now generally reimbursed by CMS for inpatient operating costs under a Medicare hospital inpatient prospective payment system. Under the Medicare hospital inpatient prospective payment system, acute care hospitals receive a fixed payment amount for each covered hospitalized patient based upon the Diagnosis-Related Group, or DRG, to which the inpatient stay is assigned, regardless of the actual cost of the services provided. At this time, we do not know the extent to which medical institutions would consider insurers' payment levels adequate to cover the cost of our eSVS Mesh. Failure by hospitals and physicians to receive an amount that they consider to be adequate reimbursement for procedures in which our eSVS Mesh is used could deter them from purchasing our eSVS Mesh and limit our revenue growth. In addition, pre-determined DRG payments may decline over time, which could deter medical institutions from purchasing our eSVS Mesh. If medical institutions are unable to justify the costs of our eSVS Mesh, they may refuse to purchase it, which would significantly harm our business.

We may not be able to attract and retain the technical, regulatory, and sales personnel necessary for our success, which may divert management's attention and negatively impact our operations.

We are highly dependent on our senior management, specifically Manny Villafaña, our Chairman and Chief Executive Officer. The loss of services of this individual would impair our ability to commercialize our eSVS Mesh and develop new products and would harm our business. Our success will depend on our ability to retain our senior management and to attract and retain qualified personnel in the future. Competition for senior management personnel, as well as clinical and regulatory specialists, engineers and sales personnel is intense and we may not be able to retain our personnel. The loss of a member of our senior management or our professional staff would require the remaining senior executive officers to divert immediate and substantial attention to seeking a replacement. Each of our senior officers may terminate his employment at any time without notice and without cause or good reason. We do not carry key person life insurance on any of our employees. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

We will need to increase the size of our organization and we may experience difficulties managing growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

We expect to expand our sales support and marketing staff, and administrative and financial resources to meet anticipated growth in demand for our eSVS Mesh. We may face difficulties in recruiting, training, managing and retaining an adequate number of qualified personnel to support this growth. Expansion in personnel may mean that less experienced people could be providing clinical and sales and marketing support for our eSVS Mesh, and managing our administrative and financial functions, which could result in unanticipated costs and disruptions to our operations. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results will suffer.

We anticipate future losses and may require additional financing, and our failure to obtain additional financing when needed could force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to incur losses for the foreseeable future, and we may require future financing in order to satisfy our capital requirements. In particular, we may require additional capital in order to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing or future products. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may terminate or delay the development of our eSVS Mesh, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our eSVS Mesh. If we terminate the commercialization of our eSVS Mesh, Medtronic may cause the core intellectual property and patent rights related to our eSVS Mesh to revert to Medtronic.

Our future capital requirements will depend on many factors, including:

- our ability to demonstrate safety and effectiveness of our eSVS Mesh;
- the selling price of our eSVS Mesh to distributors and the price that distributors charge hospitals;
- the rate of progress in establishing reimbursement arrangements with third-party payors;
- the effect of competing technological and market developments;
- the cost and delays in product development that may result from changes in regulatory oversight applicable to our eSVS Mesh;
- the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;
- the cost of expanding our commercial operations, including our selling and marketing efforts;
- our ability to establish and maintain effective relationships with independent distributors;
- the rate at which physicians adopt our eSVS Mesh for use in CABG surgery; and
- the progress of preclinical and clinical trials required to support our applications for regulatory approvals, including our human clinical trials in the United States.

Becoming a public company has caused us to incur increased costs, places additional demands on our management and diverts management's attention from our core business.

The obligations of being a public company, including substantial public reporting and auditing obligations, require significant additional expenditures, place additional demands on our management and divert management's time and attention away from our core business. These additional obligations may require us to hire additional personnel in order to ensure compliance with the regulatory requirements of the Securities and Exchange Commission and the NASDAQ Capital Market. We are required to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management's time and attention, may harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our competitive position is contingent upon the protection of our intellectual property.

As of March 1, 2013, we had nine issued patents covering the eSVS Mesh: five issued in the United States and one each issued in Japan, Europe, Canada and South Africa. The European patent has been validated and is enforceable in eight European countries. In addition, we have three patent applications pending in the United States, and eight patent applications pending in countries outside the U.S. covering various aspects of our eSVS Mesh.

Any patents we have or obtain in the future might be invalidated or circumvented by third parties. If any challenges are successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property is not adequately protected against competitors' products and methods, our competitive position could be adversely affected, as could our business.

Our commercial success, if any, will be significantly harmed if we infringe the patent rights of third parties or if we breach any agreements that we have entered into with regard to our technology or business. The medical device industry is characterized by frequent and extensive litigation regarding patents and other intellectual property rights. Many medical device companies with substantially greater resources than us have employed intellectual property litigation as a way to gain a competitive advantage. We may become involved in litigation, interference proceedings, oppositions, reexamination, protest or other potentially adverse intellectual property proceedings as a result of alleged infringement by us of the rights of others or as a result of priority of invention disputes with third parties. Third parties may also challenge the validity of any of our issued patents. Similarly, we may initiate proceedings to enforce our patent rights and prevent others from infringing our intellectual property rights. In any of these circumstances, we might have to spend significant amounts of money, time and effort defending our position and we may not be successful. In addition, any claims relating to the infringement of third-party proprietary rights or proprietary determinations, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management's attention and resources, or require us to enter into royalty or license agreements that are not advantageous to us. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

Because we operate in the highly technical field of medical technology development, we rely in part on trade secret protection in order to protect our proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own. We have taken steps, including entering into confidentiality agreements with all of our employees, consultants and corporate partners to protect our trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties any confidential information developed by the party or made known to the party by us during the course of the party's relationship with us. We also typically obtain agreements from these parties which provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

Claims of infringement or misappropriation of the intellectual property rights of others could prohibit us from protecting our rights to, or use and commercialization of, our eSVS Mesh, which could harm our business.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming.

Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

We are aware of patents issued to third parties that contain subject matter related to our technology. These or other third parties may assert that our eSVS Mesh infringes the claims in their patents or seek to expand their patent claims to cover aspects of our eSVS Mesh. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may be required to redesign our eSVS Mesh to avoid infringement, and it may not be possible to do so effectively. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could cause us to incur significant costs, place significant strain on our resources, divert management's attention from our business and harm our reputation and prevent us from commercializing our eSVS Mesh or any other product we may develop, which would have a significant adverse impact on our business. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the medical device industry, we employ individuals who were previously employed at other medical device companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If the core intellectual property relating to our eSVS Mesh reverts to Medtronic, our business will be adversely affected.

The core intellectual property relating to our eSVS Mesh, which constitutes most of our issued patents and our pending patent applications, was sold to us by Medtronic pursuant to an Assignment and License Agreement dated October 9, 2007. If we become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership or otherwise lose legal control of our business, all technology sold to us pursuant to our agreement with Medtronic, including the core intellectual property and patent rights related to our eSVS Mesh, may revert to Medtronic, upon notice by Medtronic. In addition, if we determine to cease commercializing our eSVS Mesh, Medtronic may cause the core intellectual property and patent rights related to our eSVS Mesh to revert to Medtronic. A dispute over the circumstances under which the core intellectual property rights revert to Medtronic could be expensive and time consuming, and any reversion of these rights to Medtronic would adversely affect our business.

Risks Related to Regulatory Approval and Other Government Regulations

We will be subject to government regulation, and we may not receive approval for our eSVS Mesh in the United States on a timely basis, if at all.

Our eSVS Mesh, product development activities and manufacturing processes are, and will continue to be, subject to extensive and rigorous scrutiny and regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the introduction of medical devices, as well as manufacturing, labeling and record keeping procedures for such products. The process of obtaining marketing clearance or approval for new medical products from the FDA is costly and time consuming, and there can be no assurance that such approval will be granted for our eSVS Mesh on a timely basis, if at all, or that the FDA review will not involve delays that would adversely affect our ability to commercialize our eSVS Mesh. Even if regulatory clearance or approval to market a product is obtained from the FDA, this clearance or approval may entail limitations on the indicated uses of the product. Marketing clearance or approval can also be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance.

The FDA will require us to file a Pre-Market Approval, or PMA, application with regard to our eSVS Mesh, and there is no assurance whatsoever that approval will be obtained. Even if approval is obtained, the process of obtaining a PMA is expensive, uncertain and lengthy, frequently requiring several years to complete. Changing FDA policies and requirements for PMA products may add additional uncertainty. Significant delay or failure to obtain FDA approval to market our eSVS Mesh would harm our business.

The FDA may not approve our investigational device exemption application for our eSVS Mesh, which would prevent us from conducting our clinical trials in the United States, and even if the FDA does grant such approval, our clinical trials may be more costly and burdensome than we currently anticipate, which would limit or delay our ability to complete clinical trials and ultimately market our eSVS Mesh in the United States.

If the FDA approves an IDE application to conduct a pivotal trial, the clinical study we conduct may have unanticipated complications and delays and may be more costly than we currently anticipate. The FDA may approve our IDE application with conditions relating to the scope or design of our clinical trials for which we have not planned. These conditions may require us to collect additional data, enroll more patients, spend more time and expend more resources than we currently anticipate, and these conditions may make a clinical trial in the United States more costly and time consuming than we currently plan. Any unanticipated costs and length of U.S. clinical trials would delay our ability to market our eSVS Mesh in the United States, which would harm our business.

If the FDA does not approve our IDE application, we would be unable to conduct a pivotal trial of our eSVS Mesh in the United States. If we are unable to conduct a pivotal trial in the United States, we would not be able to submit a PMA application and we would be unable to market our eSVS Mesh in the United States, which would have an adverse effect on our business.

Even if our eSVS Mesh is approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our eSVS Mesh, it could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of our eSVS Mesh is granted in the United States, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or effectiveness of the product. Later discovery of previously unknown problems with our eSVS Mesh, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

We will be highly dependent on third-party institutions to conduct our clinical testing, and the results of such testing may delay or prevent regulatory approval of our eSVS Mesh.

We rely on clinical investigators and clinical trial sites to enroll patients in our clinical trials and other third parties to manage our trials and to perform related data collection and analysis. However, we are not able to control the amount and timing of resources that clinical trial sites devote to our clinical trials. If these clinical investigators and clinical trial sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols, we will be unable to complete our planned trials, which could prevent us from obtaining regulatory approvals for our eSVS Mesh. Our agreements with clinical investigators and clinical trial sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our planned trials could be delayed or terminated. If these clinical investigators, clinical trial sites, or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, the FDA's good clinical practice regulations or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, our eSVS Mesh.

In addition, the data obtained from human clinical testing is subject to varying interpretations that could delay, limit or prevent regulatory approval, and delays or rejection may be encountered based upon changes in FDA policy for device approval during the period of development.

Our facilities will be subject to inspection by the FDA and international authorities, and we could face penalties if we are found to be non-compliant with the regulations of the FDA or international authorities.

The FDA and various other authorities will inspect our facilities from time to time to determine whether we are in compliance with regulations relating to medical device manufacturing, including regulations concerning design, manufacturing, testing, quality control, product labeling, distribution, promotion, and record keeping practices. A determination that we are in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures or, in extreme cases, criminal sanctions. Even if regulatory approvals to market a product are obtained from the FDA, such approvals may contain limitations on the indicated uses of our eSVS Mesh. The FDA could also limit or prevent the manufacture or distribution of our eSVS Mesh and has the power to require the recall of products. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that the future interpretations made by the FDA or other regulatory bodies with possible retroactive effect will not adversely affect us.

Our promotional and marketing activities will be subject to regulation by the FDA and international authorities, and we could face severe penalties if we are found to be promoting our eSVS Mesh for an unapproved use.

If the FDA or international authorities determine that our promotional materials or activities constitute promotion of our eSVS Mesh for an unapproved use, it could demand that we cease the use of or modify our promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or other materials to constitute promotion of our eSVS Mesh for an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Our success will also be dependent on complying with foreign regulatory requirements, and our inability to do so could result in sales of our eSVS Mesh being restricted internationally.

Our revenues will initially be dependent upon sales of our eSVS Mesh outside the United States. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We will rely heavily upon independent foreign distributors to comply with such foreign regulatory requirements. Our inability or failure, or the inability or failure of such foreign distributors, to comply with varying foreign regulation or the imposition of new regulations could restrict the sale of our eSVS Mesh internationally and thereby harm our business.

Legislation may negatively affect coverage and reimbursement levels for our eSVS Mesh.

Even if third-party payors provide adequate coverage and reimbursement for our eSVS Mesh, adverse changes in third-party payors' general policies toward reimbursement could preclude market acceptance for our eSVS Mesh and harm our potential sales and revenue growth, which in turn would harm our business. Recently, healthcare reform legislation was signed into law in the United States and we expect that there will continue to be legislative proposals for governmental controls over healthcare in the United States and other countries. Some third-party payors also require pre-approval of coverage or companies to demonstrate the superiority of their product before they will reimburse healthcare providers who use such devices or procedures.

The trend toward managed healthcare in the United States and other countries and legislation intended to reduce the cost of government insurance programs will significantly influence the purchase of healthcare services and products, and could result in lower or no reimbursement for our eSVS Mesh.

It is uncertain whether our eSVS Mesh will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

Our operations involve hazardous materials, and we must comply with environmental laws and regulations.

We are subject to a variety of state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. We currently generate small quantities of waste alcohol and acids, classifying us as a Very Small Quantity Generator with the Minnesota Pollution Control Agency, which requires us to comply with county and state registration requirements. We expect that compliance costs will be less than $5,000 for 2013. However, environmental laws could become more stringent over time, and we may increase the use of hazardous materials in our operations in the future, which could impose greater compliance costs on us and increase the risks and penalties associated with violations, any of which could harm our business. Compliance with future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. We could incur costs, fines and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes.

U.S. healthcare reform legislation includes provisions that may adversely affect our business and results of operations.

As the 2010 U.S. healthcare law continues to be phased in, we believe the law may have an impact on various aspects of our business operations. The law's Medicare payment reforms, such as accountable care organizations and bundled payments, may provide incentives for healthcare providers to reduce spending on our eSVS Mesh and reduce utilization of hospital procedures that use our eSVS Mesh if and when our eSVS Mesh receives FDA approval. Accordingly, while it is still too early to fully understand and predict the ultimate impact of the law on our business, ongoing implementation of this legislation could have a material adverse effect on our results of operations and cash flows.

Risks Related to Our Common Stock

Prior to our initial public offering, there had not been a public market for our common stock and our stock price may be volatile and decrease significantly in the future.

Prior to our initial public offering in February 2011, there had not been a public market for our common stock. We cannot predict the extent to which investors' interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile in the future. If an active trading market does not develop or is not sustained, investors may have difficulty selling any of our common stock. In addition to the risk factors discussed elsewhere in this section, the following factors, many of which are outside of our control, could cause the market price of our common stock to decrease significantly in the future:

- inconclusive or failed clinical trial outcomes of our eSVS Mesh;
- failure to achieve market acceptance for our eSVS Mesh;
- inability to manufacture our eSVS Mesh in adequate quantities or to commercial standards;
- departure of key personnel;
- inability to hire, train and retain qualified personnel to support our growth;

- variations in our quarterly operating results or those of companies that are perceived to be similar to us;
- announcements by our competitors of significant technological developments;
- changes in governmental regulations and standards;
- litigation related to patent infringement and product liability claims;
- changes to financial estimates by equity research analysts;
- sales of common stock or other securities by us in the future;
- decreases in market valuations of similar companies; and
- fluctuations in stock market prices and volumes.

Each of these factors, among others, could cause the market price of our stock to decline significantly in the future.

In addition, the stock markets have been extremely volatile. Securities class action litigation is often initiated against a company following a period of volatility in the market price of the company's securities. If class action litigation is initiated against us, we would incur substantial costs and our management's attention would be diverted from our operations.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable research or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. Equity research analysts may elect not to provide research coverage of our common stock, which may adversely affect the market price of our common stock. If equity research analysts do provide research coverage of our common stock, the price of our common stock could decline if one or more of these analysts downgrade our common stock or if they issue other unfavorable commentary about us or our business. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock by our existing stockholders could cause our stock price to decline and cause you to lose part or all of your investment.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. We may file registration statements with the SEC covering shares available for future issuance under our stock incentive plan or other shares sold by us or our stockholders. The market price of shares of our common stock may decrease significantly when the restrictions on resale by our existing stockholders lapse and our stockholders, warrant holders and option holders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and our ability to grow our business in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Cash and Cash Equivalents" below for more information.

If we fail to satisfy applicable listing standards, including maintenance of a minimum bid price of $1.00 per share, our common stock may be delisted from the NASDAQ Capital Market.

Our common stock is currently traded on the Nasdaq Capital Market. The Nasdaq Capital Market imposes, among other requirements, listing maintenance standards including a minimum bid price per share. On February 6, 2013, we received a notification letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC ("NASDAQ") notifying us that we are not in compliance with the Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule") because the closing bid price per share of our common stock had been below $1.00 per share for 30 consecutive trading days prior to the notification letter. On March 14, 2013, we received a notification letter from the NASDAQ indicating that we had regained compliance with the Bid Price Rule because our common stock had maintained a closing bid price of $1.00 per share or more for 10 consecutive trading days. However, there are no assurances that our closing bid price will maintain compliance with the Bid Price Rule and our common stock may be delisted from The Nasdaq Capital Market.

If our common stock were delisted from The NASDAQ Capital Market, the delisting could lead to a number of negative implications, including reduced liquidity in our common stock, the loss of federal preemption of state securities laws and greater difficulty in obtaining financing.

Our directors, executive officers and significant stockholders have substantial control over us and could limit stockholders' ability to influence the outcome of key transactions, including changes of control.

As of March 1, 2013, our directors and executive officers and their affiliated entities beneficially own 20.7% of our outstanding common stock. In addition, Kips Bay Investments, LLC beneficially owns 25.3% and Mr. Villafaña, our Chairman and Chief Executive Officer, beneficially owns 19.6% of our outstanding common stock, and together are able to control or influence significantly all matters requiring approval by our stockholders. Our directors, executive officers, significant stockholders and affiliated entities, if acting together, are able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from other stockholders, and they may vote in a way with which other stockholders disagree and that may be adverse to the interests of other stockholders. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and our certificate of incorporation allows us to authorize and issue preferred stock with rights and preferences superior to our common stock without stockholder approval.

Provisions of our certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

- set limitations on the removal of directors;
- limit who may call a special meeting of stockholders;
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;
- do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

- prohibit stockholder action by written consent unless unanimous, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive stockholders of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We do not intend to declare dividends on our common stock and stockholders should not expect to receive dividends on their common stock in the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, our stockholders should not expect to receive dividend income from shares of our common stock.

Raising additional capital may cause dilution to our stockholders or restrict our operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholders' ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect their rights as stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and harm our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease approximately 5,000 square feet of office, laboratory, manufacturing and warehouse space at 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota. The term of this lease originally ran from October 1, 2007 through September 30, 2010. In June 2010, we executed an amendment to our lease that extended the lease term through September 30, 2011. In May 2011, we executed a second amendment to our lease that extended the lease term through September 30, 2014. Under the terms of the second amendment, our base rent was reduced to the current market rate effective October 1, 2011, with scheduled increases of approximately 2.5% on October 1, 2012 and 2013. Our corporate offices, research and development facilities, prototype development, manufacturing, warehousing, and shipping facilities are located at this facility.

On June 2, 2011, we entered into an operating sub-lease agreement for approximately 2,800 square feet of office space adjoining our current facility. The term of this lease runs from June 15, 2011 through September 30, 2014. The monthly base rent amount is fixed over the entire term of the sub-lease.

Item 3. Legal Proceedings

We are not a party to any pending or threatened litigation.

Item 4. Mine Safety Disclosures

None.

Executive Officers of the Registrant

The name, age and position of each of our executive officers as of the date of this annual report are as follows:

Name	Age	Position
Manny Villafaña	72	Chairman of the Board and Chief Executive Officer
Scott Kellen	47	Chief Operating Officer, Chief Financial Officer and Secretary
Randall LaBounty	50	Vice President of Regulatory and Clinical Affairs
Michael Reinhardt	54	Vice President of Sales and Marketing

Manny Villafaña is our founder, and has been our Chairman of the Board and Chief Executive Officer since our inception in 2007. Prior to founding us and since 1999, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of CABG Medical, Inc., formed to develop an artificial coronary graft for use in bypass surgery. From 1987 to 2004, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of ATS Medical, Inc., which developed open-pivot mechanical heart valves. ATS Medical was subsequently acquired by Medtronic, Inc. From 1976 to 1982, Mr. Villafaña founded and served as President and Chairman of the Board of St. Jude Medical, Inc. From 1972 to 1976, Mr. Villafaña founded and served as President and Chairman of the Board of Cardiac Pacemakers, Inc., or CPI, a cardiac rhythm management company. CPI was ultimately acquired by Eli Lilly and Company, which spun out CPI as Guidant Corporation. Guidant was, in turn, purchased by Boston Scientific Corporation.

Mr. Villafaña has received numerous awards and honors, including the "Living Legend of Medicine" award from the International Society of Cardio Thoracic Surgeons, the Ellis Island Medal of Honor, the Grand Prize Recipient—Mediterranean Institute of Cardiology, the Ernst & Young LLP National Master Entrepreneur of the Year, the Boys and Girls Club of America Hall of Fame, induction into the Minnesota Business Hall of Fame and in 2010, was inducted into the Minnesota Science and Technology Hall of Fame.

Scott Kellen joined us as Chief Financial Officer, Vice President of Finance, and Secretary in February 2010, and became our Chief Operating Officer in March 2012. Mr. Kellen served as Director of Finance from 2007 to 2009 and Chief Financial Officer from February 1, 2009 to May 1, 2009 for Transoma Medical, Inc., including during the preparation of its proposed initial public offering, which was withdrawn in February 2008 due to deteriorated market conditions. From 2005 to 2007, Mr. Kellen served as the Corporate Controller for ev3 Inc. during the company's initial public offering and during additional follow-on offerings. From 2003 to 2005, Mr. Kellen served as Senior Audit Manager of Deloitte & Touche, LLP (now Deloitte LLP), providing auditing and consulting services to mid-size public companies. Mr. Kellen has spent more than 15 years in the medical device industry, serving early stage and growth companies that produced Class II and Class III devices. Mr. Kellen began his career with Deloitte & Touche in 1987. Mr. Kellen received a Bachelor of Science degree In Business Administration from the University of South Dakota and is a Certified Public Accountant, inactive.

Randall LaBounty joined us in May 2011 as our Vice President of Regulatory and Clinical Affairs. Mr. LaBounty has over 20 years of experience in medical device research with 16 years of experience in cardiovascular medical devices. Prior to joining Kips Bay Medical, Mr. LaBounty served as Vice President of Clinical Research at Osprey Medical, Inc., a company focused on preventing contrast-induced chronic kidney diseases in patients, from 2010 to 2011 and Vice President of Clinical and Regulatory Affairs at Lumen Biomedical, Inc. from 2005 to 2010. He has also held director-level positions at Atritech, Inc., ev3, Inc. and IntraTherapeutics, Inc. Mr. LaBounty has extensive experience with Class II and Class III medical products. He has been involved in all phases of the medical device approval process including the development of clinical and regulatory strategies, clinical trial execution, obtaining FDA IDEs, PMAs and 510(k) submissions. Internationally, he has successfully brought medical devices from initial clinical trials through to CE Mark approval. Mr. LaBounty has a Master of Science degree in Biostatistics and Bachelor of Science degree in Genetics and Cell Biology from the University of Minnesota.

Michael Reinhart joined us in May 2011 as our Vice President of Sales & Marketing. He has nearly 25 years of experience in the medical device industry. From 2009 to 2010, Mr. Reinhart served as Vice President of Global Marketing for ATS Medical Inc. which was focused on cardiac surgery and engaged in the development and commercialization of prosthetic heart valves, valvular repair devices and cryoablation products. ATS Medical was purchased in August, 2010 by Medtronic, Inc. From 2007 to 2009, Mr. Reinhardt served as an independent consultant providing strategic and operational planning and execution services to the medical device industry. Prior to 2007, Mr. Reinhardt had held several senior management level positions at companies including; St Jude Medical's Cardiac Surgery Division; C.R. Bard's Electrophysiology Division; Boston Scientific's Scimed Division; and Ethicon Endosurgery. He also has considerable International experience having worked extensively in the European and Asian markets. He has a broad spectrum of experience including working in the fields of general surgery, laparoscopic surgery, interventional cardiology, electrophysiology and cardiothoracic surgery. Mr. Reinhardt holds a B.A. in Marketing from Ohio University and a M.B.A. from Baruch College in New York, New York.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock began trading on the NASDAQ Global Market on February 11, 2011 under the symbol "KIPS" in connection with our initial public offering, and currently trades on the NASDAQ Capital Market.

As of March 22, 2013, there were 64 registered holders of our common stock.

Sale Price Information

The following table reflects high and low sales price information for our common stock for each fiscal quarter in fiscal years 2011 and 2012, as reported on the NASDAQ Global Market or NASDAQ Capital Market, as applicable.

(Per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012 High	**$1.80**	**$1.73**	**$2.28**	**$1.88**
2012 Low	**1.19**	**0.74**	**0.61**	**0.58**
2011 High	**$8.37**	**$6.37**	**$3.53**	**$1.94**
2011 Low	**5.71**	**2.85**	**1.06**	**1.00**

Dividends

We have never paid cash dividends on any of our securities. We currently intend to retain any earnings for use in operations and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Company

None.

Use of Proceeds

We completed our initial public offering of shares of common stock (the "Offering") during the first quarter of our 2011 fiscal year. The effective date of our registration statement relating to the Offering, filed on Form S-1 under the Securities Act of 1933 (File No. 333-165940), was February 10, 2011. A total of 2,062,500 shares of our common stock were registered and sold in the Offering. We also granted to Rodman & Renshaw, LLC, the lead underwriter in the Offering ("Rodman"), a warrant to purchase 103,125 shares of our common stock which became exercisable at a price of $10.00 per share on February 10, 2012 and expires on February 10, 2016.

The aggregate offering price of our securities sold was $16.5 million. The aggregate underwriting discount for shares sold in the offering was $1.2 million, none of which was paid to our affiliates. We incurred approximately $1.7 million of offering costs in connection with the Offering, including a non-accountable expense allowance to Rodman of $165,000. We received net proceeds from this Offering of approximately $13.6 million.

Through December 31, 2012, we have used $5.0 million of the net proceeds to fund the first milestone payment payable for the acquisition of certain intellectual property rights to our eSVS Mesh. We intend to use the remaining net proceeds from the Offering to fund the process of seeking regulatory approval to market our eSVS Mesh in the United States which includes human clinical trials; expand regulatory approval abroad; fund the development and testing of additional applications of our eSVS Mesh; and for working capital and general corporate purposes, including commercialization activities for our eSVS Mesh in select European and other international markets. Pending the uses described above, we have invested the remaining net proceeds in a variety of short-term, interest-bearing, investment grade securities.

Item 6. Selected Financial Data

The following tables summarize our selected financial data for the periods and as of the dates indicated. The selected financial data should be read in conjunction with, and are qualified by reference to, our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this annual report. The historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Statements of Comprehensive Income Data:					
Net sales	$ 226	$ 252	$ 223	$ —	$ —
Cost of sales	(98)	(91)	(77)	—	—
Gross profit	128	161	146	—	—
Operating expenses:					
Research and development	2,483	1,675	2,521	3,004	2,635
Selling, general and administrative	3,167	2,755	1,326	779	754
Milestone expense	—	—	5,000	—	—
Operating loss	(5,522)	(4,269)	(8,701)	(3,783)	(3,389)
Interest income	15	19	12	17	52
Interest expense	—	—	(1)	(181)	(390)
Realized gain on sale of short-term investments	—	—	46	—	—
Impairment of available for sale securities	—	—	—	—	(85)
Change in fair value of investor stock purchase option	—	—	(2,290)	610	—
Net loss before income taxes	(5,507)	(4,250)	(10,934)	(3,337)	(3,812)
Provision for income tax benefit	—	—	42	—	—
Net loss attributable to common stockholders	$ (5,507)	$ (4,250)	$ (10,892)	$ (3,337)	$ (3,812)
Basic and diluted net loss per share	$ (0.34)	$ (0.27)	$ (0.81)	$ (0.30)	$ (0.62)
Weighted average common shares outstanding—basic and diluted	16,402,363	15,557,969	13,431,661	11,069,342	6,100,767

(In thousands, except share and per share amounts)

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$10,350	$ 9,168	$3,784	$3,417	$ 1,124
Working capital	10,611	9,940	(18)	2,226	607
Total assets	11,856	10,667	6,172	3,740	1,452
Long-term debt, net	—	—	—	—	2,862
Total stockholders' equity (deficit)	$11,068	$10,407	$ 448	$2,512	$(2,016)

(in thousands)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of financial condition and results of operations together with our financial statements and the related notes included elsewhere in this annual report. This discussion and analysis contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under "Risk Factors" and elsewhere in this annual report.

Overview

Kips Bay Medical, Inc. ("we", "us", "our" or the "Company") was incorporated in the state of Delaware on May 1, 2007. We are a medical device company focused on manufacturing and commercializing our external saphenous vein support technology, or eSVS Mesh, for use in coronary artery bypass grafting ("CABG") surgery. Our eSVS Mesh is a nitinol mesh sleeve that, when placed on the outside of a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the saphenous vein graft. CABG surgery is one of the most commonly performed cardiac surgeries in the United States. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest wall and the saphenous vein from the leg, and attach the harvested vessels to the heart in order to bypass, or provide blood flow around, blocked coronary arteries. We believe the use of our eSVS Mesh with saphenous vein grafts in CABG surgery will improve the long-term outcome of CABG procedures, including improved openness, or patency, and improved blood flow characteristics through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.

We received authorization to apply the CE Mark to our eSVS Mesh in May 2010 and we began marketing and commenced shipments in select international markets in June 2010. Our eSVS Mesh is a novel product and we are not aware of the establishment of any specific or supplemental reimbursements for our eSVS Mesh. Given the budgetary pressures in Europe, our sales to date have been limited.

We are currently conducting a feasibility trial for the U.S Food and Drug Administration ("FDA"). This trial is a multi-center, randomized study of external saphenous vein support using our eSVS Mesh in CABG Surgery and is titled the eMESH I study. The objective of this study is to demonstrate the initial safety and performance of the eSVS Mesh for use as an external saphenous vein graft ("SVG") support device during CABG surgery. The Company expects to enroll up to 120 patients at eight European and four U.S. sites and further expects to use the data from this study as the basis for the filing of a request for an investigational device exemption ("IDE") to perform a larger pivotal study which is required to demonstrate clinical effectiveness and support a request for approval to sell our eSVS Mesh in the United States. Enrollments in this trial commenced in late August 2012 at the Bern University Hospital, Bern, Switzerland and in February 2013 at the Northeast Georgia Medical Center in Gainesville, Georgia. The primary safety endpoint is the 30 day rate of MACE, defined as the rate of the composite of total mortality, myocardial infarction (heart attack), and/or coronary target vessel revascularization (percutaneous coronary intervention or CABG) within 30 days of the procedure. The eSVS Mesh performance will be evaluated based upon the angiographic patency rate of the enrolled grafts, where patency is defined as less than 50% stenosis, or blockage, of the SVG at six months after surgery. We are currently working through the internal review and approval process with a number of leading cardiac centers in Europe and the United States to expand the total number of research sites to 12. As of March 1, 2013, six sites have received ethics committee approval and are actively recruiting patients for this study.

On November 8, 2012, we announced that the U.S. FDA had approved with conditions our IDE to include four U.S. study sites in the eMESH I clinical feasibility trial of our eSVS Mesh. In its approval, the FDA also indicated that it was allowing a staged enrollment within the United States starting with five patients. In January 2013 the FDA expanded their approval to allow for 15 patients. We are required to provide six-month follow-up angiogram data for five U.S. patients or, alternatively, a combination of 10 patients from inside and outside the United States, for the FDA to review. If the FDA determines that these angiograms are acceptable, we expect to receive the approval from the FDA to enroll the remaining 35 U.S. patients initially requested by us.

On March 7, 2013, in response to additional information we provided to the FDA, the FDA notified us that we had satisfactorily addressed the conditions indicated by the FDA in the their November 8, 2012 approval noted above.

Upon completion of this study, we expect to request an IDE for a pivotal study in the U.S. However, we could be delayed by adverse clinical results or regulatory complications, and we may never receive an IDE for a pivotal study or U.S. marketing approval.

In December 2012, we completed a public offering of 10,000,000 shares of our common stock at a purchase price of $0.65 per share. All shares sold in this offering were newly issued by the Company. Gross proceeds from this offering were $6.5 million. After deducting the underwriting commissions and other expenses, we realized net proceeds of approximately $5.4 million. As additional consideration for this transaction, we issued options to purchase 500,000 shares of our common stock to the underwriter and its designees. These options have a five year term, an exercise price of $0.8125 per share or 125% of the purchase price of shares sold in this public offering, and become exercisable on December 21, 2013, one year after the effective date of this public offering. On January 28, 2013, we issued an additional 475,000 shares to the underwriter at a purchase price of $0.65 per share pursuant to the underwriter's partial exercise of its over-allotment option from this public offering.

As of December 31, 2012, we had an accumulated deficit of $29.9 million. We expect our losses to continue as we pursue commercialization of and further regulatory approvals for our eSVS Mesh. Prior to completing our initial public offering ("IPO") in February 2011, we had financed our operations primarily through the private placement of convertible debt and equity securities.

Successful completion of our development programs and, ultimately, our ability to generate revenues and attain profitable operations are dependent on future trends or events, including:

- The availability of adequate reimbursement levels in each jurisdiction. The trend toward managed healthcare in the United States and other countries and legislation intended to reduce the cost of government insurance programs will significantly influence the purchase of healthcare services and products, and could result in lower or no reimbursement for our eSVS Mesh. If we are unable to obtain adequate reimbursement levels in a sufficient number of jurisdictions, our revenues and gross margins will be harmed.

- The willingness of qualified distributors to agree to sell our eSVS Mesh in each of the markets in which we are approved. We have identified a number of independent distributors to conduct sales in Europe, and we have entered into agreements for distribution in Switzerland, Italy, Germany, France, Spain, Belgium, the Netherlands, Luxembourg and the United Kingdom. We have also entered into an agreement with an independent distributor to conduct sales in the United Arab Emirates. We may not be able to enter into additional distribution agreements on favorable terms or in a timely manner, which may harm our operating results.

- Our ability to negotiate satisfactory pricing with qualified distributors. If we are unable to negotiate satisfactory pricing with qualified distributors in connection with their engagement, our revenues and gross margins may be harmed.

- The pace at which we can train sales representatives of qualified distributors. We believe we have engaged and we intend to further engage distributors that have experienced sales representatives who we expect to be able to train cardiac surgeons on the advantages and features of our eSVS Mesh in a timely manner. In addition, our clinical trial experience has shown that training of cardiac surgeons can occur in a short period of time, normally less than two days, but may take longer. If we are unable to train cardiac surgeons in a timely manner, our operating results may be harmed.
- Compliance with regulatory requirements for medical devices. These regulatory requirements are extensive, and we believe they will continue to expand. We expect a substantial amount of our expenses will be used for compliance with these regulatory requirements, including in connection with conducting clinical trials, regulatory submissions and ongoing compliance.
- The level of acceptance of our eSVS Mesh in the marketplace. If our eSVS Mesh is unable to achieve market acceptance, our revenues will be limited.

Key Components of Our Results of Operations

Net Sales

We received CE Mark approval in May 2010 and began marketing and commenced shipments of our eSVS Mesh in select European markets in June 2010. We sell our eSVS Mesh to distributors who, in turn, sell to hospitals and clinics. The pricing in all distributor agreements is denominated in U.S. dollars and provides for the transfer of title when we ship our eSVS Mesh to the distributors. We invoice shipping charges to our distributors and include them in net sales. We expense shipping costs at the time we report the related revenue and record them in cost of sales.

Cost of Sales

We fabricate our eSVS Mesh both at our facility and at a contract manufacturer. We conduct final assembly and packaging at our facility. Our cost of sales consists primarily of purchased components, direct labor, allocated manufacturing overhead and royalties payable to Medtronic, Inc. ("Medtronic").

Research and Development Expenses

Since our inception, we have focused our activities on the development of our eSVS Mesh. We expense both internal and external research and development costs as incurred. Research and development costs include the costs to design, develop, test, seek approval for, and enhance our eSVS Mesh and production processes. Expenses related to research and development consist primarily of personnel costs, including salaries, benefits and stock-based compensation, product development, preclinical and clinical trials, professional service fees, materials and supplies and facilities-related costs. We expense amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain.

While our research and development expenses to date have been focused on product development and evaluating the feasibility of our eSVS Mesh, we expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical trials. These expenditures are subject to numerous uncertainties in timing and costs to complete. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product applications or programs in order to focus our resources on more promising product applications. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product. The cost of clinical trials may vary significantly over the life of the trial as a result of differences arising during the clinical trial, including:

- the number of sites included in the clinical trials;
- the length of time required to enroll suitable patient subjects;
- the number of patients that participate in the clinical trials; and
- the duration of patient follow-up.

Our reported expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple clinical trial sites and by contract research organizations ("CROs") which provide support to us in the conduct of the clinical trials. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled. If timelines or contracts are modified based upon changes to the clinical trial design or scope of work to be performed, we modify our estimates of accrued expenses accordingly.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of salaries and benefits and other costs, including stock-based compensation, for our executive and administrative personnel; legal and other professional fees; travel, sales and marketing costs; insurance and other corporate costs. We have incurred a significant increase in selling general and administrative expenses as a result of becoming a public company in February 2011. These increases have included increased costs for insurance, costs related to quarterly, annual and other periodic filings with the SEC and payments to outside consultants, lawyers and accountants. We have also incurred significant costs to comply with the corporate governance, internal controls and similar requirements applicable to public companies.

Milestone Expense

As consideration for the purchase of the core intellectual property relating to our eSVS Mesh, we have agreed to pay Medtronic an aggregate of up to $15.0 million upon the achievement of certain sales milestones. The milestones and related payments consist of $5.0 million due on the one-year anniversary of the first commercial sale of our eSVS Mesh, $5.0 million due when our cumulative net sales reach $15.0 million and $5.0 million due when our cumulative net sales reach $40.0 million. We recorded our first commercial sale in June 2010 and accrued an expense for the first milestone obligation at that time. This milestone was paid in June 2011.

Interest Income

Interest income consists of interest earned on investments in bank certificates of deposits, money market funds, commercial paper and corporate debt.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 2 to our financial statements, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Revenue Recognition

We sell our eSVS Mesh to international distributors, which subsequently resell it to hospitals and clinics. We recognize revenue in accordance with generally accepted accounting principles as outlined in SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*, and Accounting Standards Codification ("ASC") 605-10-S99; specifically, when persuasive evidence of an arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured.

We recognize revenue as products are shipped based on agreements with each of our distributors, which provide that title and risk of loss pass to the distributor upon shipment of the products to the distributor and do not provide the distributors a right of return.

Research and Development Expenses

We expense research and development costs, including clinical trial costs, when incurred, consistent with the guidance of ASC 730, *Research and Development*. All of our clinical trials are performed at clinical trial sites and certain trials are administered by CROs. We accrue costs for clinical trials based on estimates of work performed under the contracts. Costs of setting up clinical trial sites are accrued immediately. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled.

All material clinical trial and CRO contracts are terminable by us upon written notice and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

Stock-Based Compensation

Stock-based incentive awards are accounted for under the provisions of FASB ASC 718, *Compensation—Stock Compensation*, which requires companies to measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. In addition, we are required to estimate the amount of expected forfeitures when calculating the compensation costs, instead of accounting for forfeitures as they occur. All of our previously awarded options were classified as equity instruments and continue to maintain their equity classification.

The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model with the assumptions described in the following sentences. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term. Expected volatility and forfeiture rates are based on the volatility rates of a set of guideline companies, which consist of public and recently public medical technology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term is determined using the simplified method allowed by SEC Staff Accounting Bulletin No. 110. Prior to the completion of our initial public offering in February 2011, the fair value of our common stock was determined by our Board of Directors at each award grant date based upon a variety of factors, primarily the most recent purchase prices of our common stock issued to third parties in arms-length transactions, but also the progress of our product development, the progress of our preclinical and clinical testing, and the risks associated with our business plan. If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions in determining the fair market value of our common stock.

We grant options to employees and non-employees, including members of our Scientific Advisory Board. Option grants to employees have a maximum term of ten years and generally vest over four years at the rate of 25% of the total shares underlying the option each year. Options granted to non-employees have a maximum term of ten years and generally vest over three years with 25% of the total shares underlying the option vesting on the date of grant and 25% of the total shares vesting in each of the next three years.

Option grants to non-employees have been made in conjunction with and as sole consideration for their service as advisors to us. Certain of these advisors have also purchased shares of stock in our private placement offerings, but none beneficially own 5% or more of our outstanding common stock. The fair value of options granted to non-employees is measured at each reporting date until the option, or respective portion of the option, vests and the expense recorded by us is updated accordingly. See Note 9 to our financial statements included elsewhere in this annual report for additional information.

Results of Operations

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011 (in thousands)

	Year Ended December 31,		Percent Change
	2012	2011	
Net sales	$ 226	$ 252	(10.3)%
Cost of sales	(98)	(91)	7.7
Gross profit	128	161	(20.5)
Operating expenses:			
Research and development	2,483	1,675	48.2
Selling, general and administrative	3,167	2,755	15.0
Total operating expenses	5,650	4,430	27.5
Other income (expense):			
Interest income	15	19	(21.1)
Net loss before income tax	$(5,507)	$(4,250)	29.6%

Cost of sales, research and development expenses and selling, general and administrative expenses include non-cash stock-based compensation expense as a result of our issuance of stock options and restricted stock grants. We expense the fair value of equity awards over their vesting periods. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. The equity awards granted through December 31, 2012 vest upon time-based conditions. We expect to record additional non-cash compensation expense in the future, which may be significant. The following table summarizes the stock-based compensation expense in our statements of comprehensive income for the years ended December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,	
	2012	2011
Cost of sales	$ 29	$ 46
Research and development	150	153
Selling, general and administrative	409	293
Total stock-based compensation	$588	$492

Net Sales and Gross Profit

Our net sales decreased to $226,000 in 2012, a decrease of 10.3% from $252,000 in 2011. Our gross profit decreased to $128,000 in 2012, a decrease of 20.5% from $161,000 in 2011. The decrease in net sales and gross profit in 2012 was the result of reduced demand from our distributors in southern Europe which are most affected by national budget problems. We are not aware of any specific or supplemental reimbursement for our eSVS Mesh and we expect sales to continue at modest levels until additional clinical study data is available.

Research and Development

Our research and development ("R&D") expenses increased 48.2% from $1.7 million in the year ended December 31, 2011 to $2.5 million for the year ended December 31, 2012. These increases were driven by increases in clinical study and product development activities related to our eSVS Mesh. In November 2011 we began enrolling patients in post-market studies and in August 2012 began enrolling patients in Europe for a feasibility study for the FDA. During 2012, we also commenced product development efforts intended to support expanding our product labeling to include the use of alternate sealants and to allow physicians to use our eSVS Mesh when performing sequential grafts. We expect that our research and development costs will increase slightly as we conduct our eMESH I clinical feasibility trial for the U.S. FDA.

Selling, General and Administrative

Selling, general and administrative expenses increased 15.0% from $2.8 million in the year ended December 31, 2011 to $3.2 million in the year ended December 31, 2012. These increases were caused by a combination of factors which include: compliance costs associated with becoming a public company in February 2011, costs associated with the expansion of our management team, professional service fees and costs incurred to support our commercial sales activity. The increased costs related to the expansion of our management team and board of directors, both as part of becoming a public company and to support our commercial sales, included approximately $117,000 of increased stock-based compensation expenses for calendar 2012. We expect SG&A expenses to remain relatively stable as we continue to pursue our international sales and marketing efforts.

Interest Income

Interest income decreased from $19,000 in the year ended December 31, 2011 to $15,000 in the year ended December 31, 2012. The decrease resulted from the reduction in our investable cash as we generated operating losses and negative cash flows during the year ended December 31, 2012.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010 (in thousands)

	Year Ended December 31,		Percent Change
	2011	2010	
Net sales	$ 252	$ 223	13.0%
Cost of sales	(91)	(77)	18.2
Gross profit	161	146	10.3
Operating expenses:			
Research and development	1,675	2,521	(33.6)
Selling, general and administrative	2,755	1,326	107.8
Milestone expense	—	5,000	—
Total operating expenses	4,430	8,847	(49.9)
Other income (expense):			
Interest income	19	12	58.3
Interest expense	—	(1)	—
Realized gain on sale of short-term investment	—	46	—
Change in fair value of investor stock purchase option	—	(2,290)	—
Net loss before income tax	$(4,250)	$(10,934)	(61.1)%

Cost of sales, research and development expenses and selling, general and administrative expenses include non-cash stock-based compensation expense as a result of our issuance of stock options and restricted stock grants. We expense the fair value of equity awards over their vesting periods. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. The equity awards granted through December 31, 2011 vest upon time-based conditions. The following table summarizes the stock-based compensation expense in our statements of comprehensive income for the years ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31,	
	2011	2010
Cost of sales	$ 46	$ 12
Research and development	153	520
Selling, general and administrative	293	93
Total stock-based compensation	$492	$625

Net Sales and Gross Profit

Our net sales increased to $252,000 in 2011, an increase of 13.0% from $223,000 in 2010. Our gross profit increased to $161,000 in 2011, an increase of 10.3% from $146,000 in 2010. The increase in net sales and gross profit in 2011 results from having a full year of sales compared with 2010 in which we commenced commercial sales of our eSVS Mesh in June 2010.

Research and Development

Our R&D expenses decreased 33.6% from $2.5 million in the year ended December 31, 2010 to $1.7 million for the year ended December 31, 2011. This decrease was driven by significant activities which were substantially completed in 2010, including product development for our eSVS Mesh, the follow-up from our international feasibility trial, as well as the effects of the decline in the market value of our common stock during 2011 on the value of and recorded expense for unvested stock options awarded to non-employees. These changes caused decreases of approximately $465,000, $70,000 and $340,000, respectively. These decreases were partially offset by costs associated with the initiation of our European post-market studies, which began enrolling patients in November 2011.

Selling, General and Administrative

Selling, general and administrative expenses increased 107.8% from $1.3 million in the year ended December 31, 2010 to $2.8 million in the year ended December 31, 2011. These increases were driven primarily by an additional $465,000 of costs incurred in conjunction with becoming a public company in February 2011. In addition, we expanded our management team to support our both the requirements associated with being a public company and to support our commercial sales activity. Increased costs related to the expansion of our management team and sales & marketing were approximately $530,000 and $284,000, respectively.

Milestone Expense

Our milestone expense for the year ended December 31, 2010 was $5.0 million. We recorded this milestone expense in conjunction with the first commercial sale of our eSVS Mesh and it represents the first sales milestone under our Assignment and License Agreement with Medtronic. Under the provisions of this agreement, the payment of this milestone was due on the first anniversary of our first commercial sale of the eSVS Mesh, or June 2011, and was paid at that time. No additional milestones under the Assignment and License Agreement were attained in 2011.

Interest Income

Interest income increased from $12,000 in the year ended December 31, 2010 to $19,000 in the year ended December 31, 2011. The increase resulted from the investment of the net proceeds from our February 2011 IPO partially offset by declines in short-term interest rates from 2010 to 2011.

Change in Fair Value of Investor Stock Purchase Option

The change in fair value of investor stock purchase option was a loss of $2.3 million in 2010. This loss resulted from a modification to the second Kips Bay Investments, LLC ("KBI") stock purchase option, which resulted in an increase in the estimated fair value of the option of $2.3 million. KBI exercised this option in February 2010.

Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods prior to the current year. The state of Minnesota enacted a change to their tax code which made the Minnesota Research Tax Credit a refundable credit for fiscal years starting on or after January 1, 2010. Based upon our research and development costs which qualify under the Minnesota tax code, we recorded an income tax benefit of $0, $0 and $42,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, we had net operating loss carryforwards of approximately $18.9 million and $7.3 million for federal and state income tax purposes, respectively. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2028 and 2023, respectively. We also had federal and state research and development tax credit carryforwards of approximately $167,000 and $41,000, respectively, which if not utilized will begin to expire in 2026 and 2022, respectively. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if we experience an "ownership change" that may occur, for example, as a result of our public offering of common stock in December 2012 and IPO in February 2011 aggregated with certain other sales of our stock before or after these offerings. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of December 31, 2012 and 2011 and for each of fiscal years ended December 31, 2012, 2011 and 2010, and is intended to supplement the more detailed discussion that follows (in thousands):

Liquidity and Capital Resources	December 31, 2012	December 31, 2011
Cash and cash equivalents	$ 9,403	$6,211
Short-term investments	947	2,957
Working capital	10,611	9,940

Cash Flow Data	Year Ended December 31, 2012	2011	2010
Cash provided by (used in):			
Operating activities	$(4,203)	$(8,105)	$(4,378)
Investment activities	1,818	(2,952)	471
Financing activities	5,577	13,720	4,986
Net increase in cash and cash equivalents	$ 3,192	$ 2,663	$ 1,079

Cash and Cash Equivalents

Our total cash resources, including short-term investments, as of December 31, 2012 were $10.4 million compared to $9.2 million as of December 31, 2011. As of December 31, 2012, we had $788,000 in current liabilities and $10.6 million in net working capital. As of December 31, 2011, we had $260,000 in current liabilities and $9.9 million in net working capital. The increase in our total cash resources resulted from the net proceeds of our public offering of common stock in December 2012, offset by cash used in operations for 2012. The increase in our current liabilities as of December 31, 2012 was caused by a combination of costs accrued in conjunction with our public offering of common stock and costs incurred in the conduct of our eMESH I clinical feasibility trial.

As we continue to pursue regulatory approvals and continue the process of commercializing our eSVS Mesh in international markets we expect to continue to incur substantial losses, which will continue to generate negative net cash flows from operating activities.

Prior to our February 2011 IPO, we had funded our operations primarily through private sales of common stock and convertible debt. As of February 2011, we had received net proceeds of approximately $12.6 million from the sale of equity securities, and net proceeds of approximately $3.0 million from the issuance of the convertible notes payable, all of which have been converted into common stock.

In our December 2012 public offering of common stock, we sold 10,000,000 shares of common stock receiving net proceeds of $5.4 million. We intend to use the net proceeds from this offering to seek regulatory approval to market our technology in the United States; to expand regulatory approval abroad; to develop and test additional applications of our eSVS Mesh; and for working capital and general corporate purposes.

On October 24, 2011, we entered into a common stock purchase agreement (the "Purchase Agreement") with Aspire Capital Fund, LLC, an Illinois limited liability company ("Aspire Capital"), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of shares of our common stock over a three year period at purchase prices determined in accordance with the Purchase Agreement.

This Agreement was terminated on December 28, 2012 in conjunction with the closing of our public stock offering completed on the same date. We incurred no costs in conjunction with terminating this agreement. In April 2012, we sold 100,000 shares of common stock to Aspire Capital pursuant to the Purchase Agreement for net proceeds of $135,000.

In the future, we may seek, or have a need, to raise additional funds through various sources, such as equity and debt financings, or through strategic collaborations and license agreements. We cannot assure that we will be able to secure such additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs. We expect that the proceeds from our December 2012 public offering of common stock and prior initial public offering will be sufficient to fund our planned operations for at least the next 12 months, and we have no current intention to enter into a credit facility or loan agreement. We do not anticipate any adverse effects stemming from the lack of available credit facilities at this time.

Net Cash Used in Operating Activities

Net cash used in operating activities was $4.2 million in 2012, $8.1 million in 2011, and $4.4 million in 2010. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, non-cash stock-based compensation, changes in the fair value of the KBI stock purchase option liability and the effects of changes in operating assets and liabilities.

Under the provisions of the Assignment and License Agreement with Medtronic, Inc., our first milestone payment obligation of $5.0 million was due and payable on the one year anniversary of the first commercial sale of our eSVS Mesh. We accrued this milestone expense in June 2010 and remitted the payment in June 2011.

Net Cash Provided by (Used in) Investment Activities

Net cash provided by (used in) investment activities was $1.8 million in 2012, ($3.0) million in 2011 and $471,000 in 2010. Cash used in or provided by investment activities is related to purchases and sales of short-term investments and purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $5.6 million in 2012, $13.7 million in 2011 and $5.0 million in 2010. Net cash provided by financing activities was primarily attributable to proceeds from public offerings of our common stock and private sales of our common stock.

Capital Requirements

We expect to incur substantial expenses and generate significant operating losses as we continue to execute our business strategy including:

- conducting clinical trials to obtain regulatory approval for our eSVS Mesh in the United States;
- commercializing our eSVS Mesh in select European and other international markets;
- conducting pre-clinical and clinical trials to expand indications for our eSVS Mesh and to pursue other product development initiatives;
- hiring additional personnel for managerial, research and development, operations and other functions;
- expanding our facilities to increase our manufacturing and development capabilities; and
- implementing new operational, financial and management systems to comply with SEC requirements.

Our future capital uses and requirements depend on numerous current and future factors. These factors include, but are not limited to, the following:

- our ability to demonstrate safety and effectiveness of our eSVS Mesh;
- the selling price of our eSVS Mesh to distributors and the price that distributors charge hospitals;
- the rate of progress in establishing reimbursement arrangements with third-party payors;
- the effect of competing technological and market developments;
- the cost and delays in product development that may result from changes in regulatory oversight applicable to our eSVS Mesh;
- the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;
- the cost of expanding our commercial operations, including our selling and marketing efforts;
- our ability to establish and maintain effective relationships with independent distributors;
- the rate at which physicians adopt our eSVS Mesh for use in CABG surgery; and
- the progress of preclinical and clinical trials required to support our applications for regulatory approvals, including our human clinical trials in the United States.

We expect that our existing resources as of the date of this annual report, which includes $5.4 million of net proceeds from our December 2012 public offering of common stock, in addition to our cash, cash equivalents and short-term investments, to be sufficient to fund our planned operations for at least the next 12 months. However, we may require significant additional funds earlier than we currently expect in order to conduct additional clinical trials to obtain regulatory approvals of our eSVS Mesh. To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholders' interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and harm our business.

If adequate funds are not available, we may be required to terminate, significantly modify or delay our development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to our technologies or product candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

Contractual Obligations, Commitments and Contingencies

To date, we have not entered into long-term minimum purchase commitments with suppliers. Our principal commitments consist of obligations under the lease for our facility in Minneapolis, Minnesota, and certain office equipment.

The following table summarizes our outstanding contractual obligations as of December 31, 2012 (in thousands):

	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating lease obligations	$152	$85	$67	$—	$—

The operating lease obligation for our corporate facilities ends September 30, 2014.

Royalty Payments

The core intellectual property relating to our eSVS Mesh was sold to us by Medtronic pursuant to an Assignment and License Agreement dated October 9, 2007. Pursuant to the Assignment and License Agreement, Medtronic also sold to us intellectual property relating to a brushed ePTFE vascular graft, or the Brushed Graft Product.

As consideration for the sale of intellectual property relating to the eSVS Mesh and the Brushed Graft Product and other rights granted by the Assignment and License Agreement, we have agreed to pay Medtronic an aggregate of up to $20.0 million upon the achievement of certain sales milestones relating to our eSVS Mesh and the Brushed Graft Product and a royalty of 4% on sales of our eSVS Mesh and any future sales of the Brushed Graft Product. This royalty will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reach $100.0 million. In June 2011, we paid the first $5.0 million milestone payment. In addition, we have recorded royalty expense of $8,000 and $10,000 for the years ended December 31, 2012 and 2011, respectively.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Regulation S-K Item 303(a)(4).

Recent Accounting Pronouncements

In December 2011, FASB issued ASU 2011-12, *Comprehensive Income*, or ASU 2011-12, which amended ASU 2011-05 *Presentation of Comprehensive Income*. These accounting updates require entities to present items of net income and other comprehensive income either in a single continuous statement, or in separate, but consecutive, statements of net income and other comprehensive income. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Since this standard impacts disclosure requirements only, adoption of this pronouncement did not have an impact on our results of operations or financial condition.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this annual report include, but are not limited to, statements regarding uses for and benefits of our technology, outlooks for our industry and our markets, the timing of, strategy and expectations for governmental approvals, reimbursement and product introductions and commercialization, expansion of and effects of domestic and foreign governmental regulations, levels of and use of research and development and SG&A expenditures, commencement, design, enrollment rate and cost of preclinical and clinical trials, intellectual property protection, future competition, adequacy of our manufacturing and supply operations, expansion of our employee base, environmental compliance costs, stock price, listing and volatility expectations, dividend expectations, our expectations regarding future losses, future expenses and future financing, milestone payments, increased costs as a public company, future tax benefits, use of proceeds from our December 2012 and initial public offerings, non-cash compensation expense expectations, future sales levels, the adequacy of our capital resources to fund future expenditures, and operating and capital requirement expectations. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

- our ability to commercialize our eSVS Mesh technology;
- our ability to obtain and maintain foreign and domestic regulatory approval of our eSVS Mesh technology;
- our ability to obtain coverage and reimbursement from third-party payors for our eSVS Mesh technology and the extent of such coverage;
- the successful development of our distribution and marketing capabilities;
- our ability to attract and retain scientific, regulatory, and sales and marketing support personnel;
- our ability to obtain and maintain intellectual property protection for our eSVS Mesh technology;
- any future litigation regarding our business, including product liability claims;
- changes in governmental laws and regulations relating to healthcare;
- the availability and cost of third-party products and the ability of our suppliers to timely meet our demands;
- changes affecting the medical device industry;
- general and economic business conditions; and
- the other risks described under Item 1A. "Risk Factors" in this annual report.

You should read these risk factors and the other cautionary statements made in this annual report as being applicable to all related forward-looking statements wherever they appear in this annual report. We cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. You should read this annual report completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not required.

Item 8. Financial Statements and Supplementary Data

Index To Financial Statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in the report entitled *Internal Control—Integrated Framework* published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO. Based on this assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which exempts smaller reporting companies from the auditor attestation requirement.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

As set forth under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Cash and Cash Equivalents," on December 28, 2012, in conjunction with the closing of our public stock offering completed on the same date, we terminated our common stock purchase agreement, dated October 24, 2011, with Aspire Capital Fund, LLC ("Aspire"). The agreement provided that, upon the terms and subject to the conditions and limitations set forth therein, Aspire was committed to purchase up to an aggregate of $20.0 million of shares of our common stock over a three year period at purchase prices determined in accordance with the agreement. We incurred no costs in conjunction with terminating the agreement.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Other than the information included in Part I of this Form 10-K under the heading "Executive Officers of the Registrant," the information required by Item 10 is incorporated by reference to the sections entitled "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," which will appear in our definitive proxy statement for our 2013 Annual Meeting.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference to the sections entitled "Executive Compensation," "Director Compensation" and "Compensation Committee," which will appear in our definitive proxy statement for our 2013 Annual Meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated herein by reference to the section entitled "Principal Stockholders," which will appear in our definitive proxy statement for our 2013 Annual Meeting.

Equity Compensation Plan Information

The following table provides information concerning the Kips Bay Medical, Inc. 2007 Long-Term Incentive Plan, which was adopted by the Board of Directors and approved by stockholders in July 2007, as of December 31, 2012, and certain additional equity issuances not approved by the Company's stockholders.

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,174,250	$ 3.64	601,750
Equity compensation plans not approved by security holders:			
Public offering of common stock December 2012(1)	500,000	0.8125	—
Initial public offering February 2011(2)	103,125	10.00	—
Totals	1,777,375	$ 3.21	601,750

(1) Represents options to purchase our common stock issued to the underwriter and its designees in our December 2012 public offering of common stock.

(2) Represents options to purchase our common stock issued to the underwriters and their designees in our IPO.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated herein by reference to the sections entitled "Corporate Governance—Independence" and "Certain Relationships and Related Party Transactions," which will appear in our definitive proxy statement for our 2013 Annual Meeting.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated herein by reference to the sections entitled "Audit Fees" and "Audit Committee Pre-Approval Policies and Procedures," which will appear in our definitive proxy statement for our 2013 Annual Meeting.

PART IV

Item 15. Exhibits, Financial Statements Schedules

(a) Financial Statements, Financial Statement Schedules, and Exhibits:

(1) Financial Statements

The financial statements filed as part of this filing are listed on the index to the Financial Statements and Supplementary Data, Part II. Item 8, on page 65.

(2) Financial Statement Schedules

Schedules not listed above have been omitted because they are not applicable or not required or the information required to be set forth therein is included in the Financial Statements and Supplementary Data, Part II. Item 8, or notes thereto.

(3) Exhibits

Exhibits are listed in the exhibit index following the financial statement pages. The exhibits include management contracts, compensatory plans and arrangements required to be filed as exhibits to the Form 10-K by Item 601(b)(10)(iii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013

KIPS BAY MEDICAL, INC.

By: /s/ MANNY VILLAFAÑA

Manny Villafaña
Chairman of the Board and
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes **Scott Kellen** as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ MANNY VILLAFAÑA Manny Villafaña	Chairman and Chief Executive Officer (principal executive officer)	March 28, 2013
/s/ SCOTT KELLEN Scott Kellen	Chief Operating Officer and Chief Financial Officer (principal financial and accounting officer)	March 28, 2013
/s/ ROBERT E. MUNZENRIDER Robert E. Munzenrider	Director	March 28, 2013
/s/ ARCH C. SMITH Arch C. Smith	Director	March 28, 2013
/s/ ROBERT J. SHEEHY Robert J. Sheehy	Director	March 28, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Kips Bay Medical, Inc.

We have audited the accompanying balance sheets of Kips Bay Medical, Inc. as of December 31, 2012 and 2011, and the related statements of comprehensive income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kips Bay Medical, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Minneapolis, Minnesota
March 28, 2013

Kips Bay Medical, Inc.

Balance Sheets

(In thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,403	$ 6,211
Short-term investments, net	947	2,957
Accounts receivable, net of allowance for doubtful accounts of $0 and $14 as of December 31, 2012 and 2011, respectively	31	40
Inventories	915	892
Prepaid expenses and other current assets	103	100
Total current assets	11,399	10,200
Property and equipment, net	457	467
Total assets	$ 11,856	$ 10,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 333	$ 85
Accrued liabilities	455	175
Total current liabilities	788	260
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Undesignated stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2012 and 2011, respectively	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, 26,346,079 and 16,245,579 issued and outstanding as of December 31, 2012 and 2011, respectively	263	162
Additional paid-in capital	40,655	34,591
Accumulated other comprehensive loss	—	(3)
Accumulated deficit	(29,850)	(24,343)
Total stockholders' equity	11,068	10,407
Total liabilities and stockholders' equity	$ 11,856	$ 10,667

See accompanying notes to financial statements.

Kips Bay Medical, Inc.

Statements of Comprehensive Income

(In thousands, except share and per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Net sales	$ 226	$ 252	$ 223
Cost of sales	(98)	(91)	(77)
Gross profit	128	161	146
Operating Expenses:			
Research and development	2,483	1,675	2,521
Selling, general and administrative	3,167	2,755	1,326
Milestone expense	—	—	5,000
Operating loss	(5,522)	(4,269)	(8,701)
Interest income	15	19	12
Interest expense	—	—	(1)
Realized gain on sale of short-term investments	—	—	46
Change in fair value of investor stock purchase option	—	—	(2,290)
Net loss before income tax	$ (5,507)	$ (4,250)	$ (10,934)
Income tax benefit	—	—	42
Net loss	$ (5,507)	$ (4,250)	$ (10,892)
Other Comprehensive Income:			
Unrealized gain (loss) on available-for-sale securities	3	(3)	13
Reclassification of unrealized gain on available-for-sale securities	—	—	(46)
Comprehensive loss	$ (5,504)	$ (4,253)	$ (10,925)
Basic and diluted net loss per share	$ (0.34)	$ (0.27)	$ (0.81)
Weighted average shares outstanding—basic and diluted	16,402,363	15,557,969	13,431,661

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
Statements of Stockholders' Equity (Deficit)
(In thousands except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2009	12,398,919	$124	$11,556	$ (9,201)	$ 33	$ 2,512
Comprehensive loss						
Net loss	—	—	—	(10,892)	—	(10,892)
Unrealized gain on investments, net	—	—	—	—	13	13
Reclassification of unrealized gain on short-term investments	—	—	—	—	(46)	(46)
Comprehensive loss						(10,925)
Common stock issued upon exercise of investor stock purchase option	1,000,000	10	6,990	—	—	7,000
Common stock issued, $7.00 per share, under private placement offering (net of issuance costs of $44)	182,872	2	1,234	—	—	1,236
Stock-based compensation expense	—	—	625	—	—	625
Balance at December 31, 2010	13,581,791	136	20,405	(20,093)	—	448
Comprehensive loss						
Net loss	—	—	—	(4,250)	—	(4,250)
Unrealized loss on investments, net	—	—	—	—	(3)	(3)
Comprehensive loss						(4,253)
Common stock issued in initial public offering, net of issuance costs	2,062,500	20	13,612	—	—	13,632
Issuance of common stock to Aspire Capital	378,788	4	(4)	—	—	—
Restricted stock grants	135,000	1	(1)	—	—	—
Stock-based compensation expense	—	—	492	—	—	492
Exercise of stock options	87,500	1	87	—	—	88
Balance at December 31, 2011	16,245,579	162	34,591	(24,343)	(3)	10,407
Comprehensive loss						
Net loss	—	—	—	(5,507)	—	(5,507)
Unrealized gain on investments, net	—	—	—	—	3	3
Comprehensive loss						(5,504)
Common stock issued under common stock purchase agreement	100,000	1	134	—	—	135
Issuance of common stock in public offering, net of issuance costs	10,000,000	100	5,341	—	—	5,441
Stock-based compensation expense	—	—	588	—	—	588
Exercise of stock options	500	—	1	—	—	1
Balance at December 31, 2012	26,346,079	$263	$40,655	$(29,850)	$ —	$ 11,068

See accompanying notes to financial statements.

Kips Bay Medical, Inc.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net loss	$(5,507)	$(4,250)	$(10,892)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation expense	109	111	74
Stock-based compensation	588	492	625
Amortization of premium on short-term investments	79	132	—
Other	17	—	—
Non-cash interest income	—	(16)	—
Realized gain on sale of short-term investments	—	—	(46)
Change in fair value of investor stock purchase option	—	—	2,290
Changes in operating assets and liabilities:			
Accounts receivable	9	16	(56)
Inventories	(23)	(286)	(606)
Prepaid expenses and other current assets	(3)	1,160	(1,223)
Accounts payable	248	(95)	96
Accrued liabilities	280	(368)	355
Accrued milestone and royalties	—	(5,001)	5,005
Net cash used in operating activities	(4,203)	(8,105)	(4,378)
Cash flows from investing activities:			
Proceeds from sales and maturities of short-term investments	6,459	4,029	966
Purchases of short-term investments	(4,526)	(6,869)	(241)
Purchase of property and equipment	(117)	(112)	(254)
Proceeds from sale of property and equipment	2	—	—
Net cash provided by (used in) investing activities	1,818	(2,952)	471
Cash flows from financing activities:			
Proceeds from sale of common stock in a public offering, net of issuance costs of $1,059	5,441	—	—
Proceeds from sale of common stock under common stock purchase agreement, net of related costs of $4	135	—	—
Proceeds from sale of common stock in IPO, net of issuance costs of $2,868	—	13,632	—
Proceeds from exercise of investor option to purchase common stock	—	—	3,750
Proceeds from sale of common stock under private placement offerings, net of issuance costs	—	—	1,236
Proceeds from the exercise of employee stock options	1	88	—
Net cash provided by financing activities	5,577	13,720	4,986
Net increase in cash and cash equivalents	3,192	2,663	1,079
Cash and cash equivalents at beginning of period	6,211	3,548	2,469
Cash and cash equivalents at end of period	$ 9,403	$ 6,211	$ 3,548
Supplemental disclosures:			
Interest paid in cash	$ —	$ —	$ 1
Supplemental non-cash disclosures:			
Reclassification of investor stock purchase option liability to equity	$ —	$ —	$ 3,250

See accompanying notes to financial statements.

Kips Bay Medical, Inc.

Notes To Financial Statements

1. Organization and Business

Kips Bay Medical, Inc. ("we", "us" or "our") was incorporated in the state of Delaware on May 1, 2007. We are a medical device company focused on manufacturing and commercializing our external saphenous vein support technology, or eSVS® Mesh, for use in coronary artery bypass grafting ("CABG") surgery. Our eSVS Mesh is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the saphenous vein graft. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the combined consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less. The carrying value of these instruments approximates fair value. We have not experienced any losses on our cash and cash equivalents.

Short-term Investments

Short-term investments may consist of bank certificates of deposits, money market funds, commercial paper and corporate debt. Our investment policy seeks to manage these investments to achieve our goal of preserving principal, maintaining adequate liquidity at all times, and maximizing returns subject to our investment guidelines. Short-term investments have been classified and accounted for as available-for-sale securities and are reported on the balance sheet at fair value with unrealized gains or losses reported as a component of other comprehensive income. Interest earned on short-term investments is included in interest income. We periodically evaluate our investments in marketable securities for potential impairment due to declines in market value deemed by us to be other-than-temporary. If cost exceeds fair value, we consider, among other factors, the duration and extent to which cost exceeds fair value, the financial strength of the issuer, and our intent and ability to hold the investment to maturity. Once a decline in value is deemed to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

In 2012 our short-term investments include a $100,000 bank certificate of deposit which we pledged as collateral for a corporate purchasing card which we obtained during 2011 to facilitate certain corporate purchasing activity.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are due within 60 to 90 days of shipment. We grant credit to customers in the normal course of business and do not require collateral. Accounts receivable do not bear interest and are presented net of any allowances for doubtful accounts.

2. Summary of Significant Accounting Policies (Continued)

We determine our allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to us and the condition of the general economy and the industry as a whole.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory cost includes purchased materials and overhead costs which are applied to work in process and finished goods based on annual estimates of production volume and overhead spending. Appropriate consideration is given to deterioration, obsolescence, excess inventory and other factors in evaluating net realizable value. Inventories consist of the following as of December 31 (in thousands):

	2012	2011
Raw materials	$ 83	$ 91
Work in process	371	392
Finished goods	461	409
	$915	$892

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed based upon the estimated useful lives of the respective assets, or the lesser of the estimated useful life or the remaining life of the underlying facility lease for leasehold improvements, ranging from three to seven years, and is recorded using the straight-line method. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, *Property, Plant and Equipment*, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2012 and 2011, no modification of the remaining useful lives or write-down of long-lived assets is required.

Revenue Recognition

We sell our eSVS Mesh to international distributors in Europe and the United Arab Emirates, which subsequently resell it to hospitals and clinics. We recognize revenue when persuasive evidence of an arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured.

We recognize revenue as products are shipped based on agreements with each of our distributors, which provide that title and risk of loss pass to the distributor upon shipment of the products to the distributor and do not provide the distributors a right of return. We invoice shipping charges to our

2. Summary of Significant Accounting Policies (Continued)

distributors and include them in net sales. We expense royalties and shipping costs at the time we report the related revenue and record them in cost of sales.

Research and Development Expenses

Research and development costs consist of costs incurred for internally sponsored research and development, direct expenses and research-related overhead. Research and development costs also include costs related to the execution of clinical trials and related efforts to obtain regulatory approval for our eSVS Mesh.

We charge research and development costs, including clinical trial costs, to expense when incurred. Clinical trial costs are a significant component of research and development expenses. All of our clinical trials are performed at clinical trial sites and are administered jointly by us with assistance from contract research organizations ("CRO"). Costs of setting up clinical trial sites are accrued upon execution of the study agreement. Expenses related to the performance of clinical trials generally are accrued based on contracted amounts and the achievement of agreed upon milestones, such as number of patients enrolled. We monitor levels of performance under each significant contract, including the extent of patient enrollment and other activities through communications with the CROs, and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual effort expended at each clinical trial site and by each CRO.

All material CRO contracts are terminable by us upon written notice and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

We expense costs incurred to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.

Comprehensive Income/Loss

Comprehensive income/loss consists of net loss and the effect of unrealized gains and losses on available-for-sale securities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

Stock-based incentive awards are accounted for under the provisions of FASB ASC 718, *Compensation—Stock Compensation*, which requires companies to measure and recognize the cost of

2. Summary of Significant Accounting Policies (Continued)

employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. We estimate pre-vesting award forfeitures when calculating the compensation costs and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

The fair value of stock based awards is estimated at the date of grant using the Black-Scholes option pricing model. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term. Expected volatility and forfeiture rates are based primarily on the volatility rates of a set of guideline companies, which consist of public and recently public medical technology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term is determined using the simplified method allowed by SEC Staff Accounting Bulletin No. 110.

Prior to the completion of our initial public offering in February 2011, the fair value of our common stock was determined by our Board of Directors at each award grant date based upon a variety of factors, primarily the most recent purchase prices of our common stock issued to third parties in arms-length transactions, but also the progress of our product development, the progress of our preclinical and clinical testing, and the risks associated with our business plan.

Stock-based compensation expense in our statements of comprehensive income is summarized as follows (in thousands):

	December 31,		
	2012	2011	2010
Cost of sales	$ 29	$ 46	$ 12
Research and development	150	153	520
Sales, general and administrative	409	293	93
Total stock-based compensation	$588	$492	$625

Net Loss per Share

We compute net loss per share by dividing our income or loss available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. The computation of diluted earnings per share, or EPS, is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. Diluted EPS is the same as basic EPS due to common equivalent shares being excluded from the calculation, as their effect is anti-dilutive.

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes our calculation of net loss per common share for the periods (in thousands, except share and per share data):

	December 31,		
	2012	2011	2010
Net loss	$ (5,507)	$ (4,250)	$ (10,892)
Weighted average shares outstanding—basic and diluted	16,402,363	15,557,969	13,431,661
Net loss per share—basic and diluted	(0.34)	(0.27)	(0.81)

The following outstanding potential common shares not included in diluted net loss per share calculations as their effects were not dilutive:

	December 31,		
	2012	2011	2010
Employee and non-employee stock options	1,174,250	1,261,000	813,000
Common shares issuable to underwriters under option purchase agreements (See note 8)	603,125	103,125	—

Fiscal Year

We operate on a manufacturing calendar with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of two four-week and one five-week periods.

Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit.

Recently Adopted Accounting Standards

In 2012 we adopted the amended provisions of the *Comprehensive Income* topic of the Financial Accounting Standards Board Codification. The amended provisions were issued to enhance comparability between entities that report under GAAP and IFRS and to provide a more consistent method of presenting non-owner transactions that affect an entity's equity. This topic eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of this amendment did not have a material effect on our Financial Statements as the amendment only impacted presentation.

3. Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Cash and cash equivalents		
Cash	$6,240	$ 571
Money market funds	3,163	5,640
Total cash and cash equivalents	$9,403	$6,211
Short-term investments		
Money market funds	$ 236	$ 236
Commercial paper	611	—
Corporate debt	—	2,621
Bank certificate of deposit	100	100
Total short-term investments	$ 947	$2,957

4. Fair Value of Financial Instruments

We apply the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under US GAAP, and enhances disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes a valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available.

The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. The fair value hierarchy of measurements is categorized into one of the following three levels based on the lowest level of significant input used:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity.

Our cash and equivalents and short-term investments consist of bank deposits, money market funds, and corporate debt securities. Our money market funds are traded in active markets and are recorded at fair value based upon quoted market prices.

We determine the fair value of our bank certificate of deposit and corporate debt securities using other observable inputs which may include quoted prices for similar assets in active markets, quoted

4. Fair Value of Financial Instruments (Continued)

prices for identical or similar assets in markets which are not active, other quoted prices which are directly observable and/or market inputs that are not directly observable, but are derived from or corroborated by other observable market data. Accordingly, we have classified the valuation of these securities as Level 2.

Other financial instruments, including accounts receivable, accounts payable and accrued liabilities, are carried at cost, which we believe approximates fair value because of the short-term maturity of these instruments.

A summary of financial assets (in thousands) measured at fair value on a recurring basis at December 31, 2012 and 2011 is as follows:

	December 31, 2012				December 31, 2011			
	Total	Quoted Prices In Active Markets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices In Active Markets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$3,399	$3,399	$ —	$—	$5,876	$5,876	$ —	$—
Bank certificate of deposit	100	—	$100	—	100	—	$ 100	—
Commercial paper	611	—	611	—	—	—	—	—
Corporate debt securities	—	—	—	—	2,621	—	2,621	—
Total	$4,110	$3,399	$711	$—	$8,597	$5,876	$2,721	$—

5. Short-Term Investments

Short-term investments consist of bank certificates of deposit, money market funds, commercial paper and corporate debt securities. As of December 31, 2012, the remaining contractual maturities of all investments were less than 12 months. Due to the short-term nature of our investments, amortized cost approximates fair value for all investments.

During 2010 we sold our mutual fund investment and reclassified the unrealized gains of $46,000 to be reflected in the statements of comprehensive income.

6. Property and Equipment

At December 31, 2012 and 2011, property and equipment consist of the following (in thousands):

	December 31,	
	2012	2011
Furniture and fixtures	$ 56	$ 56
Machinery, equipment and tooling	505	513
Computers and software	204	111
Leasehold improvements	90	90
Accumulated depreciation	(398)	(303)
Property and equipment, net	$ 457	$ 467

6. Property and Equipment (Continued)

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $109,000, $111,000 and $74,000, respectively.

7. Commitments and Contingencies

Leases

On October 1, 2007, we entered into an operating lease agreement for our current facility which houses our corporate offices and manufacturing space. The term of this lease originally ran from October 1, 2007 through September 30, 2010. In June 2010, we executed an amendment to our lease that extended the lease term through September 30, 2011. In May 2011, we executed a second amendment to our lease that extended the lease term through September 30, 2014. Under the terms of the second amendment, our base rent was reduced to the current market rate effective October 1, 2011, with scheduled increases of approximately 2.5% on October 1, 2012 and 2013.

On June 2, 2011, we entered into an operating sub-lease agreement for approximately 2,800 square feet of office space adjoining our current facility. The term of this lease runs from June 15, 2011 through September 30, 2014. The monthly base rent amount is fixed over the entire term of the sub-lease.

We also lease certain other office equipment under non-cancelable operating lease arrangements which are not recognized on our balance sheets.

Annual future minimum lease obligations under our operating lease agreements as of December 31, 2012 are as follows (in thousands):

2013	$ 85
2014	64
2015	3
Total	$152

Rent expense was $120,000, $88,000 and $57,000 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

Royalty Payments

The core intellectual property relating to our eSVS Mesh was acquired from Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. As consideration for the assignment of such intellectual property, we have agreed to pay Medtronic an aggregate of up to $15.0 million upon the achievement of certain sales milestones and a royalty of 4% on sales of our eSVS Mesh. The milestones and related payments consist of $5.0 million due on the one-year anniversary of the first commercial sale of our eSVS Mesh, $5.0 million due when our cumulative net sales reach $15.0 million and $5.0 million due when our cumulative net sales reach $40.0 million. We reached the first milestone in June 2010 and accrued an expense for the first milestone obligation at that time. This milestone obligation was paid in June 2011. Royalty obligations are payable 60 days after the end of each fiscal quarter, are recorded as a component of our cost of sales and will terminate upon the earlier of the expiration of all of the patents and patent applications acquired from

7. Commitments and Contingencies (Continued)

Medtronic, Inc., or when the aggregate royalties paid reaches $100.0 million. We recognized royalty expense of $8,000 and $10,000 for the years ended December 31, 2012 and 2011, respectively.

Legal Proceedings

We are not currently engaged in any litigation.

Employment Agreements

On July 31, 2012, we entered into an employment agreement (the "Agreement") with Manny Villafaña, our founder, Chief Executive Officer, which replaces in its entirety the Company's prior employment agreement with Mr. Villafaña, dated July 19, 2007, and the Company's change in control agreement with Mr. Villafaña, dated September 12, 2008, both of which previously governed Mr. Villafaña's employment relationship with the Company.

The Agreement provides that Mr. Villafaña will continue in his positions as the Company's Chairman of the Board, Chief Executive Officer and President until July 1, 2015, if not earlier terminated. The Agreement provides for an annual base salary, which amount may be reviewed and changed periodically by our Board of Directors from time to time. The Agreement also provides that Mr. Villafaña will be eligible to earn an annual performance-based bonus in accordance with the Company's bonus policies, if and when any such policies are put in place by the Company's Board of Directors, and provides that Mr. Villafaña is eligible to participate in the Company's employee benefit and retirement plans generally available to employees of the Company, in addition to reimbursement of reasonable business expenses incurred by Mr. Villafaña.

The Agreement may be terminated immediately by the Company for Cause (as defined in the Agreement), or without Cause upon 60 days written notice to Mr. Villafaña, upon determination by the Company's Board of Directors to cease business, or upon the death or Disability (as defined in the Agreement) of Mr. Villafaña. The Agreement may be terminated by Mr. Villafaña for Good Reason (as defined in the Agreement) upon written notice to the Company, or without Good Reason upon 60 days written notice to the Company.

In the event that the Agreement is terminated by the Company for Cause, upon determination by the Company's Board of Directors to cease business, upon Mr. Villafaña's death or Disability, by Mr. Villafaña without Good Reason, or on July 1, 2015, the Agreement provides that Mr. Villafaña will be entitled to unpaid base salary and accrued benefits through the date of termination.

In the event that the Agreement is terminated by the Company without Cause or by Mr. Villafaña for Good Reason, the Agreement provides that Mr. Villafaña will be entitled to unpaid base salary and accrued benefits through the date of termination, the pro-rata amount of Mr. Villafaña's annual incentive bonus at target for Mr. Villafaña's applicable employment period during the fiscal year of termination (provided only if a bonus plan is put in place by the Company's Board of Directors and the Company's senior management are paid a bonus at or above target for the applicable fiscal year), secretarial services for one year following termination, and severance pay of two years of base salary in the event of termination by the Company without Cause or one year of base salary in the event of termination by Mr. Villafaña for Good Reason, in accordance with the Company's normal payroll practices.

7. Commitments and Contingencies (Continued)

In the event of a termination by the Company without Cause or by Mr. Villafaña for Good Reason within two years of a Change in Control (as defined in the Agreement), Mr. Villafaña will be entitled to unpaid base salary and accrued benefits through the date of termination, the pro-rata amount of Mr. Villafaña's annual incentive bonus at target for Mr. Villafaña's applicable employment period during the fiscal year of termination (provided only if a bonus plan is put in place by the Company's Board of Directors and the Company's senior management are paid a bonus at or above target for the applicable fiscal year), secretarial services for one year following termination, and severance pay of three years of base salary payable in a lump sum.

The severance and annual incentive bonus payments above are conditioned upon the Company's receipt of a separation agreement and release of claims from Mr. Villafaña. The Agreement also provides that Mr. Villafaña will not compete with the Company or solicit the Company's customers or employees while employed by and for two years after being employed by the Company. The Agreement also contains certain confidentiality and assignment of inventions and copyrights provisions.

We have entered into employment agreements with certain key employees providing for an annual salary and such benefits in the future as may be approved by the Board of Directors. We have also entered into change of control agreements with certain of our employees which provide that if the employee is terminated for a reason other than cause, or resigns for good reason, upon a merger, acquisition, sale of substantially all of our assets, or liquidation, the employee will receive severance payments equal to his or her monthly base salary for 12 to 24 months.

Indemnification Agreements

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2012 or 2011.

8. Convertible Promissory Notes and Equity Financing

Common Stock Offerings

On December 28, 2012, we issued 10,000,000 shares of our common stock in a public offering at $0.65 per share for gross proceeds of $6.5 million (the "Offering"). We incurred $1.1 million in issuance costs for the Offering. In connection with this Offering, we entered into an underwriting agreement with Sunrise Securities Corp. ("Sunrise") dated December 20, 2012, pursuant to which at closing on December 28, 2012, we paid Sunrise fees of $520,000, which consisted of underwriting discounts of $455,000 and non-accountable expense reimbursements of $65,000. In addition, we issued to the underwriter and its designees options to purchase an aggregate of 500,000 shares of our common stock at an exercise price of $0.8125, or 125% of the purchase price of shares sold in the Offering.

8. Convertible Promissory Notes and Equity Financing (Continued)

These options have a five year term and become exercisable on December 21, 2013, one year after the effective date of the Offering.

On February 16, 2011, we issued 2,062,500 shares of our common stock in an initial public offering ("IPO") at $8.00 per share for gross proceeds of $16.5 million. We incurred $2.9 million in issuance costs for the IPO. In connection with our IPO, we entered into an underwriting agreement with Rodman & Renshaw, LLC ("Rodman") dated February 9, 2011, pursuant to which at closing on February 16, 2011, we paid Rodman fees of $1.3 million, which consisted of underwriting discounts of $1.16 million and non-accountable expense reimbursements of $165,000. In addition, we issued to the underwriters and their designees options to purchase an aggregate of 103,125 shares of our common stock at an exercise price of $10.00, or 125% of the purchase price of shares sold in the IPO. These options have a five year term and became exercisable on February 10, 2012, one year after the effective date of the IPO.

In October 2009, we commenced a private offering of 714,286 shares of our common stock to certain accredited investors at an offering price of $7.00 per share. We sold an aggregate of 317,161 shares of common stock in the private offering, which was completed in February 2010.

Common Stock Purchase Agreement

On October 24, 2011, we entered into a common stock purchase agreement (the "Purchase Agreement") with Aspire Capital Fund, LLC, an Illinois limited liability company ("Aspire Capital"), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of shares of our common stock (the "Purchase Shares") over a three year period at purchase prices determined in accordance with the Purchase Agreement. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, dated as of October 24, 2011, in which we agreed to file one or more registration statements as permissible and necessary to register under the Securities Act of 1933, as amended, the sale by Aspire Capital of the shares of our common stock that have been and that may be issued to Aspire Capital under the Purchase Agreement. We agreed to file the initial registration statement with the U.S. Securities and Exchange Commission (the "SEC") on or before November 21, 2011. This registration statement was declared effective by the SEC on January 26, 2012.

This Agreement was terminated on December 28, 2012 in conjunction with the closing of our public stock offering completed on the same date. We incurred no costs in conjunction with terminating this agreement. As of December 28, 2012, we had sold 100,000 shares of common stock to Aspire Capital pursuant to the Purchase Agreement and, including certain shares of common stock issued to Aspire Capital in connection with the entry into this Agreement, an aggregate of 478,788 shares of common stock had been issued to Aspire Capital pursuant to the Purchase Agreement.

8. Convertible Promissory Notes and Equity Financing (Continued)

Investment Agreement with Kips Bay Investments, LLC

We are a party to an Investment Agreement dated July 19, 2007 with Manny Villafaña and Kips Bay Investments, LLC, or KBI, which had no relationship to us prior to entering into the Investment Agreement. Pursuant to the Investment Agreement, KBI sold us all of its right, title and interest to certain intellectual property assets in exchange for a first secured promissory note dated July 19, 2007 with a principal amount of $100,000 and loaned to us $2.9 million in exchange for a second secured promissory note dated July 19, 2007. The $100,000 note and the $2.9 million note, collectively the Notes, accrued interest at a rate of 9% per annum. All principal and accrued interest under the Notes was convertible into shares of our common stock at a per share price of $0.625 per share.

In March 2009, KBI converted the entire principal amount of $3.0 million and partially converted $217,188 of $467,188 in accrued interest on the Notes into 5,147,389 shares of our common stock at a price of $0.625 per share, and we paid KBI the balance of $250,000 of accrued interest in cash.

The Investment Agreement also granted KBI two stock purchase options. The first stock purchase option granted KBI the right to purchase 600,000 shares of our common stock for $3.5 million following our determination that our eSVS Mesh was suitable for human implantation. The second stock purchase option granted KBI the right to purchase an additional 600,000 shares of our common stock for $3.5 million following the first implantation of our eSVS Mesh. The Investment Agreement also provides certain registration rights to KBI. The relative fair value of the stock purchase options and the beneficial conversion feature on the Notes were recorded as discounts on the Notes and were amortized over the term of the Notes using the effective interest method.

In April 2008, we determined that our eSVS Mesh was suitable for human implantation, and KBI subsequently exercised its first stock purchase option under the Investment Agreement, purchasing an aggregate of 600,000 shares of our common stock for a purchase price of $3.5 million in nine installments from May 2008 to June 2009. In August 2008, the first implantation of our eSVS Mesh took place thereby satisfying the condition to the second stock purchase option. KBI exercised the second option in February 2010, purchasing an additional 600,000 shares for a purchase price of $3.5 million.

Effective January 1, 2009, we adopted FASB ASC 815-40, (formerly EITF Issue No. 07-5, *Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock)*, which clarified the determination of whether equity-linked instruments (or embedded features), such as the options to purchase our common stock granted to KBI, are considered indexed to our own stock, which would qualify as a scope exception under FASB ASC 815. As a result of adopting FASB ASC 815-40, the second option to purchase our common stock granted to KBI is considered a derivative instrument and is measured and reported at fair value. As noted above, the first option was exercised in 2008 and was not outstanding at the effective date for FASB ASC 815-40.

Prior to the exercise of the second option, the estimated fair value of this stock purchase option liability was recorded as a current liability on our balance sheets. Changes in the estimated fair value of this liability were recorded in our statements of comprehensive income.

On January 1, 2009, the date of adoption, we estimated the fair value of the second option to be $1.6 million and this amount was recorded as a cumulative effect adjustment on January 1, 2009, which increased our accumulated deficit $1.4 million. We estimated the fair value of this option as of January 1, 2009 using a Black-Scholes valuation model using the following assumptions: fair value of

8. Convertible Promissory Notes and Equity Financing (Continued)

our common stock: $6.00; dividend yield: 0%; volatility: 70%; risk free interest rate: 0.88%; and expected term: 2.5 years. The fair value of our common stock was determined based upon the sale price in our private placement offering that commenced in March 2009. The estimated dividend yield is zero as we have no intent to pay dividends in the foreseeable future. Volatility was estimated based upon a portfolio of guideline companies in the same or similar lines of business. The risk free interest rate was determined based upon the yield of constant maturity U.S. Treasury bills with durations approximating the expected term. The expected term was based upon the term of the Notes.

The effect of adjusting this liability to its estimated fair value at December 31, 2009 resulted in a net decrease in the estimated fair value of this liability of $610,000, resulting in an estimated fair value of this liability of $960,000. We estimated the fair value of this option as of December 31, 2009 using a Black-Scholes valuation model using the following assumptions: fair value of our common stock: $7.00; dividend yield: 0%; volatility: 70%; risk free interest rate: 0.06%; and expected term: 0.25 years. These assumptions changed from January 1, 2009 due primarily to the commencement of our second private placement offering, under which we sold our common stock at $7.00 per share. In December 2009, we began discussions with an investment banker in order to prepare for a potential initial public offering of our common stock. As a result, we decreased the estimated expected term to coincide with the anticipated timing of an initial public offering.

In connection with KBI's exercise of the second stock purchase option in February 2010, we and KBI entered into an agreement whereby KBI repaid us the $250,000 in cash and we issued KBI 400,000 shares of our common stock at a price of $0.625 per share, the conversion price of the Notes. We accounted for this agreement and its effect on the second stock purchase option as an exchange of the original option for a new option. As the second stock purchase option was exercised concurrent with the repayment and conversion of interest, the fair value of the option was determined based upon the difference between the fair value of our common stock and the exercise price of the option. The fair value of our common stock at the date of modification was determined to be $7.00 per share, based upon the sale price of our common stock to unrelated third-party investors under a private offering which was completed in February 2010. We recorded a charge of $2.3 million as the change in fair value of investor stock purchase option, increasing the recorded investor stock purchase option liability to $3.25 million. This liability was then reclassified to additional paid in capital in conjunction with issuance of shares related to the exercise of the second stock purchase option.

9. Stock-Based Compensation

2007 Long-Term Incentive Plan

Our 2007 Long-Term Incentive Plan, or the Plan, was adopted by the Board of Directors and approved by our stockholders in July 2007. The Plan permits the granting of incentive and non-statutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and other stock awards to eligible employee, directors and consultants. We grant options to purchase shares of common stock under the Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the Plan have a maximum term of ten years and generally vest over four years for employees, at the rate of 25% of total shares underlying the option each year, and over three years for non-employees, with 25% vesting upon grant and 25% vesting each year thereafter. Under the Plan, a total of 2,000,000 shares of common stock

9. Stock-Based Compensation (Continued)

were initially reserved for issuance. As of December 31, 2012, we have 601,750 shares of common stock available for issuance under the Plan.

A summary of option activity is as follows:

	Shares Under Option	Weighted Average Exercise Price
Options outstanding at December 31, 2010	813,000	$4.12
Granted	688,000	3.41
Exercised	(87,500)	1.00
Forfeited and cancelled	(152,500)	5.93
Options outstanding at December 31, 2011	1,261,000	$3.73
Granted	15,000	1.00
Exercised	(500)	1.00
Forfeited and cancelled	(101,250)	4.37
Options outstanding at December 31, 2012	1,174,250	$3.64

A summary of the status of our unvested shares during the year ended and as of December 31, 2012 is as follows:

	Shares Under Option	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2011	760,625	$1.86
Granted	15,000	0.54
Vested	(202,812)	2.03
Forfeited and cancelled	(73,750)	1.86
Unvested at December 31, 2012	499,063	$1.85

9. Stock-Based Compensation (Continued)

Information about stock options outstanding, vested and expected to vest as of December 31, 2012, is as follows:

Outstanding, Vested and Expected to Vest			Options Vested		
Per Share Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Remaining Contractual Life (Years)
$1.00	247,000	5.14	$1.00	232,000	4.86
1.62	5,000	8.91	1.62	1,250	8.91
2.00	375,250	8.70	2.00	129,437	8.52
3.21	15,000	8.39	3.21	3,750	8.39
5.25	130,000	8.33	5.25	32,500	8.33
5.83	154,000	5.81	5.83	154,000	5.81
6.00	23,000	6.67	6.00	17,250	6.67
6.10	80,000	8.18	6.10	20,000	8.18
7.00	145,000	7.07	7.00	85,000	7.07
	1,174,250	7.25	3.55	675,187	6.40

The cumulative grant date fair value of employee options vested during the years ended December 31, 2012, 2011 and 2010 was $347,000, $244,000 and $118,000, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $0, $58,000 and $0, respectively. Total proceeds received for options exercised during the year ended December 31, 2012, 2011 and 2010 were $500, $87,500 and $0, respectively. On an aggregated basis, as of December 31, 2012, there was no intrinsic value for our total outstanding options and for our options exercisable.

As of December 31, 2012, 2011 and 2010, total compensation expense related to unvested employee stock options not yet recognized was $577,000, $944,000 and $608,000, respectively, which is expected to be allocated to expenses over a weighted-average period of 2.28, 2.72 and 1.88 years, respectively.

The assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2012, 2011 and 2010 are as follows:

	December 31,		
	2012	2011	2010
Risk free interest rate	0.92%	1.24% - 2.63%	2.45 - 2.82%
Dividend yield	0%	0%	0%
Expected volatility	57%	53%	50%
Expected term	6.25 years	5.75 - 6.25 years	5.75 - 6.25 years
Weighted average grant date fair value	$0.54	$1.76	$3.56

Nonemployee Stock-Based Compensation

We account for stock options granted to nonemployees in accordance with FASB ASC 718. In connection with stock options granted to nonemployees we recorded $20,000, $30,000 and $388,000 for

9. Stock-Based Compensation (Continued)

nonemployee stock-based compensation during the years ended December 31, 2012, 2011 and 2010, respectively. These amounts were based upon the fair values of the vested portion of the grants.

Amounts expensed during the remaining vesting period will be determined based on the fair value at the time of vesting.

Restricted stock awards

A summary of restricted stock award activity is as follows:

	Number of Shares	Weighted Average Fair Value
Awards outstanding at December 31, 2010	—	—
Granted	135,000	$5.89
Vested	—	—
Cancelled	—	—
Awards outstanding at December 31, 2011	135,000	5.89
Granted	—	—
Vested	(67,500)	3.79
Cancelled	—	—
Awards outstanding at December 31, 2012	67,500	$8.00

The fair value of each restricted stock award is equal to the fair market value of our common stock at the date of grant. Restricted stock awards vest over a period of time that varies with the purpose of the individual award. As of December 31, 2012, outstanding awards vest over four years. The estimated fair value of restricted stock awards, including the effect of estimated forfeitures, is recognized on a straight-line basis over the restricted stock's vesting period. We recorded stock-based compensation expense for restricted stock grants of $255,000 and $159,000 for the years ended December 31, 2012 and 2011, respectively.

Common Stock Purchase Options issued to underwriters

In conjunction with the completion of our public offering in December 2012, we issued to the underwriter and its designees options to purchase an aggregate of 500,000 shares of our common stock at an exercise price of $0.8125, or 125% of the purchase price of shares sold in the public offering. These options have a five year term and become exercisable on December 21, 2013, one year after the effective date of the public offering. These options were not issued under our 2007 Long-Term Incentive Plan.

In conjunction with the completion of our IPO in February 2011, we issued to the underwriters and their designees options to purchase an aggregate of 103,125 shares of our common stock at an exercise price of $10.00, or 125% of the purchase price of shares sold in the IPO. These options have a five year term and became exercisable on February 10, 2012, one year after the effective date of the IPO. These options were not issued under our 2007 Long-Term Incentive Plan.

10. Employee Benefit Plan

We maintain a simplified employee retirement plan, or SEP, which commenced on January 1, 2008. The SEP is a defined contribution plan; employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. We contribute up to 3% of each individual's base salary as required under the safe-harbor provisions of Internal Revenue Service rules governing SEP plans. Our contributions vest immediately and are expensed when paid. We have recorded contributions of $51,000, $52,000 and $46,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

11. Income Taxes

We have incurred net operating losses since inception. We have not reflected the benefit of net operating loss carryforwards in the accompanying financial statements and have established a full valuation allowance against our deferred tax assets.

The state of Minnesota enacted a change to their tax code which made the Minnesota Research Credit a refundable credit for fiscal years starting on or after January 1, 2010. Based upon our research and development costs which qualify under the Minnesota tax code, we recorded an income tax benefit of $42,000 for the year ended December 31, 2010. We had no such qualifying expenses during 2012 or 2011.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating losses and tax credit carryforwards.

The significant components of our deferred tax assets and liabilities for are as follows (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Net operating loss carryforwards	$ 6,927	$ 5,468
Intangible assets—patent prosecution costs	132	138
Stock-based compensation	418	493
Milestone obligation	1,435	1,821
Research credit carryforwards	209	230
Other	32	42
Total deferred tax assets	9,153	8,192
Deferred tax liabilities:	(64)	(5)
Total deferred taxes, net	9,089	8,187
Valuation allowance	(9,089)	(8,187)
Net deferred tax asset	$ —	$ —

11. Income Taxes (Continued)

A reconciliation of the statutory tax rates and the effective tax rates is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Statutory rate	34.0%	34.0%	34.0%
Permanent differences	(2.1)	(9.0)	(8.8)
State and local income taxes	0.4	6.0	7.5
Credits and other	—	0.5	1.2
State tax rate true-up	(16.0)	(12.3)	—
Valuation allowance	(16.3)	(19.2)	(33.5)
Effective rate	0.0%	0.0%	0.4%

Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carry-forward period. Because of our history of operating losses, management believes that the deferred tax assets arising from the above-mentioned future tax benefits are currently not likely to be realized and, accordingly, we have provided a full valuation allowance. The net valuation allowance increased by $902,000 and $815,000 for the years ended December 31, 2012 and 2011, respectively.

Net operating losses and tax credit carryforwards as of December 31, 2012, are as follows:

	Amount (In thousands)	Expiration Years
Net operating losses—federal	$18,973	Beginning 2028
Tax credits—federal	$ 167	Beginning 2026
Tax credits—state	$ 41	Beginning 2022

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, or the IRC, and similar state provisions. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

We would classify interest and penalties related to uncertain tax positions in income tax expense, if applicable. There was no interest expense or penalties related to unrecognized tax benefits recorded through December 31, 2012. The tax years 2007 through 2012 remain open to examination by federal and state tax authorities.

12. Selected quarterly financial data (unaudited)

The following summarized unaudited quarterly financial data has been prepared using the unaudited quarterly financial statements of the Company (In thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2012				
Net sales	$ 53	$ 57	$ 89	$ 27
Gross profit	$ 29	$ 32	$ 52	$ 15
Operating loss	$(1,276)	$(1,387)	$(1,369)	$(1,490)
Net loss	$(1,271)	$(1,383)	$(1,365)	$(1,488)
Basic and diluted net loss per share	$ (0.08)	$ (0.08)	$ (0.08)	$ (0.09)
Fiscal 2011				
Net sales	$ 110	$ 48	$ —	$ 94
Gross profit	$ 73	$ 27	$ —	$ 61
Operating loss	$ (913)	$(1,049)	$(1,194)	$(1,113)
Net loss	$ (909)	$(1,044)	$(1,188)	$(1,109)
Basic and diluted net loss per share	$ (0.06)	$ (0.07)	$ (0.08)	$ (0.07)
Fiscal 2010				
Net sales	$ —	$ 48	$ 59	$ 116
Gross profit	$ —	$ 29	$ 37	$ 80
Operating loss	$(1,199)	$(5,875)	$ (736)	$ (891)
Net loss	$(3,485)	$(5,871)	$ (733)	$ (803)
Basic and diluted net loss per share	$ (0.27)	$ (0.43)	$ (0.05)	$ (0.06)

Quarterly calculations of basic and diluted loss per share are made independently during each fiscal quarter.

13. Subsequent Event

On January 28, 2013, Sunrise exercised a portion of its over-allotment option and as a result we issued 475,000 shares of our common stock providing additional net proceeds of $287,000.

Kips Bay Medical, Inc.
Annual Report On Form 10-K

Exhibit Index

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of the Registrant—incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
3.2	Amended and Restated Bylaws of the Registrant—incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 31, 2011.
4.1	Form of Common Stock Certificate—incorporated by reference to Exhibit 4.1 to the Registrant's amendment no. 2 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on June 11, 2010.
4.2	Registration Rights Agreement by and between Registrant and Aspire Capital Fund, LLC, dated as of October 24, 2011—incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 25, 2011.
4.3	Form of Representative's Option Agreement—incorporated by reference to Exhibit A of Exhibit 1.1 to the Registrant's amendment no. 9 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 18, 2011.
4.4	Form of Representative's Warrant Agreement—incorporated by reference to Exhibit A of Exhibit 1.1 to the Registrant's amendment no. 1 to registration statement on Form S-1 (Reg. No. 333-185225) filed with the SEC on December 18, 2012.
10.1	Lease Agreement by and between the Registrant and St. Paul Properties, Inc., as assigned to St. Paul Fire and Marine Insurance Company, dated as of July 26, 2007—incorporated by reference to Exhibit 10.1 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.2	Investment Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of July 19, 2007—incorporated by reference to Exhibit 10.2 to the Registrant's amendment no. 1 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on May 20, 2010.
10.3	Loan and Security Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of June 19, 2007—incorporated by reference to Exhibit 10.3 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.4	First Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of July 19, 2007—incorporated by reference to Exhibit 10.4 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.5	Second Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of July 19, 2007—incorporated by reference to Exhibit 10.5 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.6	Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010—incorporated by reference to Exhibit 10.6 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.

Exhibit Number	Description of Exhibit
10.7	Debt Conversion Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010—incorporated by reference to Exhibit 10.7 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.8	Assignment and License Agreement by and between the Registrant and Medtronic, Inc., dated as of October 9, 2007—incorporated by reference to Exhibit 10.8 to the Registrant's amendment no. 4 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on August 12, 2010.
10.9	Assignment by Medtronic, Inc. to the Registrant, dated as of August 26, 2008—incorporated by reference to Exhibit 10.9 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.10	Trademark Transfer Agreement by Medtronic, Inc. to the Registrant, dated as of October 10, 2007—incorporated by reference to Exhibit 10.10 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.11*	Employment Agreement by and between the Registrant and Manuel A. Villafaña, dated as of July 25, 2012—incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on August 2, 2012.
10.12*	Employment Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010—incorporated by reference to Exhibit 10.13 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.13*	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers—incorporated by reference to Exhibit 10.14 to the Registrant's amendment no. 2 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on June 11, 2010.
10.14+	Confidentiality Agreement dated effective February 26, 2013 by and between the Registrant, Nasser J. Kazeminy, Nader Kazeminy and Rhonda Donahoe.
10.15*	Change in Control Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010—incorporated by reference to Exhibit 10.17 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.16*	2007 Long-Term Incentive Plan—incorporated by reference to Exhibit 10.18 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.17*	Form of Incentive Stock Option Agreement under the 2007 Long-Term Incentive Plan—incorporated by reference to Exhibit 10.19 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.18*	Form of Non-Qualified Stock Option Agreement under the 2007 Long-Term Incentive Plan—incorporated by reference to Exhibit 10.20 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.19*	Form of Restricted Stock Agreement under the 2007 Long-Term Incentive Plan—incorporated by reference to Exhibit 10.21 to the Registrant's registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on April 8, 2010.
10.20	Letter by and between the Registrant and Kips Bay Investments, LLC, dated May 19, 2010—incorporated by reference to Exhibit 10.22 to the Registrant's amendment no. 1 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on May 20, 2010.

Exhibit Number	Description of Exhibit
10.21*	Indemnification Agreement between the Registrant and Manny Villafaña—incorporated by reference to Exhibit 10.23 to the Registrant's amendment no. 2 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on June 11, 2010.
10.22*	Indemnification Agreement between the Registrant and Scott Kellen—incorporated by reference to Exhibit 10.25 to the Registrant's amendment no. 2 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on June 11, 2010.
10.23*	Indemnification Agreement between the Registrant and Arch C. Smith—incorporated by reference to Exhibit 10.26 to the Registrant's amendment no. 9 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 18, 2011.
10.24*	Indemnification Agreement between the Registrant and Robert E. Munzenrider—incorporated by reference to Exhibit 10.27 to the Registrant's amendment no. 9 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 18, 2011.
10.25*	Indemnification Agreement between the Registrant and Robert J. Sheehy—incorporated by reference to Exhibit 10.28 to the Registrant's amendment no. 9 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 18, 2011.
10.26	Assignment by Medtronic, Inc. to the Registrant, dated as of October 10, 2007—incorporated by reference to Exhibit 10.29 to the Registrant's amendment no. 2 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on June 11, 2010.
10.27	Consulting Agreement by and between the Registrant and Symbios Clinical, Inc., dated as of July 21, 2008—incorporated by reference to Exhibit 10.30 to the Registrant's amendment no. 2 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on June 11, 2010.
10.28	CRO Services Agreement by and between the Registrant and Symbios Clinical, Inc., dated as of March 25, 2010—incorporated by reference to Exhibit 10.31 to the Registrant's amendment no. 2 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on June 11, 2010.
10.29	Amendment No. 1 to Lease by and between the Registrant and St. Paul Fire and Marine Insurance Company, dated as of June 14, 2010—incorporated by reference to Exhibit 10.32 to the Registrant's amendment no. 4 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on August 12, 2010.
10.30	Distribution Agreement by and between the Registrant and LeviBiotech s.r.l., dated July 1, 2010—incorporated by reference to Exhibit 10.33 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.31	Distribution Agreement by and between the Registrant and Master Surgery Systems AS, dated November 22, 2010—incorporated by reference to Exhibit 10.34 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.32	Distribution Agreement by and between the Registrant and Pacific Medical Systems Ltd., dated October 12, 2010—incorporated by reference to Exhibit 10.35 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.

Exhibit Number	Description of Exhibit
10.33	Distribution Agreement by and between the Registrant and Systemed A.E., dated November 22, 2010—incorporated by reference to Exhibit 10.36 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.34	Distribution Agreement by and between the Registrant and Advanced Biomedical Pty Ltd., dated July 22, 2010—incorporated by reference to Exhibit 10.38 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.35	Distribution Agreement by and between the Registrant and Biomed, S.A., dated July 12, 2010—incorporated by reference to Exhibit 10.39 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.36	Distribution Agreement by and between the Registrant and Cardiac Services Ltd., dated November 22, 2010—incorporated by reference to Exhibit 10.41 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.37	Distribution Agreement by and between the Registrant and F.O.C.S. GmbH, dated June 17, 2010—incorporated by reference to Exhibit 10.42 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.38	Distribution Agreement by and between the Registrant and Fehling Instruments Middle East F.Z.C., dated September 1, 2010—incorporated by reference to Exhibit 10.43 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.39	Distribution Agreement by and between the Registrant and Krijnen Medical Innovations B.V., dated June 17, 2010—incorporated by reference to Exhibit 10.44 to the Registrant's amendment no. 8 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 7, 2011.
10.40	Distribution Agreement by and between the Registrant and Sygan Medical GmbH, dated January 11, 2011—incorporated by reference to Exhibit 10.46 to the Registrant's amendment no. 9 to registration statement on Form S-1 (Reg. No. 333-165940) filed with the SEC on January 18, 2011.
10.41*	Employment Agreement by and between the Registrant and Michael Reinhardt, dated as of May 2, 2011—incorporated by reference to Exhibit 10.47 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 12, 2011.
10.42*	Employment Agreement by and between the Registrant and Randy LaBounty, dated as of May 2, 2011—incorporated by reference to Exhibit 10.48 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 12, 2011.
10.43*	Change in Control Agreement by and between the Registrant and Michael Reinhardt, dated as of May 2, 2011—incorporated by reference to Exhibit 10.49 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 12, 2011.

Exhibit Number	Description of Exhibit
10.44*	Change in Control Agreement by and between the Registrant and Randy LaBounty, dated as of May 2, 2011—incorporated by reference to Exhibit 10.50 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 12, 2011.
10.45	Amendment No. 2 to Lease by and between Registrant and St. Paul Fire and Marine Insurance Company, dated as of May 25, 2011—incorporated by reference to Exhibit 10.51 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011 filed with the SEC on August 10, 2011.
10.46	Sublease by and between the Registrant and New Horizon Enterprises, Ltd., dated as of June 2, 2011—incorporated by reference to Exhibit 10.52 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011 filed with the SEC on August 10, 2011.
10.47	Common Stock Purchase Agreement by and between the Registrant and Aspire Capital Fund, LLC, dated as of October 24, 2011—incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 25, 2011.
10.51*	2012 Director Stock Plan—incorporated by reference to Exhibit 10.52 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 15, 2012.
10.52	Contract Research Support Agreement by and between the Registrant and North American Science Associates, Inc., dated as of May 10, 2012—incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 15, 2012.
21+	Subsidiaries of the Registrant—None.
24.1+	Powers of Attorney (see signature page).
31.1+	Chief Executive Officer Certification Pursuant to Rule 13a-14(a), of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Chief Financial Officer Certification Pursuant to Rule 13a-14(a), of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101++	Financial statements from the annual report on Form 10-K of the Company for the year ended December 31, 2012, formatted in XBRL: (i) the Balance Sheets, (ii) the Statements of Comprehensive Income, (iii) the Statements of Stockholders' Equity (Deficit), (iv) the Statements of Cash Flows, and (v) the Notes to Financial Statements.

+ Filed herewith

++ Furnished herewith

* Management Compensatory Plan or Arrangement.

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eSVS® MESH

Caution: Investigational Device Limited by Federal (or United States) law to investigational use. This device is commercially available for use in select international markets.

The eSVS Mesh is a highly flexible, semi-compliant, kink-resistant, tubular-shaped device, knitted from nitinol (nickel/titanium) wire. The eSVS Mesh is designed to be fitted like a sleeve on the outside of saphenous vein grafts ("SVG") to strengthen SVGs used in coronary artery bypass graft ("CABG") surgery. By strengthening the SVG and preventing expansion of the vein graft, the Company hopes to reduce or prevent the resulting injury which can lead to SVG failure and potentially costly and complicated re-interventions for patients undergoing CABG surgery.

Board of Directors

Manny Villafaña
Founder, Chief Executive Officer, and Chairman of the Board, Kips Bay Medical, Inc.

Robert E. Munzenrider
- E-commerce Executive
- Former Chief Financial Officer of St. Jude Medical, Inc.

Robert J. Sheehy
- Operating Partner and Member of Strategic Advisory Board of Genstar Capital
- Former CEO Of United Health-care, a division of United Health Group.

Archie C. Smith
- Private Investor
- Partner with Rothschild Capital Partners

Executive Officers

Manny Villafaña
Founder, Chief Executive Officer, and Chairman of the Board, Kips Bay Medical, Inc.

Scott Kellen
Chief Operating Officer, Chief Financial Officer, and Secretary, Kips Bay Medical, Inc.

Randy LaBounty
Vice President of Regulatory & Clinical Affairs, Kips Bay Medical, Inc.

Michael Reinhardt
Vice President of Sales & Marketing, Kips Bay Medical, Inc.

Professional Service Providers

Independent Auditors
Ernst & Young, LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402

Legal Counsel
Fredrikson & Byron, P.A.
200 South Sixth Street, Ste 4000
Minneapolis, MN 55402

Patent Counsel
Haugen Law Firm, PLLP
1130 TCF Tower
121 South Eighth Street
Minneapolis, MN 55402

Transfer Agent and Registrar
Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075-1139

Kips Bay Medical, Inc.
3405 Annapolis Lane, Suite 200
Minneapolis, MN 55447 USA
+1.763.235.3540 Phone
+1.763.235.3545 Fax
www.kipsbaymedical.com
info@kipsbaymedical.com

KIPS BAY
MEDICAL, INC.
"...advancing, refining, and improving cardiac surgery."

eSVS® MESH

KIPS BAY MEDICAL, INC.

2012 ANNUAL REPORT



First USA Implant
February 5, 2013



A letter from the CEO......

To our friends and shareholders,

In my letter last year, I spoke of regulatory challenges in the United States. This year, I want to review some of the significant milestones that we've achieved and which have continued into 2013.

In August, we enrolled the first patient in our eMESH I clinical feasibility trial which we are conducting for the U.S. FDA. This first patient was enrolled at the Bern University Hospital in Switzerland. In November, after two plus years of trying, we received a conditional approval from the U.S. FDA to begin our clinical study here in the United States. While this initial approval was limited to five patients, we were grateful to be able to allow U.S. cardiac surgeons to work with our Mesh. We went back to the FDA with an argument that more patients were needed to allow us get started with study sites in the United States. Happily, in January the FDA expanded their approval to fifteen patients. This level is enough to allow us to get the trial up and running at the four U.S. study sites allowed by the FDA in their November approval.

Our regulatory and product development team also worked with the FDA to provide them with additional information, related to the early eSVS Mesh design and test work, to address the conditions indicated by the FDA in their November approval. On March 7th of this year, the FDA notified us that the information we provided had satisfied their conditions and they re-issued their approval letter removing those conditions.

On February 5, 2013, the first eSVS Mesh implant was performed here in the United States. This implant was performed by Dr. Alan Wolfe and his team at the North East Georgia Medical Center in Gainesville, Georgia. We were thrilled to be able to attend the first U.S. implant and were equally impressed by Dr. Wolfe and the entire surgical team.

In addition to Northeast Georgia, as of March 31, 2013, the Mayo Clinic in Rochester, Minnesota is also actively recruiting patients.


eSVS® MESH

Caution: Investigational Device Limited by Federal (or United States) law to investigational use. This device is commercially available for use in select international markets.

The eSVS Mesh is a highly flexible, semi-compliant, kink-resistant, tubular-shaped device, knitted from nitinol (nickel/titanium) wire. The eSVS Mesh is designed to be fitted like a sleeve on the outside of saphenous vein grafts ("SVG") to strengthen SVGs used in coronary artery bypass graft ("CABG") surgery. By strengthening the SVG and preventing expansion of the vein graft, the Company hopes to reduce or prevent the resulting injury which can lead to SVG failure and potentially costly and complicated re-interventions for patients undergoing CABG surgery.

Board of Directors

Manny Villafaña
Founder, Chief Executive Officer,
and Chairman of the Board,
Kips Bay Medical, Inc.

Robert E. Munzenrider
- E-commerce Executive
- Former Chief Financial Officer of St. Jude Medical, Inc.

Robert J. Sheehy
- Operating Partner and Member of Strategic Advisory Board of Genstar Capital
- Former CEO Of United Health-care, a division of United Health Group.

Archie C. Smith
- Private Investor
- Partner with Rothschild Capital Partners

Executive Officers

Manny Villafaña
Founder, Chief Executive Officer,
and Chairman of the Board,
Kips Bay Medical, Inc.

Scott Kellen
Chief Operating Officer,
Chief Financial Officer,
and Secretary,
Kips Bay Medical, Inc.

Randy LaBounty
Vice President of Regulatory &
Clinical Affairs,
Kips Bay Medical, Inc.

Michael Reinhardt
Vice President of Sales &
Marketing,
Kips Bay Medical, Inc.

Professional Service Providers

Independent Auditors
Ernst & Young, LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402

Legal Counsel
Fredrikson & Byron, P.A.
200 South Sixth Street, Ste 4000
Minneapolis, MN 55402

Patent Counsel
Haugen Law Firm, PLLP
1130 TCF Tower
121 South Eighth Street
Minneapolis, MN 55402

Transfer Agent and Registrar
Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075-1139

Kips Bay Medical, Inc.
3405 Annapolis Lane, Suite 200
Minneapolis, MN 55447 USA
+1.763.235.3540 Phone
+1.763.235.3545 Fax
www.kipsbaymedical.com
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KIPS BAY
MEDICAL, INC.
"...advancing, refining, and improving cardiac surgery."